UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 03, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X         Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No X
Enclosure:   ANGLOGOLD ASHANTI MINERAL RESOURCE AND ORE RESERVE
                     STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2013

MINERAL
RESOURCE AND
ORE RESERVE
REPORT
2013

ANNUAL
INTEGRATED
REPORT
2013
MINERAL
RESOURCE AND
ORE RESERVE
REPORT
2013
NOTICE OF ANNUAL
GENERAL MEETING
AND SUMMARISED
FINANCIAL
INFORMATION
2013
FOR THE YEAR ENDED 31 DECEMBER
ANNUAL
INTEGRATED
REPORT
•
CEO’s review
•
Financial and operating
performance and outlook
•
Leadership and governance
•
Understanding and
mitigating risks
MINERAL RESOURCE
AND ORE RESERVE
REPORT
• Measured, Indicated and
Inferred Mineral Resource*
• Proved and Probable
Ore Reserve*
*
By group, region, country
and operation
NOTICE OF ANNUAL
GENERAL MEETING
AND SUMMARISED
FINANCIAL INFORMATION
•
Notice of annual
general meeting –
timing and resolutions
to be voted on
•
Summarised ﬁnancial
information

ANNUAL
SUSTAINABILITY
REPORT
2013
ANNUAL
SUSTAINABILITY
REPORT
•
Letter from CEO
•
Material sustainability
issues
•
Approach to risk
•
Sustainability performance
•
Panel feedback
ANNUAL
FINANCIAL
STATEMENTS
2013
ANNUAL
FINANCIAL
STATEMENTS
•
Corporate governance
•
Directors’ report
•
Remuneration report
•
Financial statements –
group and company
Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions,
AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and ﬁnancial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reﬂected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals and requirements, ﬂuctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to the prospectus supplement to
AngloGold Ashanti’s prospectus dated 17 July 2012 that was ﬁled with the
United States SEC on 26 July 2013 and to our annual reports on Form 20-F and any prospectus supplement ﬁled with the United States SEC subsequent to the date of this report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reﬂect events or circumstances after the date of this Integrated Report or to reﬂect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualiﬁed by the cautionary statements herein. This communication may contain certain “Non-GAAP” ﬁnancial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP ﬁnancial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash ﬂow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors & media”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Our primary platform for reporting is
our online report at www.aga-reports.com
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

ABOUT THIS REPORT
The Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated. Note also that all Mineral Resources and
Ore Reserves listed in this document are attributable unless otherwise stated.
Information is presented either by operating region, country, mine or project. The following tables and graphs are used to illustrate developments across AngloGold Ashanti’s operations during 2013:
Inclusive Mineral Resource and Ore Reserve comparison by region, country, mine and project; development sampling results; details of average drill-hole spacing and type; Exclusive Mineral Resource; Mineral Resource below infrastructure; Inclusive Mineral Resource and Ore Reserve by-products; year-on-year reconciliation of the Mineral Resource and Ore Reserve; Inferred Mineral Resource in
business plan; Ore Reserve modifying factors; grade tonnage information on the Mineral Resource and lists of appointed Competent
Persons. Topics for brief discussion include regional overview; country overview; Mineral Resource estimation; Ore Reserve estimation;
location; geology; exploration and projects.
Note: Rounding of ﬁgures in this document may result in minor computational discrepancies. Throughout this report, the metric system of measurement is used and dollar or $ represents US dollar unless otherwise stated. All grade tonnage graphs in this document are for Mineral Resources.
GUIDE TO REPORTING
AngloGold Ashanti Limited (AngloGold Ashanti) publishes a suite of reports to record its overall performance annually. The Annual
Integrated Report for the 2013 ﬁnancial year should be read in conjunction with our Notice of Meeting and Summarised Financial
Information 2013, which has been posted to shareholders, our Annual Sustainability Report 2013 and our Annual Financial
Statements 2013.
Other reports available for the ﬁnancial year are this Mineral Resource and Ore Reserve Report 2013, operational proﬁles and country fact sheets. These reports are all available on our annual report portal at www.aga-reports.com.
For ease of use, a detailed guide on how to use our reports may be found on the inside front cover of this report. For terminology used, please refer to the glossary of terms on page 187.
FOR NOTING:
The following key parameters should be noted in respect of our reports:
•
Production is expressed on an attributable basis unless otherwise indicated.
•
The average workforce, including employees and contractors, is reported for AngloGold Ashanti, its subsidiaries and its joint ventures. The joint ventures are reported on an attributable basis.
•
Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports.
•
Locations on maps are for indication purposes only.
•
Group and company are used interchangeably.
•
‘Statement of ﬁnancial position’ and ‘balance sheet’ are used interchangeably.
AngloGold Ashanti’s Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources
and Ore Reserves (the JORC Code, 2012 Edition), and also conform to the standards set out in the
South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
(The SAMREC Code, 2007 edition and amended July 2009).

GROUP OVERVIEW

OUR
VISION, MISSION AND VALUES
VISION
TO BE THE LEADING MINING COMPANY
To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
EXPLORING
MINING
MARKETING
OUR
MISSION
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

Safety is our ﬁrst value.
We place people ﬁrst and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment
... to care.
We treat each other with dignity and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people’s dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.
We value diversity
.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving beneﬁt from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions and undertake to
deliver on our commitments.
We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.
The communities and societies in which we operate will
be better off for AngloGold Ashanti having been there.
We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneﬁcial partnerships in the communities in which we operate.
We aim to leave host communities with a sustainable future.
We respect the environment.
We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efﬁciency and make efﬁcient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.
OUR
VALUES

OUR VISION, MISSION AND VALUES

CONTENTS
SECTION
ONE
P06-17
GROUP OVERVIEW
10
Mineral Resource by
country (inclusive of
Ore Reserve)
11
Mineral Resource by
country (exclusive of
Ore Reserve)
12
Ore Reserve by country
14
Reconciliation of Mineral
Resource
16
Reconciliation of Ore
Reserve
SECTION
TWO
P18-57
SOUTH AFRICA
18

South Africa
22
Great Noligwa
26
Kopanang
31
Moab Khotsong
37
Mponeng
45
TauTona
50
Surface Operations
56
Uranium
ZA
SECTION
THREE
P58-82
CONTINENTAL AFRICA
60
Democratic Republic
of the Congo
61
Kibali
65
Mongbwalu
68
Ghana
69
Iduapriem
74
Obuasi
81
Guinea
82
Siguiri
CA
SECTION
THREE
CONT
P90-117
CONTINENTAL AFRICA
90
Mali
91
Morila
94
Sadiola
101
Yatela
104
Namibia
105
Navachab
109
Tanzania
110
Geita
CA
GOLD MINING AND
EXPLORATION COMPANIES
ONE OF THE
WORLD’S
FOREMOST
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

SECTION SIX
P184-190
ADMINISTRATIVE
INFORMATION
185
Deﬁnitions
187
Glossary of terms
190
Abbreviations
IBC
Administrative
Information
AU
SECTION FOUR
P118-131
AUSTRALASIA
120
Australia
122
Sunrise Dam
126
Tropicana
AM
SECTION FIVE
P132-183
AMERICAS
134
Argentina
135
Cerro Vanguardia
141
Brazil
143
AGA Mineração
162
Serra Grande
168
Colombia
169
Gramalote
172
La Colosa
176
United States of America
177
Cripple Creek & Victor
(CC&V)
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

GROUP OVERVIEW

GROUP OVERVIEW
SECTION ONE
P06-17
Headquartered in Johannesburg,
South Africa, AngloGold Ashanti
has 21 operations and two
advanced major exploration
projects in 12 countries. Two new
mines, Tropicana in Australia and
Kibali in the Democratic Republic
of the Congo (DRC), came on
stream in late 2013.
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

GROUP OVERVIEW
Argentina
Cerro Vanguardia (92.5%)
Brazil
Serra Grande
AGA Mineração
Colombia
Gramalote (51%)
La Colosa
United States
Cripple Creek & Victor (CC&V)
Australia
Sunrise Dam
Tropicana (70%)
Location of AngloGold Ashanti’s operations and projects – 2013
Guinea
Siguiri (85%)
Mali
Morila (40%)*
Sadiola (41%)
Yatela (40%)
Ghana
Iduapriem
Obuasi
DRC
Kibali (45%)*
Mongbwalu (86.2%)
Tanzania
Geita
Namibia
Navachab
South Africa
Vaal River operations
Great Noligwa
Kopanang
Moab Khotsong
West Wits operations
Mponeng
TauTona
Surface Operations**
1
1
2
2
3
3
11
12
11
12
13
14
13
14
15
15
16
16
9
9
8
8
18
18
17
17
7
7
10
10
19
19
19
19
20
20
20
4
5
4
5
6
6
SOUTH
AFRICA
AMERICAS
CONTINENTAL
AUSTRALASIA
SOUTH
AFRICA
AFRICA
Inclusive Mineral Resources – attributable
(Moz)
South Africa 94.3
Continental Africa 69.1
Australasia 8.6
Americas 61.1
Ore Reserve – attributable
(Moz)
South Africa 30.9
Continental Africa 24.4
Australasia 3.8
Americas 8.8
Percentages in brackets indicate the ownership interest of
AngloGold Ashanti, whether held directly or indirectly. All operations and projects are 100%-owned unless otherwise indicated.
*
Both Morila and Kibali are managed and operated by Randgold
Resources Limited.
** Includes Mine Waste Solutions (MWS).
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

GROUP OVERVIEW

THE YEAR IN REVIEW
MINERAL RESOURCE AND ORE RESERVE
The AngloGold Ashanti Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the
Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2012 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The
SAMREC Code, 2007 edition and amended July 2009). Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated. In complying with revisions to the JORC code the changes to AngloGold Ashanti’s Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the company. AngloGold Ashanti has therefore resolved not to provide the detailed reporting as deﬁned in Table 1 of the code. The company will however continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the code.
AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on an active, well-deﬁned brownﬁelds and greenﬁelds exploration programmes, innovation in both geological modelling and mine planning and continual optimisation of its asset portfolio.
GOLD PRICE
The following local prices of gold were used as a basis for estimation in the December 2013 declaration:
Local prices of gold
Gold price
South Africa
Australia
Brazil
Argentina
US$/oz
ZAR/kg
AUD/oz
BRL/oz
ARS/oz
2013 Ore Reserve
1,100
360,252
1,249
2,551
6,186
2013 Mineral Resource
1,600
434,112
1,606
3,304
8,106
The JORC and SAMREC Codes require the use of reasonable economic assumptions. These include long-range commodity price forecasts which are prepared in-house.
MINERAL RESOURCE
The total Mineral Resource decreased from 241.5 million ounces (Moz) in December 2012 to 233.0Moz in December 2013. A gross annual decrease of 2.8Moz occurred before depletion, while the net decrease after allowing for depletion is 8.5Moz. Changes in economic assumptions from December 2012 to December 2013 resulted in a 12.9Moz decrease to the Mineral Resource, whilst exploration and modelling resulted in an increase of 10.7Moz. Depletion from the Mineral Resource for the year totalled 5.8Moz. The
Mineral Resource has been estimated at a gold price of US$1,600/oz (2012: US$2,000/oz).
Inclusive Mineral Resource
Moz
Mineral Resource as at 31 December 2012
241.5
Reductions
Kopanang
Negative exploration results deﬁned a large uneconomic area
(2.5)
Savuka
Depletions and transfers to TauTona and Mponeng
(3.0)
Obuasi
Revised domaining of Mineral Resource models
(2.4)
Geita
Gold price resulted in an increased cut-off
(1.6)
CC&V
Gold price, model grade and recovery factors
(2.1)
Other
Total of non-signiﬁcant changes
(3.8)
Additions
Mponeng
Transfers from Savuka Mineral Resource
1.7
Kibali
Positive exploration results
2.0
La Colosa
Exploration growth tempered by reduced economics
1.2
Other
Total of non-signiﬁcant changes
2.6
Disposals
Kibali
An Inferred Mineral Resource was transferred to SOKIMO
(0.6)
Mineral Resource as at 31 December 2013
233.0
Rounding of ﬁgures may result in computational discrepancies.
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

ORE RESERVE
The AngloGold Ashanti Ore Reserve reduced from 74.1Moz in December 2012 to 67.9Moz in December 2013. This gross annual decrease of 6.2Moz includes depletion of 5.0Moz. The balance of 1.2Moz reductions in Ore Reserve, results from changes in economic assumptions between 2012 and 2013 which resulted in a reduction of 3.4Moz to the Ore Reserve, whilst exploration and modelling changes resulted in an increase of 2.2Moz. The Ore Reserve has been calculated using a gold price of US$1,100/oz (2012: US$1,300/oz).
Ore Reserve
Moz
Ore Reserve as at 31 December 2012 74.1
Reductions
Savuka Depletions and transfers to TauTona and Mponeng (0.5)
Moab Khotsong Model changes and depletions (0.5)
Sadiola Model changes, economics and depletions (0.7)
Geita Economic changes had a signiﬁcant negative effect (1.5)
CC&V Lower gold price (1.2)
Other Total non-signiﬁcant changes (3.0)
Additions
Mponeng Mainly due to net effect of transfer from Savuka 0.8
Other Total non-signiﬁcant changes 0.4
Ore Reserve as at 31 December 2013 67.9
Rounding of ﬁgures may result in computational discrepancies.
BY-PRODUCTS
Several by-products are recovered as a result of processing of the gold Ore Reserve. These include 57.9kt of uranium oxide from the
South African operations, 0.38Mt of sulphur from Brazil and 29.6Moz of silver from Argentina.
COMPETENT PERSONS
The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as deﬁned in the JORC or SAMREC Codes. All Competent Persons are
employed by AngloGold Ashanti, unless stated otherwise, and have sufﬁcient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears. The legal tenure of each operation and project has been veriﬁed to the satisfaction of the accountable Competent Person.
During the past decade, the company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. The following operations were subject to an external review in line with the policy that each operation project will be reviewed by an independent third party on average once every three years:
•
Mineral Resource and Ore Reserve at Kopanang and Great Noligwa
•
Mineral Resource and Ore Reserve at TauTona
•
Ore Reserve at Kibali
•
Mineral Resource at Gramalote
The external reviews were conducted by the following companies AMEC (Kopanang, Great Noligwa, TauTona and Gramalote) and
Snowden (Kibali Mine). Certiﬁcate of competence documentation has been received from all companies conducting the external reviews to state that the Mineral Resource and/or Ore Reserve comply with the JORC Code and the SAMREC Code.
Numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualiﬁed Competent Persons from within AngloGold Ashanti. A documented chain of responsibility exists from the Competent Persons at the operations to the company’s
Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering
Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral
Resource and Ore Reserve processes for AngloGold Ashanti and is satisﬁed that the Competent Persons have fulﬁlled their responsibilities.
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

GROUP OVERVIEW

MINERAL RESOURCE BY COUNTRY
Inclusive of Ore Reserve (Attributable)
Tonnes
Grade
Contained
gold
as at 31 December 2013
Category
million
g/t
Tonnes
Moz
South Africa
Measured
164.79
2.48
409.37
13.16
Indicated
949.84
2.07
1,968.70
63.30
Inferred
51.36
10.78
553.96
17.81
Total
1,165.99
2.51
2,932.03
94.27
Democratic Republic of the Congo
Measured
2.47
2.50
6.17
0.20
Indicated
71.63
3.78
270.43
8.69
Inferred
31.56
3.54
111.76
3.59
Total
105.65
3.68
388.36
12.49
Ghana
Measured
44.70
4.67
208.68
6.71
Indicated
115.10
3.85
443.68
14.26
Inferred
139.22
2.85
396.84
12.76
Total
299.02
3.51
1,049.21
33.73
Guinea
Measured
33.95
0.62
21.15
0.68
Indicated
96.07
0.76
73.04
2.35
Inferred
61.17
0.97
59.06
1.90
Total
191.19
0.80
153.25
4.93
Mali
Measured
7.19
0.82
5.91
0.19
Indicated
39.30
2.03
79.88
2.57
Inferred
20.34
0.89
18.04
0.58
Total
66.83
1.55
103.83
3.34
Namibia
Measured
22.10
0.65
14.39
0.46
Indicated
75.04
1.31
98.57
3.17
Inferred
6.83
1.26
8.61
0.28
Total
103.96
1.17
121.57
3.91
Tanzania
Measured
–
–
–
–
Indicated
78.48
2.96
232.31
7.47
Inferred
31.38
3.17
99.35
3.19
Total
109.87
3.02
331.66
10.66
Australia
Measured
35.57
1.65
58.87
1.89
Indicated
70.92
2.10
148.71
4.78
Inferred
20.05
3.04
60.92
1.96
Total
126.54
2.12
268.51
8.63
Argentina
Measured
12.97
1.42
18.44
0.59
Indicated
30.23
3.15
95.07
3.06
Inferred
5.66
2.64
14.93
0.48
Total
48.86
2.63
128.44
4.13
Brazil
Measured
16.86
5.42
91.38
2.94
Indicated
21.37
5.13
109.70
3.53
Inferred
49.90
5.29
263.85
8.48
Total
88.13
5.28
464.93
14.95
Colombia
Measured
14.80
0.79
11.62
0.37
Indicated
52.90
0.59
31.07
1.00
Inferred
1,161.73
0.80
925.92
29.77
Total
1,229.43
0.79
968.61
31.14
United States
Measured
249.25
0.76
188.67
6.07
Indicated
173.17
0.66
114.06
3.67
Inferred
51.24
0.67
34.50
1.11
Total
473.66
0.71
337.24
10.84
Total
Measured
604.64
1.71
1,034.66
33.27
Indicated
1,774.04
2.07
3,665.23
117.84
Inferred
1,630.45
1.56
2,547.74
81.91
Total
4,009.13
1.81
7,247.63
233.02
Rounding of ﬁgures may result in computational discrepancies.
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

MINERAL RESOURCE BY COUNTRY
Exclusive of Ore Reserve (Attributable)
Tonnes
Grade
Contained gold
as at 31 December 2013
Category
million
g/t
Tonnes
Moz
South Africa
Measured
15.33
18.11
277.65
8.93
Indicated
230.62
3.71
856.27
27.53
Inferred
17.00
18.74
318.52
10.24
Total
262.95
5.52
1,452.43
46.70
Democratic Republic of the Congo
Measured
0.09
1.63
0.14
0.00
Indicated
32.31
3.35
108.15
3.48
Inferred
30.62
3.59
109.83
3.53
Total
63.02
3.46
218.13
7.01
Ghana
Measured
9.67
7.88
76.17
2.45
Indicated
56.22
3.54
199.27
6.41
Inferred
139.22
2.85
396.84
12.76
Total
205.10
3.28
672.28
21.61
Guinea
Measured
0.41
0.61
0.25
0.01
Indicated
43.36
0.80
34.85
1.12
Inferred
61.17
0.97
59.06
1.90
Total
104.94
0.90
94.15
3.03
Mali
Measured
5.43
0.73
3.96
0.13
Indicated
23.21
1.74
40.37
1.30
Inferred
20.34
0.89
18.04
0.58
Total
48.98
1.27
62.36
2.00
Namibia
Measured
7.29
0.52
3.80
0.12
Indicated
40.72
1.15
46.72
1.50
Inferred
6.83
1.26
8.61
0.28
Total
54.84
1.08
59.13
1.90
Tanzania
Measured
–
–
–
–
Indicated
48.23
2.43
117.00
3.76
Inferred
31.38
3.17
99.35
3.19
Total
79.61
2.72
216.35
6.96
Australia
Measured
3.21
0.87
2.80
0.09
Indicated
43.29
1.97
85.30
2.74
Inferred
20.05
3.04
60.92
1.96
Total
66.55
2.24
149.02
4.79
Argentina
Measured
3.62
2.29
8.30
0.27
Indicated
26.68
2.08
55.58
1.79
Inferred
5.66
2.64
14.93
0.48
Total
35.95
2.19
78.80
2.53
Brazil
Measured
6.46
6.08
39.30
1.26
Indicated
10.94
5.02
54.88
1.76
Inferred
47.34
5.29
250.63
8.06
Total
64.74
5.33
344.81
11.09
Colombia
Measured
14.80
0.79
11.62
0.37
Indicated
52.90
0.59
31.07
1.00
Inferred
1,161.73
0.80
925.92
29.77
Total
1,229.43
0.79
968.61
31.14
United States
Measured
127.24
0.67
85.85
2.76
Indicated
112.52
0.63
70.38
2.26
Inferred
51.24
0.67
34.50
1.11
Total
291.00
0.66
190.74
6.13
Total
Measured
193.55
2.63
509.83
16.39
Indicated
720.99
2.36
1,699.83
54.65
Inferred
1,592.59
1.44
2,297.16
73.86
Total
2,507.13
1.80
4,506.82
144.90
Rounding of ﬁgures may result in computational discrepancies.
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

GROUP OVERVIEW

ORE RESERVE BY COUNTRY
(Attributable)
Tonnes
Grade
Contained gold
as at 31 December 2013
Category
million
g/t
Tonnes
Moz
South Africa
Proved
150.77
0.68
102.05
3.28
Probable
731.97
1.17
859.08
27.62
Total
882.75
1.09
961.13
30.90
Democratic Republic of the Congo
Proved
2.43
2.36
5.71
0.18
Probable
37.23
4.16
154.98
4.98
Total
39.66
4.05
160.70
5.17
Ghana
Proved
31.73
3.90
123.61
3.97
Probable
53.35
3.58
190.90
6.14
Total
85.08
3.70
314.52
10.11
Guinea
Proved
33.72
0.62
21.03
0.68
Probable
52.51
0.69
36.26
1.17
Total
86.23
0.66
57.28
1.84
Mali
Proved
–
–
–
–
Probable
23.70
1.94
45.91
1.48
Total
23.70
1.94
45.91
1.48
Namibia
Proved
–
–
–
–
Probable
46.34
1.29
59.65
1.92
Total
46.34
1.29
59.65
1.92
Tanzania
Proved
–
–
–
–
Probable
36.92
3.28
121.29
3.90
Total
36.92
3.28
121.29
3.90
Australia
Proved
32.37
1.73
56.08
1.80
Probable
27.16
2.30
62.33
2.00
Total
59.53
1.99
118.41
3.81
Argentina
Proved
10.27
1.04
10.63
0.34
Probable
7.30
5.23
38.20
1.23
Total
17.57
2.78
48.84
1.57
Brazil
Proved
8.40
4.13
34.71
1.12
Probable
10.30
4.29
44.18
1.42
Total
18.71
4.22
78.89
2.54
United States
Proved
122.01
0.84
102.83
3.31
Probable
60.65
0.72
43.67
1.40
Total
182.65
0.80
146.50
4.71
Total
Proved
391.70
1.17
456.65
14.68
Probable
1,087.44
1.52
1,656.45
53.26
Total
1,479.14
1.43
2,113.11
67.94
Rounding of ﬁgures may result in computational discrepancies.
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

GROUP OVERVIEW

SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

RECONCILIATION OF INCLUSIVE MINERAL RESOURCE:
2012 – 2013
(Au content Moz)
Previous
year
Sources of change
as at 31 December 2013
Depletion
Gold price
Cost
Exploration       Methodology
Acquisition/
disposal
Other
South Africa
Great Noligwa
1.036
(0.128)
–
0.777
0.054
–
–
(0.103)
Kopanang
9.248
(0.280)
–
(1.131)
(1.148)
–
–
0.103
Moab Khotsong
20.914
(0.295)
–
(0.372)
(0.045)
–
–
–
Vaal River Surface
4.756
(0.162)
–
–
(0.037)
0.064
–
0.004
Mine Waste Solutions
2.584
(0.205)
–
–
0.004
0.006
–
0.018
Mponeng
50.817
(0.459)
(0.784)
(0.384)
1.309
–
–
2.052
Savuka
2.978
(0.052)
–
(0.826)
0.075
0.395
–
(2.570)
TauTona
4.693
(0.298)
–
(0.004)
0.041
(0.161)
–
0.189
West Wits Surface
1.571
(0.020)
–
–
0.015
0.023
–
0.005
Total
98.597
(1.899)
(0.784)
(1.940)
0.268
0.327
–
(0.303)
Continental Africa
Kibali
8.505
(0.048)
(0.171)
0.364
1.871
–
(0.552)
–
Mongbwalu
2.057
–
–
–
0.461
–
–
–
Iduapriem
6.619
(0.288)
(0.312)
–
0.072
0.186
–
0.060
Obuasi
29.825
(0.351)
–
–
0.098
(2.177)
–
–
Siguiri
5.171
(0.248)
(0.557)
(0.333)
0.788
0.167
–
(0.061)
Morila
0.270
(0.054)
–
–
–
0.013
–
0.004
Sadiola
3.786
(0.087)
(0.549)
–
0.019
(0.065)
–
(0.006)
Yatela
0.089
(0.010)
(0.073)
–
–
–
–
–
Navachab
4.408
(0.103)
(0.074)
(0.280)
0.047
0.069
–
(0.158)
Geita
12.282
(0.620)
(1.608)
(0.408)
0.233
0.816
–
(0.031)
Total
73.012
(1.809)
(3.345)
(0.658)
3.590
(0.991)
(0.552)
(0.191)
Australasia
Sunrise Dam
2.819
(0.361)
(0.103)
0.113
0.469
0.265
–
0.024
Tropicana
5.524
(0.234)
–
–
–
0.116
–
–
Total
8.343
(0.596)
(0.103)
0.113
0.469
0.382
–
0.024
Americas
Cerro Vanguardia
4.717
(0.246)
(0.607)
(0.058)
0.280
0.042
–
–
AGA Mineração
11.794
(0.458)
(0.108)
–
0.639
(0.059)
–
0.150
Serra Grande
2.787
(0.182)
(0.005)
–
0.310
0.079
–
–
Gramalote
2.552
–
(0.113)
–
0.754
(0.104)
–
–
La Colosa
26.838
–
(4.101)
–
5.316
–
–
–
Cripple Creek & Victor
12.897
(0.577)
(0.664)
(0.570)
0.211
(0.780)
–
0.325
Total
61.586
(1.462)
(5.598)
(0.628)
7.510
(0.822)
–
0.475
Grand total
241.538
(5.766)
(9.829)
(3.112)
11.837
(1.104)
(0.552)
0.005
Rounding of ﬁgures may result in computational discrepancies.
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

Current
year
Net diff
%
Comments
1.636
0.60
58
Change mainly due to areas of the Vaal Reef and Crystalkop Reef now being considered potentially economic, this was offset by a minor value drop, depletions and transfers.
6.792
(2.46)
(27)
Change mainly due to low grade areas becoming uneconomic. Grades are marginally down and expected to drop in the direction of mining with reduced tonnage due to lower stoping width planned.
20.202
(0.71)
(3)
Changes mainly due to new sampling data at Top and Lower Mine, depletions, stoping width change and pillars becoming uneconomic.
4.626
(0.13)
(3)
Changes mainly due to depletions from waste rock dump material and Sulphur Paydam. Additions were mainly tailings material.
2.406
(0.18)
(7)
Changes mainly due to depletions.
52.551
1.73
3
Decrease in Ventersdorp Contact Reef due to estimation domain changes on Elsburgs as well as low-
grade areas becoming uneconomic, offset by transfers from Savuka and TauTona.
0
(2.98)
–
Changes were mainly due depletions and transfers to TauTona and Mponeng as well as low-grade areas becoming uneconomic.
4.461
(0.23)
(5)
Decrease was mainly due to depletions and low-grade areas becoming uneconomic offset by an increase due to structure modelling changes and transfers from Savuka.
1.594
0.02
1
Growth due to annual tailings additions.
94.267
(4.33)
(4)
9.968
1.46
17
Modelling and re-interpretation of the ore zone due to new exploration drilling information resulted in positive changes. The ground comprising of Kibali South Inferred Mineral Resource was transferred to
Sokimo in settlement of the remaining obligations.
2.518
0.46
22
Increase due to new exploration Mineral Resource extension drilling information.
6.338
(0.28)
(4)
Increase due to Mineral Resource model extensions into the Ajopa bridge area which was offset by depletions and gold price changes.
27.395
(2.43)
(8)
Decrease due to updated domaining in the Mineral Resource models, updating of depletion wireframes around the historically mined-out areas and increase in cut-off grade from 1.06 to 1.6 g/t.
4.927
(0.24)
(5)
Decrease due to a drop in gold price, increase in cost and depletion. This was only partially offset by gains from inﬁll drilling and updated models in P1 and P3.
0.233
(0.04)
(14)
Stockpiles continued to be treated during 2013. Main pit tonnages now included in 2013.
3.099
(0.69)
(18)
Decrease due to gold price.
0.006
(0.08)
(93)
Yatela Main Pit Pushback 8 is no longer economic due to reduction in gold price and geotech issues.
Only stockpiles remain.
3.909
(0.50)
(11)
Slight model gains in Anomaly 13 and Anomaly 16 were offset by reductions due to gold price and costs.
10.663
(1.62)
(13)
Reduction due to lower gold price was slightly offset by positive model changes in the lower cutbacks of
Nyankanga as the result of new inﬁll exploration drill holes.
69.056
(3.96)
(5)
3.227
0.41
14
Additional Mineral Resource deﬁned from exploration drilling and lower mining costs.
5.406
(0.12)
(2)
Minor changes due to depletion and pit designs – no change to models.
8.633
0.29
3
4.129
(0.59)
(12)
Signiﬁcant reductions due to increased costs, reduced gold price and depletion.
11.959
0.16
1
Depletions and the effect of economics was balanced by revised modelling and exploration information.
2.989
0.20
7
Increases due to exploration success.
3.088
0.54
21
The main changes were due to exploration addition, classiﬁcation methodology and revisions to the estimation technique.
28.053
1.22
5
Exploration success.
10.842
(2.05)
(16)
Reductions in: gold price, estimated grade and recovery factors in Cresson resulted in reductions which were in part compensated for by exploration success and a reduced cut-off grade.
61.061
(0.53)
(1)
233.017
(8.52)
(4)
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

GROUP OVERVIEW

RECONCILIATION OF ORE RESERVE:
2012 – 2013
(Au content Moz)
Sources of change
as at 31 December 2013
Previous
year
Depletion
Model change
Changes in
economics
New ounces
from project
Scope
change
South Africa
Great Noligwa
0.393
(0.068)
0.163
–
–
(0.009)
Kopanang
1.393
(0.203)
0.182
–
–
0.082
Moab Khotsong
6.606
(0.217)
(0.227)
–
–
(0.073)
Vaal River Surface
4.649
(0.152)
(0.055)
–
–
–
Mine Waste Solutions
2.347
(0.203)
0.003
–
–
0.104
Mponeng
13.807
(0.364)
(0.042)
–
–
1.165
Savuka
0.544
(0.034)
–
–
–
(0.509)
TauTona
1.649
(0.195)
(0.266)
–
–
0.200
West Wits Surface
0.171
(0.019)
0.008
–
–
0.025
Total
31.560
(1.457)
(0.234)
–
–
0.984
Continental Africa
Kibali
4.921
(0.048)
0.294
–
–
–
Iduapriem
2.206
(0.215)
(0.048)
–
–
0.028
Obuasi
8.517
(0.215)
(0.158)
–
–
–
Siguiri
2.202
(0.227)
0.024
(0.157)
0.037
(0.023)
Morila
0.056
(0.054)
–
–
–
0.038
Sadiola
2.138
(0.133)
(0.208)
(0.276)
–
–
Yatela
0.032
(0.010)
–
(0.022)
–
–
Navachab
2.099
(0.094)
0.062
(0.128)
–
(0.022)
Geita
5.421
(0.496)
0.464
(1.998)
–
0.506
Total
27.592
(1.493)
0.431
(2.582)
0.037
0.527
Australasia
Sunrise Dam
1.184
(0.371)
0.037
–
–
0.314
Tropicana
2.731
(0.134)
0.012
–
–
(0.007)
Total
3.914
(0.505)
0.049
–
–
0.308
Americas
Cerro Vanguardia
2.032
(0.282)
0.094
(0.329)
–
0.055
AGA Mineração
2.330
(0.405)
0.112
(0.018)
0.004
(0.106)
Serra Grande
0.764
(0.144)
(0.005)
(0.013)
(0.033)
0.003
Cripple Creek and Victor
5.883
(0.694)
(0.005)
(0.497)
–
0.022
Total
11.011
(1.524)
0.195
(0.857)
(0.028)
(0.025)
Grand total
74.077
(4.979)
0.441
(3.438)
0.008
1.794
Rounding of ﬁgures may result in computational discrepancies.
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

Acquisition/
disposal
Other
Current
year
Net diff
%
Comments
–
–
0.478
0.09
22
Selected Crystalkop reef areas included in the Ore Reserve.
–
–
1.455
0.06
4
Increase due to the grade cut-off being reduced based as the result of higher planned volumes.
–
0.033
6.122
(0.48)
(7)
Decrease due to structural modelling changes in Top and Middle mine, and reduction in grade in Lower mine.
–
0.019
4.460
(0.19)
(4)
Decrease mainly as a result of depletions.
–
(0.003)
2.248
(0.10)
(4)
Decrease due to depletions.
–
–
14.567
0.76
5
Ore Reserve increased due to the transfer of Savuka Ore Reserve to
Mponeng and mine design changes.
–
–
0
(0.54)
–
Ore Reserve transferred to TauTona and Mponeng (majority to Mponeng).
–
–
1.388
(0.26)
(16)
Decrease due to structural interpretation changes and depletions.
–
(0.001)
0.184
0.01
7
Slight increase due to re-instatement of Savuka R11 waste rock dump.
–
0.047
30.901
(0.66)
(2)
–
–
5.166
0.25
5
Converted Inferred Mineral Resource to Indicated Mineral Resource via
grade control drilling thereby increasing the Probable Ore Reserve.
–
–
1.971
(0.24)
(11)
Impact of decreased gold price and depletion.
–
(0.003)
8.141
(0.38)
(4)
Impact of decreased gold price and depletion.
–
(0.012)
1.842
(0.36)
(16)
Impact of decreased gold price, total costs increased and depletion reduced Ore Reserve. This was partially offset by Inferred Mineral
Resource conversion.
–
0.004
0.044
(0.01)
(22)
Stockpile depletion and addition of mining cutback.
–
(0.089)
1.432
(0.71)
(33)
Reduction due to model changes, gold price change, depletions and write down of stockpile material.
–
0.001
0
(0.03)
–
No Ore Reserve being reported. Mining operations have ceased.
–
–
1.918
(0.18)
(9)
Impact of decreased gold price and depletion.
–
0.002
3.899
(1.52)
(28)
Impact of decreased gold price and depletion, negative impact from model changes and higher contract costs. Scope changes, include Ore
Reserve additions from Nyankanga Cut 11.
–
(0.097)
24.413
(3.18)
(12)
–
0.013
1.177
(0.01)
(1)
Additional ore tonnages added by lower mining costs, achieved by replacing bulk development sampling with RC grade control drilling.
–
0.028
2.630
(0.10)
(4)
Minor changes due to depletion and pit designs.
–
0.041
3.807
(0.11)
(3)
–
–
1.570
(0.46)
(23)
Signiﬁcant reductions due to increased costs, reduced gold price and depletion.
–
0.052
1.971
(0.36)
(15)
Changes due to revised planning factors and changes to mining styles.
–
(0.006)
0.566
(0.20)
(26)
The main impacts in the Ore Reserve were due to economics parameters and needed to remove an open pit due to geotechnical revaluation.
–
–
4.710
(1.17)
(20)
Lower gold price had the most substantial impact (aside from depletion) in reducing the 2013 Ore Reserve.
–
0.046
8.817
(2.19)
(20)
–
0.036
67.938
(6.14)
(8)
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

GROUP OVERVIEW

SOUTH AFRICA
SECTION TWO
P18-57
This section covers AngloGold Ashanti’s
ﬁve deep level mines and surface
operations in the South Africa Region.
ZA
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

As at December 2013, AngloGold Ashanti’s operations in South Africa have a total Inclusive Mineral Resource of 94.27Moz (2012:
98.60Moz) and an Ore Reserve of 30.90Moz (2012: 31.56Moz). This is equivalent to around 40% and 45% of the group’s Mineral
Resource and Ore Reserve respectively. The South African operations produced 1.3Moz of gold in 2013, or 32% of group production, and 1.38Mlb of uranium oxide.
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
South Africa
Category
million
g/t
Tonnes
Moz
Measured
164.79
2.48
409.37
13.16
Indicated
949.84
2.07
1,968.70
63.30
Inferred
51.36
10.78
553.96
17.81
Total
1,165.99
2.51
2,932.03
94.27
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
South Africa
Category
million
g/t
Tonnes
Moz
Measured
15.33
18.11
277.65
8.93
Indicated
230.62
3.71
856.27
27.53
Inferred
17.00
18.74
318.52
10.24
Total
262.95
5.52
1,452.43
46.70
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
South Africa
Category
million
g/t
Tonnes
Moz
Proved
150.77
0.68
102.05
3.28
Probable
731.97
1.17
859.08
27.62
Total
882.75
1.09
961.13
30.90
OVERVIEW

Moz
60
50
40
30
20
10
0
December 2012 December 2013
South Africa
Inclusive Mineral Resource – attributable
Per operation/project

Moz
16
14
12
10
8
6
4
2
0
December 2012 December 2013
South Africa
Ore Reserve – attributable
Per operation/project
* Savuka has formed part of TauTona operations since 2013.
19
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

COUNTRY OVERVIEW
AngloGold Ashanti’s South Africa operations comprise ﬁve deep-level underground mines and surface processing operations. These operations are all located within the Witwatersrand Basin and are in two mining districts, the Vaal River and West Wits areas.
•
The Vaal River operations consist of the Great Noligwa, Kopanang and Moab Khotsong mines and the Vaal River Surface processing operation. Since July 2012, Mine Waste Solutions (MWS) has also formed part of these operations.
•
The West Wits operations consist of the Mponeng and TauTona mines (Savuka forms part of TauTona operations) and the West Wits
Surface processing operation.
The Vaal River operations are situated near the town of Klerksdorp. The primary reefs mined by these operations are the Vaal Reef (VR), the Ventersdorp Contact Reef (VCR) and the secondary Crystalkop Reef (C Reef).
The West Wits operations are situated near the town of Carletonville. The primary reefs mined by these operations are the Carbon
Leader Reef (CLR) and the Ventersdorp Contact Reef (VCR).
All ﬁve underground operations are 100% owned by AngloGold Ashanti. The Vaal River Surface, MWS and West Wits Surface
operations re-work the waste rock dumps and tailings dams which resulted from the mining and processing of the primary and secondary reef horizons.
MINERAL RESOURCE ESTIMATION
The sampling data used in Mineral Resource estimation includes underground chip samples, underground drill holes and surface drill holes. All sample locations are reported as a composite over a mineralised width, resulting in a single channel width (cm) and metal accumulation (cm.g/t) value.
SOUTH AFRICA
continued
Free State
North
West
Province
Northern Cape
Eastern Cape
LESOTHO
Potchefstroom
Orkney
West Wits
Vaal River
TauTona
Mponeng
Surface Operations
Moab Khotsong
Surface Operations*
Great Noligwa
Kopanang
Carletonville
Gauteng
Mpumalanga
Kwazulu Natal
Limpopo
Johannesburg
* Includes Mine Waste Solutions (MWS).
South Africa
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

AngloGold Ashanti makes use of a Bayesian geostatistical approach where, in the absence of dense sampling data, gold estimations are based on a combination of the observed data and external knowledge relating to the data. A Bayesian geostatistical approach asserts that the area to be evaluated forms part of a larger continuous entity, to which the observed data belongs.
Mixed support Co-Kriging is used in the estimation of the Mineral Resource for all South African underground operations. It is a technique that enables the use of data of mixed support, allowing both drill hole and underground sampling data to be used together.
Estimation is performed into large block sizes, generally >210m x 210m, which fully capture the within-block variance, allowing the
Co-Kriging of data of different support sizes over long ranges. Estimation is done per geological homogeneous zone, in logarithmic space because of the highly skewed gold distribution. The ﬁnal gold estimates are then calculated by back transforming the estimates, using lognormal four parameter distribution models. Simple Kriging is used for grade control and Measured Mineral Resource at a
30m x 30m block size and constrained by the weight of the mean value.
The Mineral Resource is initially reported as inclusive of the Ore Reserve as it forms the basis for the Ore Reserve conversion process.
Mineral Resource cut-off grades are computed for each operation, by reef horizon. These cut-off grades incorporate a proﬁt margin that is relevant to the business plan. Grade tonnage curves are produced for each operation, which show the potential of the deposit at different cut-off grades.
ORE RESERVE ESTIMATION
Mine design delineates the mining areas and supporting development for each mining level and section, usually by extrapolating the existing mining design. The in-situ Mineral Resource is scheduled monthly for the full Life of Mine (LOM) plan. The value estimates for these schedules are derived from the Mineral Resource model.
Modifying factors are applied to the in-situ Mineral Resource to arrive at an Ore Reserve. These factors comprise a dilution factor to accommodate the difference between the milling width and the stoping width, as well as the Mine Call Factor (MCF).
Development sampling results – January to December 2013
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating the Ore Reserve.
Sampled gold
Sampled uranium
Statistics are shown in metric
units
Advanced
metres (total)*
Sampled
metres
Avg. channel
width (cm)
Avg. g/t
Avg. cm.g/t
Avg. kg/t
Avg.
cm.kg/t
Vaal River
Great Noligwa
Crystalkop Reef 345.0 50.0 10.2 92.84 947 2.37 36.72
Vaal Reef 911.4 86.0 58.9 45.69 2,691 1.53 76.81
Kopanang
Vaal Reef 14,671.2 1,698.0 22.8 53.68 1,224 3.55 81.95
Moab Khotsong
Vaal Reef 10,587.5 1,270.0 133.4 25.97 3,464 0.95 125.38
West Wits
Mponeng
Ventersdorp Contact Reef 13,277.2 1,962.0 69.4 27.84 1,932 – –
TauTona
Carbon Leader Reef 7,460.3 393.0 23.2 122.80 2,849 1.54 31.11
* This includes both on-reef and off-reef development.
21
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

LOCATION
Great Noligwa is located about 15km southeast of the town of Orkney, in the southern part of the Klerksdorp Goldﬁeld. The Great
Noligwa mining lease area is about 49km
2
and is constrained to the north by China African Precious Metals, to the east by Buffelsfontein mine, to the south by Moab Khotsong and the Jersey and De Hoek faults (downward displacement of 1,000m and 900m respectively), and to the west by Kopanang Mine.
Great Noligwa Mine commenced production in 1968, making it one of the group’s older South African mines. (It was originally Number
8 Shaft of the historic Vaal Reefs Mining Company). The economic horizons are exploited between 1,500m and 2,600m below surface through a mining method that gains access to the gold-bearing reefs with footwall haulages and return airway development. Cross-
cuts are developed every 180m from the haulages to the reef horizon. Raises are then developed on-reef to the level above and the reef is mined out on strike.
GEOLOGY
The Vaal Reef (VR) is the principal economic horizon at Great Noligwa and the Crystalkop Reef (C Reef) is the secondary economic horizon. Both reefs are part of the Witwatersrand Supergroup and are stratigraphically located near the middle of the Central Rand
Group. The C Reef forms the top of the Johannesburg Subgroup, while the VR lies approximately 265m below the C Reef.
The VR unit can reach a maximum thickness of 2m and consists of a thin basal conglomerate (the C facies) and a thicker sequence of upper conglomerates (the A facies). These two sedimentary facies are separated by the B facies, which is a layer of barren orthoquartzite. A facies is the principal economic horizon within the VR, but remnants of the C facies are sporadically preserved below the A facies. High gold values in the VR are often located at the base of this unit and are associated with high uranium values as well as with the presence of carbon. Uranium is a very important by-product of Great Noligwa.
GREAT NOLIGWA
North West Province
N
Free State Province
Klerksdorp
Orkney
Village Main Reef
Hartebeestfontein
Stilfontein
Village Main Reef
Buffelsfontein
China African
Precious Metals
4 Shaft
Weltevreden
Vaal River
Village Main Reef
Tau Lekoa
Village Main Reef
Border
Great Noligwa
Moab Khotsong
Kopanang
Kilometres
0
1
2
3
4
Locality plan
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

The C Reef has been mined on a limited scale in the central part of Great Noligwa, where a high-grade, north-south orientated sedimentary channel, containing two economic horizons, has been exposed. To the east and the west of this channel the C Reef is poorly developed with relatively small areas of economic interest. As in the case of VR, high uranium values are also often associated with high gold values and the presence of a 5mm to 2cm thick carbon seam at the base of the conglomerate. To the north of the mine the C Reef sub-crops against the Gold Estates Conglomerate Formation and in the extreme south of the mine the C Reef has been eliminated by a deep Kimberley erosion channel and the Jersey fault.
A geological model is employed to delineate variations (either lateral or vertical) in characteristics of the VR. The current geological model thus subdivides the VR at Great Noligwa, Kopanang and Moab Khotsong Mines into homogeneous zones (referred to as geozones, facies or Estimation Domains (ED)) based on geological and grade characteristics.
EXPLORATION
Exploration is currently focused on deﬁning smaller structural features of less than 10m that have an inﬂuence on the mining activities. With the conclusion of exploration drilling in the Fish Project area no further exploration to increase the Mineral Resource has been planned.
PROJECTS
Increase in Mineral Resource and Ore Reserve
The Mineral Resource has increased by 58% due to changed assumptions about considerations of reasonable and realistic prospects for eventual economic extraction. This was done as a result of the change in economic and business guidelines for Great Noligwa Mine allowing for an increase in the Mineral Resource (mainly from the C Reef and the Fish Area on the VR) and Ore Reserve.
Fish Project (Zuiping A Fault loss)
Drilling was completed within the Zuiping A Fault zone containing remnant blocks of VR. This ground is situated in the eastern part of the mining lease area and is referred to as the Fish Block. The reef blocks are situated in a high-grade zone within the Zuiping A Fault loss area. The Zuiping faults are early NNW-dipping thrusts and reverse faults. Based on new exploration drilling information the area has been subject to a signiﬁcant structural re-interpretation. As a result the geological conﬁdence has been increased for this area and the block was re-instated into the Mineral Resource. The mining feasibility of this block will be investigated during 2014.
C Reef
A large portion of C Reef was re-instated into the Mineral Resource on the basis that it is now potentially economic. This was due to economic considerations resulting in C reef being included into the Planning Resource (Reserve). 96% of the C Reef Mineral Resource
falls within the Measured and Indicated Mineral Resource categories. Exploration drilling is currently focused on delineating smaller faults with throws of less than 10m and the edges of the erosional Kimberley channels.
AngloGold Ashanti Technology and Innovation Consortium (ATIC) Project
A C Reef block of ground was identiﬁed on 64 Level, where the ATIC Project will focus on improving the mining method that can better extract lower-value reef. This should increase productivity, improve gold recovery, reduce development costs and improve safety.
Currently access development is taking place and reef boring is expected to start during the latter part of 2014.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole
Channel
Other
Comments
Great Noligwa Measured 5 x 5 – – – – Underground chip sampling
Indicated 100 x 100 – – – – Underground drilling
Inferred 1,000 x 1,000 – – – – Surface drilling
Grade/Ore Control – – – – See Measured category
23
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

1.04 -0.13 0.00 0.78 0.05 0.00 -0.10 0.00
1.64
Ounces
(millions)
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1.0
0.9
0.8
2012
Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
Great Noligwa
Mineral Resource reconciliation: 2012 to 2013
0.39 -0.07 0.16 0.00 0.00 -0.01 0.00 0.00
0.48
Ounces
(millions)
0.50
0.48
0.46
0.44
0.42
0.40
0.38
0.36
0.34
0.32
0.30
2012
Other
2013
Great Noligwa
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
GREAT NOLIGWA
continued
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Great Noligwa
Category
million
g/t
Tonnes
Moz
Crystalkop Reef
Measured
0.50
13.05
6.54
0.21
Indicated
0.19
15.61
3.01
0.10
Inferred
0.00
23.10
0.05
0.00
Total
0.70
13.79
9.60
0.31
Vaal Reef
Measured
1.99
18.29
36.38
1.17
Indicated
0.20
17.63
3.59
0.12
Inferred
0.05
24.57
1.30
0.04
Total
2.25
18.38
41.27
1.33
Great Noligwa
Total
2.94
17.29
50.87
1.64
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
South Africa
Category
million
g/t
Tonnes
Moz
Great Noligwa
Measured
1.05
20.57
21.67
0.70
Indicated
0.07
29.61
2.20
0.07
Inferred
0.05
24.51
1.35
0.04
Great Noligwa
Total
1.18
21.32
25.22
0.81
The majority of the Exclusive Mineral Resource is due to design and schedule losses planned in the structurally complex mineralised deposit.
Mineral Resource below infrastructure
There is no Mineral Resource below infrastructure.
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Great Noligwa
Category
million
g/t
Tonnes
Moz
Crystalkop Reef
Proved
0.39
5.68
2.21
0.07
Probable
0.15
5.81
0.86
0.03
Total
0.54
5.72
3.07
0.10
Vaal Reef
Proved
1.09
9.24
10.11
0.33
Probable
0.20
8.49
1.70
0.05
Total
1.29
9.12
11.81
0.38
Great Noligwa
Total
1.83
8.12
14.88
0.48
Ore Reserve modifying factors
as at
31 December 2013
Great Noligwa
Gold
price
ZAR/kg
Cut-off
value
g/t Au
Cut-off
value
cm.g/t
Au
Stoping
width
cm
Dilution
%
Diluted
grade
MCF
%
MetRF
%
Crystalkop Reef
360,252
11.24
1,600
142.3
59.8
8.52
58.0
94.5
Vaal Reef
360,252
9.13
1,600
175.2
50.6
9.34
58.0
94.5
Inferred Mineral Resource in business plan
No planning or scheduling took place in areas classiﬁed as Inferred Mineral Resource.
Ore Reserve below infrastructure
There is no Ore Reserve reported below infrastructure.
0 2 4 6 8 10 12 14 16 18 20
Tonnes above
cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
27
26
25
24
23
22
21
20
19
18
17
16
3.0
2.8
2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
0.8
Tonnes above cut-off Ave grade above cut-off
Great Noligwa
Grade tonnage curve – Underground (metric)
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Brenda Freese
GSSA
966 602
16 years
BSc Hons (Geology)
GDE (Mineral Economics) WITS
Ore Reserve
Willie Olivier
PLATO
MS 0136
23 years
Government Certiﬁcate of Competency
in Mine Survey
25
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

LOCATION
Kopanang is one of three AngloGold Ashanti mines located in the Vaal River district, the other two being Great Noligwa and Moab
Khotsong. Kopanang is located in the Free State province, approximately 170km southwest of Johannesburg and 10km southeast of the town of Orkney. The current mining lease encompasses an area of 35km
2
and is bound by Great Noligwa to the east, China
African Precious Metals Number 3 Shaft to the north and the Jersey fault (1,000m displacement) to the south. The natural extension of the mine is to the southwest.
The mine has been in production since 1984. The shaft was sunk based on geological information provided by 14 surface drill holes
(of which only eight had intersected Vaal Reef (VR)), shaft sinking initiated in 1977 and was completed by 1981 with production commencing in 1984. The gold-bearing reef horizons are accessed via a twin shaft system which descends to a maximum depth of
2,334m, while the main working levels are situated between 1,300m and 2,024m below surface. A sequential grid mining layout is used from which scattered mining takes place.
GEOLOGY
Kopanang is situated in a structurally complex area of the Witwatersrand Basin, which has been subjected to numerous tectonic events. Two tabular gold- and uranium-mineralised reef horizons, the VR and Crystalkop Reef (C Reef), have been mined historically at Kopanang. Currently only the VR is being mined, with limited C Reef mining planned during the LOM. The C Reef is situated stratigraphically about 250m above the VR at Kopanang and is accessible through the VR infrastructure. These conglomerate units dip at an average of 21° towards the south and occur in a 2,100m thick sedimentary sequence comprising the Central Rand Group.
Mining is complicated by the presence of an assortment of steep (85°– 50°) north-dipping and younger low-angle (50°–15°) south-
dipping faults. The interplay of these main fault regimes, along with abundant pre- and post-dating dykes, makes for a complex and geologically challenging deposit.
A geological model is employed to delineate variations (either lateral or vertical) in characteristics of the VR. The current geological model thus subdivides the VR at Great Noligwa, Kopanang and Moab Khotsong Mines into homogeneous zones (referred to as geozones, facies or Estimation Domains (ED)) based on geological and grade characteristics.
KOPANANG
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

EXPLORATION
Brownﬁelds exploration targeting VR on Gencor 1 E and De Pont Landing was completed during 2013. The exploration encompassed the drilling of six exploration holes from surface and three long inclined drill holes from underground over a period of ﬁve years.
The new information acquired, in conjunction with historical drill hole information, alteration mineralogy studies, underground chip sampling data and analysis, resulted in the re-introduction of the 520 Estimation Domain (ED) to the west of the current mining front. The 520 ED was believed to be unnecessary because the reef was interpreted as having the same lithological characteristics as the 460 and 430 geozones and was removed during 2007. Mining progressed well into the historic 520 ED and returned values signiﬁcantly above the low values (< 200cm.g/t) associated with the 520 ED. The exploration programme from 2009 to 2013 was designed to test the gold value to the west.
The 520 ED has been used for the estimation of the 2013 Mineral Resource. The result of this facies change was that values in the
520 ED decreased to an average estimate of 193cm.g/t and the contained ounces were no longer considered as reasonable and realistic prospects for eventual economic extraction. The value for the 520 ED was estimated by a global estimate using the surface drill holes in the 520 ED.
Exploration drilling in the area below 68 Level, that is beneath current mine infrastructure, was completed during 2013. The target blocks consist of VR Inferred and Indicated Mineral Resource and also projected target blocks towards the Jersey fault. This drilling has increased conﬁdence in the Mineral Resource. However there was no increase in contained ounces.
Exploration on the Ventersdorp Contact Reef (VCR) was re-started during 2011 through surface drilling operations. This reef is situated approximately 500m stratigraphically above the VR on Kopanang. After the promising results that were returned from KGD8 whereby the targeted facies was intersected at a value of 3,633cm.g/t over a channel width of 282cm, two exploration holes from underground and an additional surface hole were drilled during 2013. This was to test the lateral and distal extent of the economic VCR facies within reach of the current infrastructure. KGD12 was drilled from surface and intersected the oligomictic channel superimposed on an underlying polymictic channel. Values were returned of 929cm.g/t for the two acceptable and representative intersections (Deﬂections
3 and 4) over a channel width of 186cm.
In addition to this surface drill hole, LIBB15 and K7865 were drilled from underground platforms. Both these holes were stopped short of the VCR due to the holes extending well past the original anticipated VCR positions and placing the blocks above the current infrastructure. K7865, drilling from 53 BW RAW was stopped in the Mondeor Formation at 293m due to safety concerns. This was a steeply-inclined hole and the depth penetration limit of the rig was reached. LIBB15 drilling from 50 BW Access Crosscut was stopped at 324m in the GE4s approximately 80 – 100m short of the VCR. This information allowed for the structure model to be updated. A much larger exploration plan is required to conﬁrm the VCR high-grade channel extension and the structure. This will be dependent on the feasibility of mining the VCR proﬁtably. No VCR is included in the Mineral Resource.
PROJECTS
AngloGold Ashanti Technology and Innovation Consortium (ATIC) Reef Boring Project
A VR block of ground was identiﬁed on 42 Level, where the ATIC Project will focus on improving the mining method that can better extract lower-value reef. This should increase productivity, improve gold recovery, reduce development costs and improve safety.
Access development was completed during 2013 and reef boring is planned to begin during the ﬁrst half of 2014.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole
Channel
Other
Comments
Kopanang Measured 5 x 5 – – – – Underground chip sampling
Indicated 100 x 100 – – – – Underground drilling
Inferred 1,000 x 1,000 – – – – Surface drilling
Grade/Ore Control – – – – See Measured category
27
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Kopanang
Category
million
g/t
Tonnes
Moz
Crystalkop Reef
Measured
0.07
11.92
0.86
0.03
Indicated
0.41
12.87
5.34
0.17
Inferred
0.39
13.46
5.29
0.17
Total
0.88
13.06
11.49
0.37
Vaal Reef EDOM
Measured
0.16
12.96
2.11
0.07
Indicated
0.37
7.05
2.63
0.08
Inferred
0.05
51.28
2.37
0.08
Total
0.58
12.22
7.11
0.23
Vaal Reef Base
Measured
4.48
14.36
64.28
2.07
Indicated
6.42
13.29
85.32
2.74
Inferred
0.23
71.99
16.61
0.53
Total
11.13
14.94
166.22
5.34
Vaal Reef Above Infrastructure
Measured
0.06
14.84
0.83
0.03
Indicated
1.99
11.73
23.31
0.75
Inferred
0.12
18.99
2.29
0.07
Total
2.16
12.22
26.43
0.85
Kopanang
Total
14.75
14.32
211.24
6.79
42% of the Exclusive Mineral Resource is expected to be taken up by the shaft pillar and Mineral Resource beyond the current infrastructure. 43% can be attributed to design and schedule losses in structurally complex areas and areas with marginal gold mineralisation. 15% of the Exclusive Mineral Resource has been identiﬁed as areas for investigation with potential for inclusion in the Planning Resource.
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Kopanang
Category
million
g/t
Tonnes
Moz
Measured
2.58
18.64
48.01
1.54
Indicated
2.41
21.74
52.42
1.69
Inferred
0.56
30.96
17.39
0.56
Kopanang
Total
5.55
21.23
117.82
3.79
Mineral Resource below infrastructure
as at 31 December 2013
Tonnes
Grade
Contained gold
Kopanang
Category
million
g/t
Tonnes
Moz
Measured
0.04
17.51
0.67
0.02
Indicated
0.33
13.57
4.42
0.14
Inferred
0.28
16.55
4.70
0.15
Kopanang
Total
0.65
15.11
9.78
0.31
KOPANANG
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Kopanang
Category
million
g/t
Tonnes
Moz
Crystalkop Reef
Proved
0.02
5.31
0.09
0.00
Probable
0.35
6.60
2.28
0.07
Total
0.36
6.54
2.36
0.08
Vaal Reef EDOM
Proved
0.16
4.63
0.72
0.02
Probable
0.21
4.52
0.97
0.03
Total
0.37
4.57
1.70
0.05
Vaal Reef Base
Proved
2.02
6.61
13.34
0.43
Probable
4.03
6.90
27.84
0.90
Total
6.05
6.81
41.18
1.32
Kopanang
Total
6.78
6.67
45.24
1.45
Ore Reserve modifying factors
as at 31 December 2013
Kopanang
Gold
price
ZAR/kg
Cut-off
value
g/t Au
Cut-off
value
cm.g/t
Au
Stoping
width
cm
Dilution
%
Diluted
grade
MCF
%
MetRF
%
Crystalkop Reef
360,252
9.43
1,000
106.0
53.5
7.51
70.5
95.5
Vaal Reef Base
360,252
9.43
1,000
106.0
51.3
7.18
70.5
95.5
Vaal Reef EDOM
360,252
9.43
1,000
106.0
51.4
4.83
70.5
95.5
Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Kopanang
Tonnes Moz
Comment
Crystalkop Reef
0.09
15.60
1.47
0.05
In situ content
Vaal Reef Base
0.06
12.14
0.77
0.02
In situ content
Total
0.16
14.21
2.24
0.07
With appropriate caution, some Inferred Mineral Resource was included in the business plan during the optimisation process. This accounts for 3% of the business plan.
Ore Reserve below infrastructure
There is no Ore Reserve reported below infrastructure.
9.25 -0.28 0.00 -1.13 -1.15 0.00 0.10 0.00
6.79
Ounces
(millions)
9.5
9.0
8.5
8.0
7.5
7.0
6.5
6.0
2012 Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other Acquisition/
Disposal
2013
Kopanang
Mineral Resource reconciliation: 2012 to 2013
1.39 -0.20 0.18 0.00 0.00 0.08 0.00 0.00
1.45
Ounces
(millions)
1.50
1.45
1.40
1.35
1.30
1.25
1.20
1.15
1.10
2012 Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Other Acquisition/
Disposal
2013
Kopanang
Ore Reserve reconciliation: 2012 to 2013
29
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

0
2
4
6
8
10
12
14
16
18
20
Tonnes above
cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
30
28
26
24
22
20
18
16
14
12
16
14
12
10
8
6
4
2
0
Tonnes above cut-off
Ave grade above cut-off
Kopanang
Grade tonnage curve – Underground (metric)
KOPANANG
continued
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Brenda Freese
GSSA
966 602
16 years
BSc Hons (Geology)
GDE (Mineral Economics) WITS
Ore Reserve
Willie Olivier
PLATO
MS 0136
23 years
Government Certiﬁcate of Competency
in Mine Survey
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

MOAB KHOTSONG
LOCATION
Moab Khotsong is situated near the towns of Orkney and Klerksdorp, about 180km southwest of Johannesburg. The mining lease area lies to the south of Great Noligwa and Kopanang mines. Moab Khotsong is a relatively new mine and the ﬁrst gold was produced in 2003.
The original plan was to exploit two distinct portions of the Moab Khotsong lease area, namely the Middle Mine (85 to 101 Level)
and the Lower Mine (101 to 118 Level). The Middle Mine exploits the Vaal Reef (VR) to depths of between 2,600m and 3,054m below surface on the down-thrown side of the De Hoek and Jersey fault complex. In 2008 the SV4 section of Great Noligwa was incorporated into Moab Khotsong and this section is now termed the Top Mine.
The extension of Moab Khotsong mine to the down-thrown side of the fault complex is strategic because the life of the Vaal River operations could be increased signiﬁcantly. The initial development of Moab Khotsong was taken with a view that the new mine would be well positioned to exploit additional surrounding ore blocks. The most important of these blocks will be the Zaaiplaats blocks, positioned to the southwest of the current Moab Khotsong infrastructure and extending some 400m deeper than the existing mine.
Mining is based on a scattered mining method with an integrated backﬁll support system combined with bracket pillars.
GEOLOGY
The VR is the only economic horizon that is exploited at Moab Khotsong mine (refer to the description of the VR under the Great
Noligwa section on page 18). The Crystalkop Reef (C Reef) is preserved in the northern part of the mine where the reef has been intersected by a number of drill holes. No development or stoping has taken place on the C Reef at Moab Khotsong to date.
The geology at Moab Khotsong is structurally complex with large fault-loss areas, but the main block at Zaaiplaats appears to be comparatively undeformed and only faults of less than 30m displacement are expected. The geological setting is one of crustal extension, bounded in the northwest and southeast by major south-dipping fault systems with north-dipping Zuiping faults sandwiched between them. The De Hoek and Buffels East faults structurally bound the reef blocks of the Middle Mine to the northwest and southeast respectively and the northern boundary is a north-dipping fault. The southern boundary fault of the Middle Mine is currently not deﬁned. Drilling is currently taking place in the Middle Mine area to obtain structural information below 101 Level.
Due to the magnitude of the displacement across the De Hoek fault (more than 700m down to the south), geological structures encountered on the up-thrown side of the De Hoek fault cannot be locally projected to the down-thrown side and vice versa. It is only once the development is through the De Hoek fault that geological mapping information has any bearing on the reef blocks, and a considerable amount of exploration drilling is required to accurately delineate these blocks in this structurally complex area.
Occurrences of gold
31
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

EXPLORATION
Brownﬁelds exploration is currently focused on improving conﬁdence in the geological model. Five surface drilling machines and nineteen underground drilling machines were in operation during 2013 and reduced to one and seven respectively by end of 2013.
The surface drill hole MHH2 was drilled on the Hormah Prospecting Right area adjacent to the current Lower Mine Area C. MHH2 intersected an unusual development of poor VR at 31,43.98m beneath a large fault, interpreted to signiﬁcantly reduce the size of the target block. Plans to drill MHH3 were subsequently cancelled and the Hormah Prospecting Right was allowed to lapse.
Two rigs (MGR6 and MGR8) targeted the periphery of the Zaaiplaats project area, where multiple structures deﬁne the ore block margins. The deﬂection drilling programme at drill hole MGR8 was further delayed by technical issues and subsequently abandoned due to cost reductions implemented during 2013. The long deﬂection of MGR6 progressed drilling in order to increase the structural conﬁdence along the southern margin of Zaaiplaats. The deﬂection was stopped at a depth of 2,416.87m as a result of the capital budget cuts.
Two rigs (MMB6 and MMB7) targeted the core of the Zaaiplaats project area, where dip changes and increased grade variability could impact on the Ore Reserve. Surface drill hole MMB6 obtained the target reef horizon after one year of diamond drilling. The VR was intersected at a depth of 3,309.73m, only 11.3m above the current structural model. Drill hole MMB7 similarly achieved the VR intersection after one year of diamond drilling. The intersected depth of 3,335.11m was 29m below the current modelled position.
A third surface drill hole, MZA10, is planned to drill for additional structural certainty in the early gold portion of Zaaiplaats and is scheduled to commence drilling in early 2014.
Surface drill hole MCY6, which was drilled to upgrade target blocks east of Moab Middle Mine, intersected substantial faulting.
Stratigraphic reconciliation with the model indicated that the target blocks are both smaller and at far greater depths than originally modelled. Hence subsequent planned surface holes MCY7 and MCY8 have been abandoned.
Nineteen underground diamond drilling machines were deployed to carry out capital drilling on the Top, Middle and Lower Mines at the beginning of the year and later reduced to seven machines during the year. This drilling is primarily used to obtain structural and grade information aimed at increasing the Mineral Resource base of Moab Khotsong Mine. Two drilling rigs are currently deployed in the Top Mine to obtain structural information on the VR blocks below 76 Level. Three drilling rigs were deployed in the Middle Mine to obtain structural information on the Level 3 VR blocks below 101 Level while ﬁve drill rigs located in the Middle Mine to obtain structural information on both the VR and C Reef horizons in the eastern area of the mine were removed.
Four drilling rigs were initially deployed to carry out capital drilling associated with the Zaaiplaats project where two hydraulics were drilling for cover and two Long Inclined Boreholes (LIB) for exploration. The primary purpose of the current drilling is to improve conﬁdence in both geological and grade distribution in the Zaaiplaats block. During November two mother holes (LIB78 and LIB79)
intersected VR, becoming the ﬁrst underground exploration reef Intersections in the Zaaiplaats block. The drill rigs are currently busy with short deﬂections to obtain additional evaluation compliant VR intersections.
PROJECTS
The initial development of Moab Khotsong was taken with a view that the new mine would be well positioned to exploit additional surrounding ore blocks adjacent and contiguous to current mining areas. The most important of these blocks will be the Zaaiplaats blocks, positioned to the southwest of the current Moab Khotsong infrastructure and extending below the existing mine. The Moab
Khotsong Level 1 business plan is expected to produce some 2.0Moz of gold. Zaaiplaats will provide an additional 5.2Moz, of gold, extending the mine’s life to approximately 2040 and serving as a gateway for opportunities beyond the initial target blocks.
Phase 1 of Project Zaaiplaats was approved in July 2010 and was concluded during April 2013 with the commissioning of the second rock silo. No gold will be produced during this phase which will be used to establish infrastructure required for phase 2. Phase 2 will create a drilling platform and exploit early opportunities to produce gold. Phase 2 aims to produce 0.5Moz of gold which will supplement the current business plan. The Phase 2 project has been deferred by two years, providing time to investigate alternatives, following gold price drop and variation from initial project assumptions.
The phase 3 study concluded a pre-feasibility study in March 2013. The pre-feasibility study explored various conventional mining options of accessing the mineralised deposit through either Moab Khotsong or Kopanang, while accessing other mining blocks adjacent and contiguous to the Zaaiplaats mineralised deposit. The South African Region ATIC study team is conducting concept studies applying technology mine design concepts to the Zaaiplaats blocks.
MOAB KHOTSONG
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole
Channel
Other
Comments
Moab Khotsong Measured 5 x 5 – – – – Underground chip sampling
Indicated 100 x 100,
800 x 800
– – – – Underground drilling
Inferred 1,000 x 1,000 – – – – Surface drilling
Grade/Ore Control – – – – See Measured category
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Moab Khotsong
Category
million
g/t
Tonnes
Moz
Vaal Reef Lower Mine – Area A Measured – – – –
Indicated 0.16 22.86 3.74 0.12
Inferred 1.08 19.28 20.84 0.67
Total 1.25 19.75 24.59 0.79
Vaal Reef Lower Mine – Area B Measured – – – –
Indicated 3.99 9.64 38.41 1.24
Inferred 1.39 9.49 13.16 0.42
Total 5.37 9.60 51.58 1.66
Vaal Reef Lower Mine – Area C Measured – – – –
Indicated 1.00 21.26 21.19 0.68
Inferred 1.45 22.70 32.99 1.06
Total 2.45 22.11 54.18 1.74
Vaal Reef Lower Mine – Area PZ 2 Measured – – – –
Indicated 8.96 20.78 186.13 5.98
Inferred 2.93 20.87 61.23 1.97
Total 11.89 20.81 247.37 7.95
Crystalkop Reef – Middle Mine Area Measured – – – –
Indicated – – – –
Inferred 1.28 9.58 12.22 0.39
Total 1.28 9.58 12.22 0.39
Vaal Reef – Middle Mine Measured 1.55 23.56 36.49 1.17
Indicated 5.29 22.63 119.75 3.85
Inferred 1.91 18.40 35.12 1.13
Total 8.75 21.87 191.35 6.15
Vaal Reef – Top Mine Measured 0.72 18.89 13.60 0.44
Indicated 0.32 17.66 5.62 0.18
Inferred 0.03 29.01 0.97 0.03
Total 1.07 18.84 20.19 0.65
Vaal Reef – Great Noligwa Shaft Pillar Measured 0.11 16.95 1.83 0.06
Indicated 1.53 16.42 25.06 0.81
Inferred – – – –
Total 1.63 16.45 26.89 0.86
Moab Khotsong Total 33.69 18.65 628.36 20.20
33
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Moab Khotsong
Category
million
g/t
Tonnes
Moz
Measured
1.13
29.62
33.54
1.08
Indicated
8.52
21.05
179.30
5.76
Inferred
10.07
17.53
176.54
5.68
Moab Khotsong
Total
19.72
19.74
389.38
12.52
The Exclusive Mineral Resource consists of designed rock engineering bracket pillars, designed dip pillars and the Great Noligwa shaft pillar on the VR. The major portion of this Exclusive Mineral Resource is located in the Lower Mine area, with minor amounts in the Top and Middle Mines, C Reef and shaft pillar areas. The bracket pillars are designed for safety reasons and will therefore not be mined, whereas the shaft pillar can only be safely extracted at the end of the mine life.
Mineral Resource below infrastructure
as at 31 December 2013
Tonnes
Grade
Contained gold
Moab Khotsong
Category
million
g/t
Tonnes
Moz
Measured
0.37
23.80
8.73
0.28
Indicated
13.48
20.07
270.57
8.70
Inferred
7.62
20.41
155.49
5.00
Moab Khotsong
Total
21.47
20.25
434.79
13.98
20.91 -0.29 0.00 -0.37 -0.05 0.00 0.00 0.00
20.20
Ounces (millions)
21.0
20.9
20.8
20.7
20.6
20.5
20.4
20.3
20.2
20.1
2012 Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other Acquisition/
Disposal
2013
Moab Khotsong
Mineral Resource reconciliation: 2012 to 2013
6.61 -0.22 -0.23
0.00 0.00
-0.07 0.03 0.00
6.12
Ounces (millions)
6.7
6.6
6.5
6.4
6.3
6.2
6.1
6.0
5.9
2012 Other
2013
Moab Khotsong
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
MOAB KHOTSONG
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Moab Khotsong
Category
million
g/t
Tonnes
Moz
Vaal Reef Lower Mine – Area PZ 2 Proved – – – –
Probable 14.03 9.18 128.75 4.14
Total 14.03 9.18 128.75 4.14
Vaal Reef – Middle Mine Proved 0.74 12.73 9.39 0.30
Probable 3.48 12.91 44.95 1.45
Total 4.22 12.88 54.34 1.75
Vaal Reef – Top Mine Proved 0.51 9.33 4.72 0.15
Probable 0.29 9.11 2.60 0.08
Total 0.79 9.25 7.32 0.24
Moab Khotsong Total 19.04 10.00 190.41 6.12
Ore Reserve modifying factors
as at
31 December 2013
Moab Khotsong
Gold
price
ZAR/kg
Cut-off
value
g/t Au
Cut-off
value
cm.g/t
Au
Stoping
width
cm
Dilution
%
Diluted
grade
MCF
%
MetRF
%
Vaal Reef – Lower Mine – Area
PZ 2 360,252 3.94 500 127.0 56.5 11.90 81.0 96.0
Vaal Reef – Middle Mine 360,252 3.21 500 155.6 45.1 10.56 77.2 95.6
Vaal Reef – Top Mine 360,252 3.05 500 164.0 48.5 17.47 76.1 95.1
Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Moab Khotsong
Tonnes
Moz
Comment
Vaal Reef Lower Mine – Area
PZ 2 2.34 21.01 49.23 1.58 –
Vaal Reef – Middle Mine 0.24 9.29 2.23 0.07 –
Vaal Reef – Top Mine 0.01 30.19 0.43 0.01 –
Total 2.60 19.98 51.89 1.67 –
The Inferred Mineral Resource was used for optimisation purposes as it forms part of the business plan, but it was not included in the
Ore Reserve.
Ore Reserve below infrastructure
as at 31 December 2013
Tonnes
Grade
Contained gold
Moab Khotsong
Category
million
g/t
Tonnes
Moz
Proved – – – –
Probable 14.03 9.18 128.75 4.14
Moab Khotsong Total 14.03 9.18 128.75 4.14
35
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Francis Rebaone
Gaelejwe
GSSA
965 326
13 years
BSc Hons (Geology)
Ore Reserve
Andre Johnson
SACNASP
400011/06
23 years
Government Certiﬁcate of Competency
in Mine Survey
HND (Mineral Resource Management)
MEng (Mining Engineering)
MOAB KHOTSONG
continued
0
2
4
6
8
10
12
14
16
18
Tonnes above
cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
27
25
23
21
19
17
34
30
26
22
18
14
10
Tonnes above cut-off
Ave grade above cut-off
Moab Khotsong
Grade tonnage curve – Underground (metric)
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

LOCATION
Along with TauTona and Savuka, Mponeng comprises the West Wits Operations. Situated south of the TauTona and Savuka mines,
Mponeng is near the town of Carletonville and approximately 65km west of Johannesburg. Mponeng was previously named Western
Deep Levels South.
The original twin shaft sinking from surface commenced in 1981 and was commissioned along with the gold plant complex in
1986 when production began. Through the use of two hoisting shafts, a sub-shaft and two service shafts, Mponeng exploits the
Ventersdorp Contact Reef (VCR) between depths of 2,800m and 3,400m below surface.
South of the Mponeng lease area lies the Western Ultra Deep Levels (WUDLS) area. This area is currently being explored through a surface drilling programme and from underground drilling platforms.
GEOLOGY
The VCR is the main reef horizon being mined at Mponeng. The VCR forms the base of the Ventersdorp Supergroup which caps the Witwatersrand Supergroup through an angular unconformity. The overlying Ventersdorp Lavas halted the deposition of the VCR preserving it in its current state. The VCR consists of a quartz pebble conglomerate, which can be up to 3m thick in places. The footwall stratigraphy, following a period of uplift and erosion, controlled the development and preservation of the VCR. The footwall consists of series of sedimentary layers from the Central Rand Group of the Witwatersrand Supergroup which, due to its erosional nature, exposes VCR from the youngest layers in the west to the oldest in the east.
MPONENG
N
Kilometres
0
1
2
3
4
Carletonville
Fochville
Mponeng
TauTona
Savuka
Welverdiend
Sibanye Gold Limited
Driefontein Gold Mine
Blyvooruitzicht
Harmony
Kusasalethu
Gauteng Province
Locality plan
37
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

MPONENG
continued
The relatively argillaceous protoquartzites of the Kimberley Formation are covered by the best-preserved VCR conglomerates.
The VCR is characterised by a series of channel terraces preserved at different relative elevations, and the highest gold values are preserved in these channel deposits. The different channel terraces are divided by zones of thinner ‘slope’ reef, which is of lower value and becomes more prevalent on the higher terraces and on the harder footwall units. The Elsburg Formation lies to the west and is relatively more durable, while the eastern side of the mine is dominated by shales and siltstones of the Booysens Formation and due to the erosional nature of the system, preserved both thick and thinner VCR conglomerates. No VCR is preserved on the Krugersdorp
Formation on the far eastern side of Mponeng.
The other gold-bearing reef with reported Mineral Resource for Mponeng is the Carbon Leader Reef (CLR). This reef has been mined at the adjacent Savuka and TauTona mines, and plans are being made at Mponeng to mine the CLR in the future. The CLR at Mponeng consists of (on average) a 20cm thick, tabular, auriferous quartz pebble conglomerate formed near the base of the Central Rand
Group. The CLR is approximately 900m deeper than the VCR. The CLR is divided into three sedimentary units, Unit 1, Unit 2 and
Unit 3. The Mponeng CLR Project area is dominated by Unit 3 with a smaller portion of Unit 2 towards the east. Unit 2 is a complex channel deposit, and Unit 3 is the oldest of the CLR channel deposits and preserves the relatively lower values that can be contained in the CLR.
Both the VCR and the CLR reefs have been subjected to faulting and are intruded by a series of igneous dykes and sills of various ages that cross-cut the reefs. There is an inherent risk in mining through these faults and intrusives and a key objective of AngloGold
Ashanti mine geologists is to identify these geological features ahead of the working face to assist with deciding on the best practice when approaching or mining through these structures.
Mining currently is focused on the eastern and western edges of the lease area above 120 Level. The risk to maintaining higher values is increasing due to the erratic nature and poor preservation of VCR on the Elsburg and Booysens Footwall zones. The goal for the next two years is to successfully predict and model the higher value trends where they exist in order to meet the demand of the business plan. The below 120 Level ground is scheduled to mine the VCR on Kimberly footwall, which is better mineralised and of higher value where VCR is preserved, however this will only start contributing to Mponeng production in two years’ time.
EXPLORATION
Underground exploration targets are located within the current mining lease and the adjacent WUDLS area, which is a natural extension to the current mining fronts accessing the deeper portions of the VCR and CLR mineral deposits.
The majority of the Mineral Resource within WUDLS lease area is classiﬁed as an Inferred Mineral Resource. The upgrading of this ground was not possible in 2013 due to the poor drilling progress of the underground exploration holes. Below 120 Level drilling platforms were delayed continually due to ﬂooding and power supply problems. The surface drilling was partially successful with one drill hole, UD51, intersecting the VCR at a depth of 3,837m below surface. This is the ﬁrst VCR intersection in the central portion of the
WUDLS area and returned a grade of 3.65g/t over 20.7cm channel width.
For the exploration on the upper west side of the mine, the LIB intersected high volumes of ﬂammable gas and underground ﬁssure water. The holes were delayed from progressing further and were stopped. The planned targets are to be re-accessed from different platforms starting in early 2014.
Exploration of VCR on the south west portion of the lease ahead of the Phase 1 project in the west completed 3 new reef Intersections.
Drilling continues and will further conﬁrm the geological model and current value trends on the Elsburg footwall zone.
The CLR exploration programme was successful in 2013. Planned targets were intersected in the ﬁrst half of 2013. The rest of the platforms on 126 Level and on TauTona were not going to be ready in time so the targets schedule for CLR phase 2 was deferred to 2014.
The planned extension of Mponeng, through the phased deepening projects, will provide greater mining access to the CLR and the VCR Mineral Resource. Exploration drilling from these newly-developed platforms will meet the demands for the project start-
up dates. Exploration drilling on both the CLR and the VCR will continue until the results have provided sufﬁcient conﬁdence in the geological models.
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

SOUTH AFRICA

SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

MPONENG
continued
PROJECTS
The planned project phases will extract that portion of the Mineral Resource currently below infrastructure. The Phase 1 VCR project has successfully accessed ground to 126 Level. In September 2013 phase 1 intersected the VCR reef on the 123 – 42 line approximately
3,405m below surface, the deepest at which VCR has ever been intersected. The phase 1 project is planned to be in full production in January 2015. VCR will be mined at an average planned area of 20,000m² per month in phase 1 and will extend Mponeng’s LOM to 2032.
The Carbon Leader project Phase 2 will extract CLR south of the TauTona and Savuka mines from 123 and 126 Levels. During
2013 preparations for the shaft infrastructure was being done with the development of ramp design and the supporting on-level infrastructure.
Future phases on VCR (Phase 3 and 5) and CLR (Phase 4 and 6) are being considered for economic studies and are dependent on the progress from continued exploration work and design options considerations.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole
Channel
Other
Comments
Mponeng
Measured
5 x 5
–
–
–
–
Underground chip sampling
Indicated
100 x 100
–
–
–
–
Underground drilling
Inferred
1,000 x 1,000
–
–
–
–
Surface and underground drilling
Grade/Ore Control
–
–
–
–
See Measured category
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Mponeng
Category
million
g/t
Tonnes
Moz
TauTona Ventersdorp Contact Reef Shaft Pillar
Measured
0.49
17.40
8.47
0.27
Indicated
1.25
20.21
25.22
0.81
Inferred
–
–
–
–
Total
1.73
19.42
33.69
1.08
Ventersdorp Contact Reef Above 109 Level
Measured
5.53
10.97
60.68
1.95
Indicated
4.51
7.05
31.75
1.02
Inferred
–
–
–
–
Total
10.04
9.21
92.43
2.97
Ventersdorp Contact Reef 109 to 120 Level
Measured
3.48
20.51
71.43
2.30
Indicated
5.74
11.86
68.01
2.19
Inferred
0.66
3.84
2.54
0.08
Total
9.88
14.37
141.99
4.57
Ventersdorp Contact Reef Below 120 Level
Measured
0.23
21.29
4.88
0.16
Indicated
10.45
15.78
164.94
5.30
Inferred
0.09
3.84
0.34
0.01
Total
10.77
15.80
170.17
5.47
Ventersdorp Contact Reef WUDLS
Measured
–
–
–
–
Indicated
2.53
15.67
39.67
1.28
Inferred
11.76
14.99
176.34
5.67
Total
14.29
15.11
216.01
6.94
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

as at 31 December 2013
Tonnes
Grade
Contained gold
Mponeng
Category
million
g/t
Tonnes
Moz
Ventersdorp Contact Reef Block 1 Measured 0.07 4.28 0.29 0.01
Indicated 2.99 4.18 12.52 0.40
Inferred – – – –
Total 3.06 4.19 12.81 0.41
Ventersdorp Contact Reef Block 3 Measured 0.01 6.52 0.10 0.00
Indicated 5.00 5.97 29.85 0.96
Inferred – – – –
Total 5.01 5.97 29.95 0.96
Ventersdorp Contact Reef Block 5 Measured 0.05 3.38 0.18 0.01
Indicated 1.60 6.17 9.85 0.32
Inferred – – – –
Total 1.65 6.08 10.03 0.32
Ventersdorp Contact Reef Outside Project areas Measured 0.24 4.95 1.18 0.04
Indicated 7.36 3.96 29.13 0.94
Inferred – – – –
Total 7.60 3.99 30.32 0.97
TauTona Carbon Leader Reef Shaft Pillar Measured 0.32 41.72 13.27 0.43
Indicated 1.10 41.48 45.61 1.47
Inferred – – – –
Total 1.42 41.54 58.88 1.89
TauTona Carbon Leader Reef Eastern Block Measured – – – –
Indicated 0.66 23.08 15.20 0.49
Inferred – – – –
Total 0.66 23.08 15.20 0.49
Carbon Leader Reef Below 120 Level Measured – – – –
Indicated 27.79 22.19 616.68 19.83
Inferred 7.97 20.39 162.60 5.23
Total 35.76 21.79 779.28 25.05
Carbon Leader Reef Savuka Measured 0.15 15.59 2.30 0.07
Indicated 2.40 17.29 41.45 1.33
Inferred – – – –
Total 2.54 17.19 43.76 1.41
Mponeng Total 104.42 15.65 1,634.52 52.55
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Mponeng
Category
million
g/t
Tonnes
Moz
Measured 8.83 15.05 132.83 4.27
Indicated 38.38 14.02 537.96 17.30
Inferred 5.97 20.62 123.15 3.96
Mponeng Total 53.18 14.93 793.93 25.53
The current mining practice in the West Wits is to leave behind 35% to 50% of the Mineral Resource as stability pillars. This is done to minimise the effects of seismicity on underground workings. Bracket pillars are also placed around igneous intrusives and other geological structures to improve stability and to minimise risks associated with seismicity around these structures. All these pillars and areas that mining cannot access are included in the Exclusive Mineral Resource.
Other areas of the Mineral Resource that do not form part of LOM fall under categories considered to be beyond infrastructure and below the economic cut-off for the mine.
Inclusive Mineral Resource continued
41
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

MPONENG
continued
Mineral Resource below infrastructure
as at 31 December 2013
Tonnes
Grade
Contained gold
Mponeng
Category
million
g/t
Tonnes
Moz
Measured
–
–
–
–
Indicated
30.32
21.65
656.35
21.10
Inferred
19.74
17.17
338.94
10.90
Mponeng
Total
50.06
19.88
995.29
32.00
50.82 -0.46 -0.78 -0.38 1.31 0.00 2.05 0.00
52.55
Ounces
 (millions)
53.0
52.5
52.0
51.5
51.0
50.5
50.0
49.5
49.0
48.5
2012 Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
Mponeng
Mineral Resource reconciliation: 2012 to 2013
13.81 -0.36 -0.04 0.00 0.00 1.17 0.00 0.00
14.57
Ounces
(millions)
14.6
14.4
14.2
14.0
13.8
13.6
13.4
13.2
2012
Other
2013
Mponeng
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
Dykes
Ventersdorp Lava
VCR Reef
Elsburgs Quartzites
Dennys Quartzites
Kimberley Quartzites
Booysens Shales
Krugersdorp Quartzites
Luipaardsvlei Quartzites
Randfontein Quartzites
-3,700
-3,750
-3,800
0
500
1,000
1,500
SECTION THROUGH 123 LEVEL
E
W
Mponeng Gold Mine Phase 1 below 120 Ventersdorp Contact Reef
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Mponeng
Category
million
g/t
Tonnes
Moz
Ventersdorp Contact Reef Proved 0.48 6.11 2.90 0.09
Above 109 Level Probable 0.52 7.18 3.77 0.12
Total 1.00 6.67 6.67 0.21
Ventersdorp Contact Reef Proved 1.73 9.19 15.90 0.51
109 to 120 Level Probable 5.04 5.62 28.34 0.91
Total 6.77 6.53 44.25 1.42
Ventersdorp Contact Reef Proved 0.40 10.26 4.13 0.13
Below 120 Level Probable 10.42 8.06 84.00 2.70
Total 10.82 8.14 88.13 2.83
TauTona Carbon Leader Reef Proved – – – –
Eastern Block Probable 1.06 11.74 12.40 0.40
Total 1.06 11.74 12.40 0.40
Carbon Leader Reef Below 120 Level Proved – – – –
Probable 23.31 12.13 282.63 9.09
Total 23.31 12.13 282.63 9.09
Carbon Leader Savuka Proved 0.19 7.90 1.50 0.05
Probable 2.27 7.70 17.48 0.56
Total 2.46 7.72 18.99 0.61
Mponeng Total 45.42 9.98 453.07 14.57
Ore Reserve modifying factors
as at 31 December 2013
Mponeng
Gold
price
ZAR/kg
Cut-off
value
g/t Au
Cut-off
value
cm.g/t
Au
Stoping
width
cm
Dilution
%
Diluted
grade
MCF
%
MetRF
%
Carbon Leader Reef Savuka 360,252 6.25 750 120.0 48.3 7.22 81.0 98.3
Carbon Leader Reef Below 120
Level 360,252 7.14 750 105.0 42.2 8.84 81.0 98.4
TauTona Carbon Leader Reef
Eastern Block 360,252 6.49 750 115.5 49.1 11.34 81.6 98.4
Ventersdorp Contact Reef 109
to 120 Level 360,252 5.58 750 134.4 46.5 5.67 81.0 97.9
Ventersdorp Contact Reef
Above 109 Level 360,252 5.69 750 131.9 46.2 5.73 80.9 98.0
Ventersdorp Contact Reef
Below 120 Level 360,252 5.05 750 148.5 44.1 6.41 84.5 98.1
43
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

MPONENG
continued
0
2
4
6
8
10
12
14
16
18
Tonnes above
 cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
28
26
24
22
20
18
16
14
12
110
100
90
80
70
60
50
40
30
Tonnes above cut-off
Ave grade above cut-off
Mponeng
Grade tonnage curve – Underground (metric)
Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Mponeng
Tonnes Moz
Comment
Carbon Leader Reef Below
120 Level
5.73
14.49
82.95
2.67
Carbon Leader Reef Phase 2, 4 and 6 – Inferred
Mineral Resource included in business plan but not
in Ore Reserve
Total
5.73
14.49
82.95
2.67
The Inferred Mineral Resource was used for optimisation purposes and it forms part of the business plan, but it was not included in the Ore Reserve. These portions of the deposit are located in the WUDLS area below current infrastructure and that part of the CLR
Mineral Resource that is to be included in the CLR phase 4 project.
Ore Reserve below infrastructure
as at 31 December 2013
Tonnes
Grade
Contained gold
Mponeng
Category
million
g/t
Tonnes
Moz
Proved
–
–
–
–
Probable
23.31
12.13
282.63
9.09
Mponeng
Total
23.31
12.13
282.63
9.09
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Gareth Flitton
GSSA
964 758
10 years
BSc Hons (Geology)
GDE (Mineral Economics) WITS
Ore Reserve
Pieter Enslin
PLATO
PMS 0183
31 years
GDE (Mineral Economics) WITS
HND (Mineral Resource Management)
MSCC
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

TAUTONA
LOCATION
TauTona (Savuka has formed part of TauTona operations since 2013), lies on the West Wits Line, just south of Carletonville in the
North West Province, about 70km southwest of Johannesburg. Mining at this operation takes place at depths ranging from 2,000m to 3,640m. The mine has a three-shaft system.
The mine exploits the Carbon Leader Reef (CLR) at depths varying from 2,600m to 3,500m below datum. The Ventersdorp Contact
Reef (VCR), which is about 900m above the CLR, has largely been mined out and mining operations on the VCR horizon ceased in
2010 and 2013 at Savuka and TauTona mines respectively.
GEOLOGY
The CLR is the principal economic horizon at TauTona and the VCR is the secondary economic horizon. The CLR is located near the base of the Johannesburg Subgroup, which forms part of the Central Rand Group. The Central Rand Group sediments are unconformably overlain by the Klipriviersberg lavas and the VCR is developed at the interface between the Central Rand Group sediment and the overlying lavas. The CLR and the VCR at TauTona are vertically separated by about 900m of shales and quartzites.
The CLR is a thin, on average 20cm thick, tabular, auriferous quartz pebble conglomerate and consists of three sedimentary facies or units. Economically, the most important is Unit 1, which is present as a sheet-like deposit over the whole mine, although reef development and grades tend to decrease very rapidly where Unit 1 overlies Unit 2. Unit 2 is a complex channel deposit that is only present along the eastern-most limit of current mining at TauTona. The Unit 2 CLR may be over 2m thick. Unit 3 is preserved below
Unit 1 in the southern parts of TauTona and is the oldest of the CLR conglomerates.
45
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

All production on the VCR at TauTona ceased in 2013, and no future mining has been planned on this reef horizon. The VCR is comprised of a quartz pebble conglomerate (up to 2m thick) capping the top-most angular unconformity of the Witwatersrand
Supergroup. The topography of the VCR depositional area is uneven and the reef is draped over a series of slopes and forms terraces at different elevations.
The CLR and VCR are cross-cut by faults and intrusive dykes that displace the reef horizons. The faulting, in conjunction with the many intrusives that also intersect the deposit, is responsible for most of the risk inherent in deep-level gold mining, since seismicity is associated with these geological features.
EXPLORATION
Savuka is a mature mine that is approaching the end of its productive life. No exploration is currently taking place at this operation and any un-mined ground will be re-allocated to surrounding mines.
No further exploration drilling has been planned for 2014.
PROJECTS
No projects are currently being undertaken at Savuka as it is approaching the end of its productive life.
At TauTona a project was initiated to drill a series of long holes from 112 Level to explore the ground south of the Pretorius Fault Zone.
The programme was abandoned mid 2012 due to methane intersections. The programme will continue with shorter geological drill holes south of the Pretorius to investigate the lateral movement of this geological structure and the implications thereof. Information on the different intrusions, age relationships and characteristics of geological features are required to determine the geotechnical properties of this area.
AngloGold Ashanti Technology and Innovation Consortium (ATIC) Reef Boring Project
Two blocks of ground in the WW were identiﬁed on 97 Level, where the ATIC Project will focus on improving the mine design and planning, with a view towards increasing productivity, improving gold recovery and improving safety.
Block nine, the current test site, is proving the reef boring theory to mine all the gold, only the gold, all the time.
AngloGold Ashanti Technology and Innovation Consortium (ATIC) Geological Drilling Project
Orebody knowledge and exploration plays a critical part in the exploitation of a mineralised deposit. Testing of alternative drilling technology on 75 Level seeks to improve current planning practices and will be essential in the application of mechanical reef mining.
The trial will direct the geological drilling strategy going forward with two options envisaged:
a) Favourable results – Trial continues but with alterations and design modiﬁcations to the machine and auxiliary equipment.
b) Unfavourable results – Alternative drilling methods will be tested.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole
Channel
Other
Comments
TauTona
Measured
5 x 5
–
–
–
–
Underground chip sampling
Indicated
100 x 100
–
–
–
–
Underground drilling
Inferred
1,000 x 1,000
–
–
–
–
Surface drilling
Grade/Ore Control
–
–
–
–
See Measured category
TAUTONA
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
TauTona
Category
million
g/t
Tonnes
Moz
East of the Bank Between 100 & 112 Levels
Measured
0.53
28.36
14.99
0.48
Indicated
1.77
23.66
41.77
1.34
Inferred
–
–
–
–
Total
2.29
24.74
56.77
1.83
Carbon Leader Reef – 1C11
Measured
0.15
20.76
3.11
0.10
Indicated
0.12
26.20
3.21
0.10
Inferred
–
–
–
–
Total
0.27
23.21
6.31
0.20
Carbon Leader Reef Base
Measured
1.04
25.97
26.91
0.87
Indicated
1.07
32.78
35.13
1.13
Inferred
–
–
–
–
Total
2.11
29.43
62.04
1.99
Savuka Carbon Leader Reef
Measured
0.44
17.01
7.47
0.24
Indicated
0.27
22.41
6.15
0.20
Inferred
–
–
–
–
Total
0.71
19.09
13.62
0.44
TauTona
Total
5.39
25.75
138.75
4.46
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
TauTona
Category
million
g/t
Tonnes
Moz
Measured
1.75
23.84
41.60
1.34
Indicated
1.31
30.77
40.24
1.29
Inferred
–
–
–
–
TauTona
Total
3.05
26.81
81.85
2.63
At TauTona the Exclusive Mineral Resource is deﬁned by mining strategy, and additional Mineral Resource is expected to be taken up in safety, boundary and remnant pillars ahead of current mining.
Mineral Resource below infrastructure
There is no Mineral Resource reported below infrastructure.
4.69
-0.30
0.00
-0.00
0.04
-0.16
0.19
0.00
4.46
Ounces
millions)
4.70
4.60
4.50
4.40
4.30
4.20
2012
Deple-
tion
Gold
price
Cost
Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
TauTona
Mineral Resource reconciliation: 2012 to 2013
1.65 -0.20 -0.27 0.00 0.00 0.20 0.00 0.00
1.39
Ounces
(millions)
1.65
1.60
1.55
1.50
1.45
1.40
1.35
1.30
1.25
1.20
1.15
1.10
2012 Other
2013
TauTona
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
47
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

TAUTONA
continued
ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
TauTona
Category
million
g/t
Tonnes
Moz
East of the Bank Between
Proved
0.16
9.77
1.60
0.05
100 & 112 Levels
Probable
1.29
8.89
11.44
0.37
Total
1.45
8.99
13.03
0.42
Carbon Leader Reef – 1C11
Proved
0.01
6.91
0.05
0.00
Probable
0.06
9.26
0.55
0.02
Total
0.07
8.98
0.61
0.02
Carbon Leader Reef Base
Proved
0.37
9.85
3.66
0.12
Probable
2.74
9.08
24.83
0.80
Total
3.11
9.17
28.50
0.92
Savuka Carbon Leader Reef
Proved
0.08
6.55
0.53
0.02
Probable
0.06
8.78
0.51
0.02
Total
0.14
7.49
1.04
0.03
TauTona
Total
4.76
9.06
43.18
1.39
The closure of Blyvooruitzicht in 2013, and their subsequent inability to continue with groundwater pumping, presents a serious risk to the economic viability of TauTona’s Ore Reserves. In order to mitigate this risk the Covalent Water Company was established in order to assume pumping at source at their No. 4 and 6 shafts (previously Blyvooruitzicht No. 4 and No. 6 shaft). Although the
Covalent Water Company will be responsible to handle the bulk of the underground water from Blyvooruitzicht mine, around 8Ml/day of underground water will build up within the workings of Blyvooruitzicht mine’s No. 5 shaft after which it will ﬂow through the workings to Savuka. Savuka currently does not have the facilities to pump this water to surface and as a result an underground pipeline from
Savuka to TauTona was established in order to pump the water from Savuka to TauTona from where it can be pumped to surface.
Although all the mitigating actions are already in place, the water level at Blyvooruitzicht No. 5 shaft has not yet reached the point where the water will ﬂow to Savuka.
2.98 -0.05 0.00 -0.83 0.07 0.40 -2.57 0.00
0.00
Ounces
 (millions)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2012
Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
Savuka
Mineral Resource reconciliation: 2012 to 2013
0.54 -0.03 0.00 0.00 0.00 -0.51 0.00 0.00
0.00
Ounces
 (millions)
0.6
0.5
0.4
0.3
0.2
0.1
0.0
2012 Other
2013
Savuka
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

Ore Reserve modifying factors
as at 31 December 2013
TauTona
Gold
price
ZAR/kg
Cut-off
value
Cut-off
value
cm.g/t
Au
Stoping
width
cm
Dilution
%
Diluted
grade
MCF
%
MetRF
%
Carbon Leader Reef 1C11
360,252
8.58
900
120.0
57.7
8.98
71.8
97.3
Carbon Leader Reef Base
360,252
8.58
900
105.0
63.0
9.17
71.8
97.3
East of the Bank Between 100 &
112 Levels
360,252
8.58
900
105.0
63.0
8.99
71.8
97.3
Savuka Carbon Leader
Reef
360,252
7.83
900
115.0
54.5
7.49
65.0
97.3
Inferred Mineral Resource in business plan
No planning or scheduling took place in material classiﬁed as Inferred Mineral Resource during the planning process.
Ore Reserve below infrastructure
There is no Ore Reserve reported below infrastructure.
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Michelle Pienaar
GSSA
967 796
13 years
BSc Hons (Geology)
Ore Reserve
Joey Modise
PLATO
MS 0113
26 years
Government Certiﬁcate of Competency
in Mine Survey
HND (Mineral Resource Management)
0 2 4 6 8 12 10 14 16 18 20 22 24
Tonnes above
cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
34
32
30
28
26
24
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
Tonnes above cut-off Ave grade above cut-off
TauTona
Grade tonnage curve – Underground (metric)
49
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

OVERVIEW
Surface operations in South Africa produce gold by treating lower-grade surface material such as waste rock dumps and the re-treatment of tailings storage facilities (TSF). Surface operations comprise Vaal River Surface, West Wits Surface and Mine Waste Solutions (MWS). In
Vaal River the Kopanang, West and Mispah Gold Plants are dedicated Surface Operations plants, while the Noligwa gold plant and South uranium plant circuit process reef material for extraction of gold and uranium. Waste rock dump material is processed in the Noligwa gold plant (Vaal River), Mponeng and Savuka gold plants (West Wits) when mills are not ﬁlled to capacity with reef material.
AngloGold Ashanti acquired the MWS tailings retreatment operation in the Vaal River region in July 2012. The MWS tailings dams are scattered over an area that stretches approximately 13.5km north-south and 14km east-west. The MWS Mineral Resource comprises
TSFs that originated from the processing of material from the Buffelsfontein, Hartebeestfontein and the Stilfontein gold mines. MWS comprises three separate gold plants namely Stream 1, Stream 2 and Stream 3. Hydraulically-reclaimed material from several TSFs are delivered to the three plants for gold extraction. Since August 2013 the Sulphur Paydam (a TSF previously processed at Vaal River
East Gold Plant) was transferred to MWS.
LOCATION
The Vaal River Surface Operations are located immediately to the north and south of the Vaal River, close to the town of Orkney in the
North West Province of South Africa. These operations extract gold from the waste rock dumps material emanating from the mining and processing of the Vaal Reef (VR) and Ventersdorp Contact Reef (VCR) mined at the Vaal River mines. The majority of surface gold produced is from the processing of waste rock dump material, as well as from the reclamation of TSFs and a small contribution from by-product gold from the rehabilitation of surface areas. The rehabilitation is in line with our commitment to care for the environment.
The MWS operation is located approximately 8km from the town of Klerksdorp near Stilfontein within 20km of the Vaal River Surface operations.
The West Wits Surface Operations are located on the West Wits Line, near the town of Carletonville, across the border between the
North West and Gauteng Provinces in South Africa. These operations process waste rock dump material sourced from the mining and processing of the Carbon Leader Reef (CLR) and the VCR mined at the West Wits mines in the Carletonville/Fochville area.
WASTE ROCK DUMPS
The waste rock dumps have been built from waste rock mined from underground workings; hoisted, transported and deposited via conveyor belt. The gold contained within these dumps was sourced from three areas:
•
minor reefs that were developed in order to access the primary reef;
•
gold-bearing reefs that were contained within small fault blocks that were exposed by off-reef development; and
•
cross-tramming of gold-bearing reef material to the waste tips.
During 2013 the Great Noligwa waste rock dump had reached its end of life and in line with the environmental rehabilitation practice, footprint cleaning has commenced in the year’s fourth quarter. Footprint cleanup of the No. 7 waste rock dump in Vaal River commenced late 2013 and it is foreseen that the cleanup will continue in 2014.
TAILINGS STORAGE FACILITIES
The tailings dams are made up of tailings material which originated from the processing of the underground ore from the Orkney gold mines (VR Surface) and Buffels and Stilfontein gold mines (MWS). These gold mines are deep-level gold mines, which predominantly extract the tabular, conglomeritic VR. The VR has been predominantly mined for gold in the past although the reef contains both gold and uranium oxide.
The material contained in the tailings dams is generally ﬁne in nature. The footprints of the MWS tailings dams and Vaal River Surface
Operations tailings dams cover an area of approximately 1,100ha.
The West Wits tailings are not planned for processing in the current business plan, but this remains an opportunity and will be re-
evaluated in the future.
SURFACE OPERATIONS
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

RECLAMATION METHODOLOGY
Waste rock dump
Bulldozers are used to create furrows through the waste rock material in order to blend the rock. The material is then loaded onto rail hoppers by means of a front-end loader and transported to the relevant gold plants for processing.
Tailings storage facilities
The tailings are recovered using a number of monitoring guns situated in strategic positions. The extraction process utilises the monitoring guns to deliver water at pressure, typically 30 bar, to the face. The tailings are then effectively blasted from the high wall by the pressurised water from the monitoring gun nozzle. These guns can be positioned to mine the selected bench top-to-bottom or bottom-to-top. Bench heights are basically constrained by the force delivered from the nozzle. With sufﬁcient pressure, face lengths of up to 25m can be managed.
The reclamation strategy is aimed at mining the higher-grade dams ﬁrst. The pump stations are located at the lowest point of the dams to ensure that the slurry from the dams will ﬂow towards the pump station from where the slurry will be pumped to the processing plant. To access the high-grade areas ﬁrst, trenches will be mined through the lower-grade dams to the higher grade dams. Slurry from the dams will ﬂow through these trenches to the slurry pump station.
ENVIRONMENTAL REHABILITATION
Rehabilitation work is ongoing and gold is produced from cleaning-up operations at Vaal River where material was treated through the archive mill at East Gold Plant until July 2013. Since the closure of the East Gold Plant, this material is now processed at Kopanang
Gold Plant.
PROJECTS AND GROWTH
Treatment of the Vaal River TSF, Sulphur Paydam, commenced at MWS in May 2013. Subsequently treatment of TSF Mineral Resource at Vaal River ceased as of July 2013. Design of a new pump station for reclaiming the Vaal River East TSF to the MWS circuit is in progress with the pump station required to commence operation by June 2014.
Initiatives to sustain margins include projects to improve logistics and reduce costs. The projects will receive focus in early 2014.
51
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

SURFACE OPERATIONS
continued
MINERAL RESOURCE
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Vaal River Surface
Category
million
g/t
Tonnes
Moz
Tailings storage facilities
Measured
–
–
–
–
Indicated
454.65
0.27
123.55
3.97
Inferred
–
–
–
–
Total
454.65
0.27
123.55
3.97
Waste rock dump
Measured
–
–
–
–
Indicated
35.65
0.48
17.27
0.56
Inferred
4.45
0.69
3.06
0.10
Total
40.10
0.51
20.33
0.65
West Wits Surface
Tailings storage facilities
Measured
–
–
–
–
Indicated
178.73
0.24
43.57
1.40
Inferred
–
–
–
–
Total
178.73
0.24
43.57
1.40
Waste rock dump
Measured
–
–
–
–
Indicated
11.35
0.53
6.00
0.19
Inferred
–
–
–
–
Total
11.35
0.53
6.00
0.19
Mine Waste Solutions
Tailings storage facilities
Measured
142.43
0.22
31.18
1.00
Indicated
162.02
0.24
39.04
1.26
Inferred
15.51
0.30
4.62
0.15
Total
319.96
0.23
74.84
2.41
Surface Operations
Total
1,004.79
0.27
268.29
8.63
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
West Wits Surface
Category
million
g/t
Tonnes
Moz
Measured
0
0
0
0
Indicated
178.93
0.24
43.83
1.41
Inferred
0
0
0
0
Total
178.93
0.24
43.83
1.41
Mine Waste Solutions
Measured
0
0
0
0
Indicated
1.00
0.31
0.31
0.01
Inferred
0.34
0.30
0.10
0.00
Total
1.33
0.31
0.41
0.01
Surface Operations
Total
180.27
0.25
44.24
1.42
The Exclusive Mineral Resource includes a small portion of MWS and the majority of West Wits Surface operations’ TSF Mineral Resource.
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

4.76 -0.16 0.00 0.00
-0.04
0.06 0.00 0.00
4.63
Ounces
(millions)
4.76
4.72
4.68
4.64
4.60
4.56
4.52
2012 Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other Acquisition/
Disposal
2013
Vaal River Surface
Mineral Resource reconciliation: 2012 to 2013
4.65 -0.15 -0.06 0.00
0.00
0.00 0.02 0.00
4.46
Ounces
(millions)
4.65
4.60
4.55
4.50
4.45
4.40
4.35
2012 Other
2013
Vaal River Surface
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
1.57
-0.02
0.00
0.00
0.01
0.02
0.00
0.00
1.59
Ounces
(millions)
1.595
1.585
1.575
1.565
1.555
1.545
2012
Deple-
tion
Gold
price
Cost
Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
West Wits Surface
Mineral Resource reconciliation: 2012 to 2013
0.17
-0.02
0.01
0.00
0.00
0.03
-0.00
0.00
0.18
Ounces
(millions)
0.190
0.185
0.180
0.175
0.170
0.165
0.160
0.155
0.150
0.145
2012
Other
2013
West Wits Surface
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics
New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
2.58
-0.20
0.00
0.00
0.00
0.01
0.02
0.00
2.41
Ounces
(millions)
2.60
2.55
2.50
2.45
2.40
2.35
2.30
2012
Deple-
tion
Gold
price
Cost
Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
Mine Waste Solutions
Mineral Resource reconciliation: 2012 to 2013
2.35
-0.20
0.00
0.00
0.00
0.10
-0.00
0.00
2.25
Ounces
 (millions)
2.35
2.30
2.25
2.20
2.15
2.10
2.05
2012
Other
2013
Mine Waste Solutions
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics
New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
53
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

SURFACE OPERATIONS
continued
ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Vaal River Surface
Category
million
g/t
Tonnes
Moz
Tailings storage facilities
Proved
–
–
–
–
Probable
454.65
0.27
123.55
3.97
Total
454.65
0.27
123.55
3.97
Waste rock dump
Proved
–
–
–
–
Probable
35.65
0.43
15.16
0.49
Total
35.65
0.43
15.16
0.49
West Wits Surface
Waste rock dump
Proved
–
–
–
–
Probable
11.15
0.51
5.73
0.18
Total
11.15
0.51
5.73
0.18
Mine Waste Solutions
Tailings storage facilities
Proved
142.43
0.22
31.18
1.00
Probable
161.02
0.24
38.74
1.25
Total
303.45
0.23
69.91
2.25
Surface Operations
Total
804.91
0.27
214.36
6.89
Ore Reserve modifying factors
as at 31 December 2013
Vaal River Surface
Gold
price
ZAR/kg
Cut-off
value
g/t Au
Dilution
%
Diluted
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Tailings storage facilities
360,252
0.18
–
–
100.0
100.0
100.0
100.0
100.0
57.6
Waste rock dump
360,252
0.40
–
–
100.0
88.0
100.0
100.0
100.0
89.0
West Wits Surface
Waste rock dump
360,252
0.53
–
–
100.0
100.0
100.0
100.0
100.0
90.0
Mine Waste Solutions
Tailings storage facilities
360,252
0.18
–
–
100.0
100.0
100.0
100.0
100.0
57.6
Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Surface Operations
Tonnes
Moz
Comment
Vaal River Surface
Waste rock dump
4.45
0.62
2.76
0.09
No. 3 Waste rock dump part of BP2014 plan
Mine Waste Solutions
Tailings storage facilities
15.17
0.30
4.52
0.15
Inferred Mineral Resource Tailings storage facility material
Total
19.62
0.37
7.28
0.23
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Raymond Orton PLATO MS 0132 27 years GDE (Mineral Economics) WITS
Government Certiﬁcate of Competency
in Mine Survey
HND (Mineral Resource Management)
ND (Survey)
Ore Reserve Mariaan Gagiano SAIMM 705 920 29 years Certiﬁcate of Competency: Assaying
55
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

URANIUM
OVERVIEW
Uranium is produced at Vaal River by processing the reef material from Moab Khotsong, Great Noligwa and Kopanang in the Noligwa
gold plant/South Uranium plant circuit. The reef is milled at the Noligwa Gold Plant and processed at the South Uranium Plant for uranium oxide extraction by the reverse leach process. Ammonium diuranate (ADU or ‘yellow cake’) is the ﬁnal product of the South Uranium plant and is transported to Nufcor (located in Gauteng) where the material is calcined and packed for shipment to the converters.
PROJECTS AND GROWTH
AngloGold Ashanti acquired the MWS tailings retreatment operation in the Vaal River region in July 2012. Currently the TSF material is processed for extraction of gold; completion of the construction of the uranium circuit is in progress and it will be commissioned in early 2014 for extraction of uranium from the TSF material.
Inclusive Mineral Resource by-product: Uranium (U3O8)
Tonnes
Grade
Contained uranium oxide
as at 31 December 2013
Category
million
kg/t
Tonnes Pounds million
Great Noligwa
Measured
–
–
–
–
Indicated
2.89
0.52
1,491
3.29
Inferred
0.05
0.48
26
0.06
Total
2.94
0.52
1,517
3.34
Kopanang
Measured
–
–
–
–
Indicated
13.96
0.63
8,771
19.34
Inferred
0.79
1.05
830
1.83
Total
14.75
0.65
9,601
21.17
Moab Khotsong
Measured
–
–
–
–
Indicated
23.71
0.82
19,412
42.80
Inferred
10.07
0.75
7,581
16.71
Total
33.79
0.80
26,993
59.51
Mponeng
Measured
0.32
0.31
97
0.21
Indicated
32.09
0.29
9,339
20.59
Inferred
7.97
0.27
2,182
4.81
Total
40.38
0.29
11,618
25.61
TauTona
Measured
–
–
–
–
Indicated
5.39
0.30
1,612
3.55
Inferred
–
–
–
–
Total
5.39
0.30
1,612
3.55
Vaal River Surface
Measured
–
–
–
–
Indicated
454.65
0.09
42,243
93.13
Inferred
–
–
–
–
Total
454.65
0.09
42,243
93.13
West Wits Surface
Measured
–
–
–
–
Indicated
178.73
0.07
12,809
28.24
Inferred
–
–
–
–
Total
178.73
0.07
12,809
28.24
Mine Waste Solutions
Measured
142.43
0.07
9,790
21.58
Indicated
162.02
0.08
12,907
28.46
Inferred
15.51
0.09
1,469
3.24
Total
319.96
0.08
24,166
53.28
Total
Total
1,050.59
0.12
130,560
287.83
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

Ore Reserve by-product: Uranium (U3O8)
Tonnes
Grade
Contained uranium oxide
as at 31 December 2013
Category
million
kg/t
Tonnes Pounds million
Great Noligwa
Proved
1.48
0.28
413
0.91
Probable
0.35
0.26
90
0.20
Total
1.83
0.27
502
1.11
Kopanang
Proved
2.19
0.35
768
1.69
Probable
4.59
0.35
1,591
3.51
Total
6.78
0.35
2,358
5.20
Moab Khotsong
Proved
1.24
0.32
396
0.87
Probable
17.79
0.37
6,538
14.41
Total
19.04
0.36
6,934
15.29
Vaal River Surface
Proved
–
–
–
–
Probable
420.00
0.09
39,478
87.04
Total
420.00
0.09
39,478
87.04
Mine Waste Solutions
Proved
5.39
0.09
489
1.08
Probable
109.52
0.07
8,135
17.94
Total
114.92
0.08
8,624
19.01
Total
Total
562.58
0.10
57,897
127.64
57
SOUTH AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

This section covers AngloGold
Ashanti’s nine mining operations
and a development project in
six countries within Continental
Africa Region.
CA
CONTINENTAL AFRICA
SECTION THREE
P58-117
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

OVERVIEW
OVERVIEW
AngloGold Ashanti has nine mining operations within Continental Africa Region: Kibali in the Democratic Republic of the Congo (DRC)
(production commenced in the 3rd quarter 2013); Iduapriem and Obuasi in Ghana; Siguiri in Guinea; Morila, Sadiola and Yatela in Mali;
Navachab in Namibia; and Geita in Tanzania. It also has the development project, Mongbwalu in the DRC.
As at 31 December 2013, the total attributable Mineral Resource (inclusive of the Ore Reserve) for the Continental Africa region was
69.06Moz (2012: 73.01Moz) and the attributable Ore Reserve, 24.41Moz (2012: 27.59Moz). This is equivalent to around 30% and
36% of the group’s Mineral Resource and Ore Reserve respectively. Combined production from these operations totalled 1.46Moz of gold in 2013, equivalent to 36% of group production.
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Continental Africa
Category
million
g/t
Tonnes
Moz
Measured
110.41
2.32
256.30
8.24
Indicated
475.62
2.52
1,197.92
38.51
Inferred
290.50
2.39
693.66
22.30
Total
876.52
2.45
2,147.88
69.06
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Continental Africa
Category
million
g/t
Tonnes
Moz
Measured
22.89
3.68
84.32
2.71
Indicated
244.05
2.24
546.35
17.57
Inferred
289.56
2.39
691.73
22.24
Total
556.50
2.38
1,322.40
42.52
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Continental Africa
Category
million
g/t
Tonnes
Moz
Proved
67.88
2.22
150.35
4.83
Probable
250.06
2.44
608.99
19.58
Total
317.93
2.39
759.34
24.41

Moz
35
30
25
20
15
10
5
0
December 2012 December 2013
Continental Africa
Inclusive Mineral Resource – attributable
Per operation/project

Moz
9
8
7
6
5
4
3
2
1
0
December 2012 December 2013
Continental Africa
Ore Reserve – attributable
Per operation/project

*
Management embarked on a careful review of the company’s portfolio which led to the abandoning of a Mongbwalu development project.
** No more Ore Reserve being reported. Mining operations have ceased.
59
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

COUNTRY OVERVIEW
AngloGold Ashanti owns 45% of Kibali and 86.2% of the Mongbwalu project in the Democratic Republic of Congo (DRC). Implementation
of the Mongbwalu project was suspended in 2013 while production commenced during the 3rd quarter of 2013 at Kibali.
Kibali
On 15 October 2009 AngloGold Ashanti acquired a 50% indirect interest in Moto Goldmines Ltd through a joint venture with Randgold
Resources Limited (Randgold). On 21 December 2009, Randgold and AngloGold Ashanti increased their joint venture interest in Kibali to 90%, whilst Société Minière de Kilo-Moto (SOKIMO) retained a 10% holding.
The operation is a joint development between three separate groups:
•
AngloGold Ashanti;
•
Randgold, which is the operator, an African-focused gold mining and exploration business with primary listings on the London Stock
Exchange and Nasdaq; and
•
SOKIMO, the state-owned gold mining company.
The consolidated lease is made up of 10 mining concessions.
Mongbwalu
The Mongbwalu project is situated within the 5,487km2 permit covered by Concession 40 in the Ituri Province of north-eastern DRC.
Concession 40 has a rich history of gold occurrences and covers the entire Kilo Archaean granite-greenstone belt that extends approximately 850km west-northwest of Lake Albert. The concession is held in a joint venture between AngloGold Goldﬁelds Kilo
(AGK) and SOKIMO, a government body which currently holds a 13.8% non-contributory share. AGK is 86.2% owned by AngloGold
Ashanti. A feasibility study has been completed around the old Adidi mine as part of the agreement with the DRC government. During
2013 it was decided to halt the implementation of the project. The project is currently on hold.
MINERAL RESOURCE ESTIMATION
Mineral Resource estimation is undertaken by in-house competent persons or by approved external consultants. The results of both diamond drilling (DD) and reverse circulation (RC) drilling are used in the estimation process. 3D mineralised envelopes are established using both grade and geology and these are then statistically veriﬁed to conﬁrm their validity for use in grade estimation. Appropriate domaining of homogeneous zones is conducted whereby high-grade central core areas are modeled separately to the lower-grade surrounding halos. Volumes are then ﬁlled with block model cells and these are then interpolated for density, rock type and grade, the latter using Ordinary Kriging. Grade top cuts are applied to drill-hole data to prevent the spread of high grades during the estimation process. Drill-hole spacing is used to guide the Mineral Resource classiﬁcation according to requirements of the relevant reporting codes. The open-pit Mineral Resource is quoted within a limiting shell and the underground Mineral Resource is quoted above a speciﬁed cut off.
ORE RESERVE ESTIMATION
The Ore Reserve for Kibali has been based on the latest Mineral Resource model using Ordinary Kriging. High-grade domains (1.0-4.0g/t)
are commonly surrounded by a low-grade (+0.3g/t) halo.
The open-pit Ore Reserve shell optimisations were completed on the Mineral Resource model. This incorporated the mining layout, operating factors, stripping ratio and relevant cut-off grade for the Ore Reserve. An open pit–underground interface was determined as optimal at 5,685 mRL between the Karagba, Chauffeur and Durba deposit (KCD) open pit and underground mine.
A cut-off grade analysis at US$1,000/ oz was used to determine a cut-off grade of 2.4g/t for the underground mine. Longitudinal and transverse stoping methods with hydraulic and waste rock ﬁll were chosen as the preferred mining method. Underground stope designs were updated from the previously reported Ore Reserve using the Mineral Resource model. Modifying factors for planned and unplanned rock dilution, backﬁll dilution and ore loss were applied to obtain the reported Ore Reserve. Metallurgical, environmental, social, legal, marketing and economic factors were adequately considered in the Kibali feasibility study and have been updated as the project has developed for the Ore Reserve to remain viable.
DRC
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

KIBALI
LOCATION
Kibali is located in the north-eastern part of the Democratic Republic of the Congo (DRC) near the international borders with Uganda and Sudan. The local ofﬁce is located in the village of Doko, which is centrally located within the project area. Kibali is approximately
210km by road from Arua, on the Ugandan border and immediately north of the district capital of Watsa. The operations area falls within the administrative district of Haut Uélé in Province Orientale. The town of Bunia, which is the United Nations controlled entry point to north-eastern DRC, lies about 200km to the south of the project.
GEOLOGY
Kibali is located within the Moto Greenstone Belt, which consists of Archaean Kibalian volcano-sedimentary rocks and ironstone-
chert horizons that have been metamorphosed to greenschist facies. It is cut by regional scale north, east, northeast and northwest trending faults and is bounded to the north by the Middle Archaean West Nile granite-gneiss complex and the south by the Upper
Zaire granitic complex.
The local geology consists of a volcano-sedimentary sequence comprising ﬁne-grained sedimentary rocks, several varieties of pyroclastic rocks, basaltic ﬂow rocks, maﬁc-intermediate intrusions (dykes and sills) and intermediate-felsic intrusive rocks (stocks, dykes and sills). This sequence is variably altered from slight to intense, such that in some cases the original lithology of the rock is unrecognisable.
Several major mineralised trends have been outlined by soil geochemistry data and by the distribution of known gold mineralisation.
The Kibali-Durba-Karagba Trend and the Gorumbwa-Kombokolo Splay are anomalous with respect to gold endowment, and together deﬁne a mineralised, northeast-striking ‘mineralised corridor’, 1.5km wide and 8km long. These corridors host the deposits of Kibali,
Sessenge, Gorumbwa, Karagba, Chauffeur and Durba and Pakaka.
The main Kibali deposit, which comprises the combination of Karagba, Chauffeur and Durba, is colloquially termed the KCD deposit and hosts 73% of the grant’s Mineral Resource and 82% of the Ore Reserve (both for open pit and underground mining options). The next biggest deposit is Pakaka, which hosts some 6% of the Mineral Resource and 7% of the Ore Reserve. Currently only the KCD deposit hosts an underground Ore Reserve and this constitutes 66% of the total KCD Ore Reserve.
Gold mineralisation is generally associated with structural features, resulting in tightly constrained zones which often host pods or lenses of plunging mineralisation. Alteration is closely associated with the mineralisation and is typically carbonate-silica-albite with minor sulphide.
EXPLORATION
A large amount of exploration was undertaken by the previous owners of the Kibali project, Moto Goldmines Ltd, and this was focused primarily on the KCD deposit. Since the acquisition of the concession area by AngloGold Ashanti and Randgold, the dominant exploration targets have been the KCD underground area and upgrading the conﬁdence in the proposed KCD open pit. During 2013 exploration was focused on Mengu Hill for conﬁdence upgrades and ore extensions around the KCD deposit. Historical exploration holes for Aerodrome, Rhino and Gorumbwa were reviewed and closer spaced inﬁll holes were completed at Aerodrome to increase conﬁdence in the geological model. The advanced and inﬁll grade control programme also identiﬁed additional ore tonnages.
PROJECTS
Additional oxide sources from Aerodrome, Rhino and Gorumbwa were investigated. Updated Mineral Resource models are in progress for these projects. The mine plan has been reviewed to optimally incorporate the various ore sources.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
Kibali Measured 5 x 10 – –
–
– –
Indicated 40 x 40 – – – –
Inferred 80 x 80 – – – –
Grade/Ore Control                  5 x 10
– –
–
– –
61
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Kibali
Category
million
g/t
Tonnes
Moz
Open pit
Measured
2.47
2.50
6.17
0.20
Indicated
36.39
2.08
75.81
2.44
Inferred
12.17
2.16
26.32
0.85
Total
51.03
2.12
108.29
3.48
Underground
Measured
–
–
–
–
Indicated
30.56
5.20
158.89
5.11
Inferred
13.83
3.10
42.86
1.38
Total
44.38
4.55
201.75
6.49
Kibali
Total
95.41
3.25
310.04
9.97
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Kibali
Category
million
g/t
Tonnes
Moz
Measured
0.09
1.63
0.14
0.00
Indicated
27.63
2.62
72.41
2.33
Inferred
25.06
2.68
67.26
2.16
Kibali
Total
52.78
2.65
139.81
4.50
The Exclusive Mineral Resource is primarily due to the gold price differential between the Mineral Resource and Ore Reserve. At the KCD deposit it is also partially due to the selection of a ﬁxed interface between the open pit and the underground mining areas.
The Exclusive Mineral Resource makes up 45% of the total Mineral Resource. The Inferred Mineral Resource component forms a signiﬁcant part of this material. As part of wrapping up outstanding commitments under the original agreement with Sokimo, a deal was reached to transfer a portion of ground south of the Kibali River which contains the Kibali South Inferred Mineral Resource to
Sokimo in settlement of the remaining obligations. This resulted in a reduction of the Inferred Mineral Resource.
Mineral Resource below infrastructure
as at 31 December 2013
Tonnes
Grade
Contained gold
Kibali
Category
million
g/t
Tonnes
Moz
Measured
–
–
–
–
Indicated
30.56
5.20
158.89
5.11
Inferred
13.83
3.10
42.86
1.38
Kibali
Total
44.38
4.55
201.75
6.49
8.50
-0.05
-0.17
0.36
1.87
-0.00
0.00
-0.55
9.97
Ounces
 (millions)
11.0
10.5
10.0
9.5
9.0
8.5
8.0
7.5
2012
Deple-
tion
Gold
price
Cost
Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
Kibali
Mineral Resource reconciliation: 2012 to 2013
4.92 -0.05 0.29 0.00
0.00
0.00 0.00 0.00
5.17
Ounces
(millions)
5.20
5.15
5.10
5.05
5.00
4.95
4.90
4.85
4.80
2012
Other
2013
Kibali
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
KIBALI
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Kibali
Category
million
g/t
Tonnes
Moz
Open pit Proved 2.43 2.36 5.71 0.18
Probable 17.54 2.49 43.65 1.40
Total 19.97 2.47 49.36 1.59
Underground Proved – – – –
Probable 19.69 5.66 111.33 3.58
Total 19.69 5.66 111.33 3.58
Kibali Total 39.66 4.05 160.70 5.17
Ore Reserve modifying factors
as at 31 December 2013
Kibali
Gold
price
US$/oz
Cut-off
value
g/t Au
Stoping
width
cm
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Open pit 1,000 0.90 – 10.0 – 100.0 100.0 100.0 100.0 100.0 84.5
Underground 1,000 2.40 2,000 2.7 1.00 100.0 100.0 100.0 100.0 100.0 88.9
* $1,000 Ore Reserve price used by Randgold Resources Limited (operating partner).
63
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

KIBALI
continued
Inferred Mineral Resource in business plan
There is no Inferred Mineral Resource included in the reported Ore Reserve for Kibali. The current mine plan does not have any reliance on the Inferred Mineral Resource to support the economic viability of the project.
Ore Reserve below infrastructure
as at 31 December 2013
Tonnes
Grade
Contained gold
Kibali
Category
million
g/t
Tonnes
Moz
Proved
–
–
–
–
Probable
19.69
5.66
111.33
3.58
Kibali
Total
19.69
5.66
111.33
3.58
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership number
Relevant experience
Mineral Resource
Rodney Quick*
SACNASP
400014/05
20 years
Ore Reserve
* Employed by Randgold Resources Limited.
0 2 1 4 3 5 7 8 9 10 6
Tonnes above
 cut-off (millions)
Average
grade above
cut-off (g/t)
Cut-off grade (g/t)
16
14
12
10
8
6
4
2
0
60
50
40
30
20
10
0
Tonnes above cut-off Ave grade above cut-off
Kibali
Grade tonnage curve – Surface (metric)
0 1 2 3 4 5 6 7 8 9 10
Tonnes above
cut-off (millions)
Average
grade above
cut-off (g/t)
Cut-off grade (g/t)
14
12
10
8
6
4
2
0
100
90
80
70
60
50
40
30
20
10
0
Tonnes above cut-off Ave grade above cut-off
Kibali
Grade tonnage curve – Underground (metric)
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

MONGBWALU
LOCATION
The Mongbwalu project covers an area of 396km2 which forms part of the larger Ashanti Goldﬁelds Kilo (AGK) concession of exploitation licences, totalling 5,487km2 in the Ituri province of the north-eastern DRC. Management embarked on a careful review of the company’s portfolio which led to the abandoning of a Mongbwalu development project. The district capital of Bunia lies to the southwest of the concession area, some three hours by road from the project site. Bunia is approximately one hour’s ﬂight from the nearest international airport at Kampala in Uganda.
GEOLOGY
The Mongbwalu project is located in the Kilo Archaean granite-greenstone belt, approximately 3,000km in area and situated 850km west-northwest of Lake Albert. The Kibalian rocks have been divided into an upper and lower unit. The lower unit is dominated by magnesium-rich tholeiitic basalts whilst the upper unit is dominated by schists, quartzites and banded iron formations. The relationship between the upper and lower units appears to be conformable.
The oldest known rocks at Mongbwalu are basement gneisses which have been dated at more than 3,400 Ma. Granitoid rocks comprise more than 80% of the area, which includes rafts of Kibalian rocks, intruded by diorites of variable mineralogy, dated at 2,651 Ma.
The Kilo Archaean granite-greenstone belt was part of the Tanzania shield but was separated by Late Proterozoic crustal mobilisation and then by later rifting along the eastern Rift Valley system. The rocks have undergone regional metamorphism, ranging from upper greenschist to lower amphibolite facies. During the formation of the east African rift system over the past 100 – 200Ma, north-south faults formed, along which dolerite-lamprophyre dykes were intruded. There is also evidence of some younger faulting in the region. The area has undergone weak lateritic weathering to shallow depths. Cover sequences are thin and are generally no greater than 1m thick.
65
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

MONGBWALU
continued
The mineralisation at Mongbwalu is hosted in anastomosing mylonite bodies of around 10 – 15m in width. These mylonite bodies have been subdivided into three main blocks separated by the late north-south trending Nzebi and Adidi faults, which offset mineralisation by up to 200m. The fault blocks are termed the Western, Central and Eastern blocks – hosting the Nzebi, Adidi and
Kanga mylonites respectively.
EXPLORATION
Consequent on the last model update in 2011, it was recommended to proceed with three phases of drilling to upgrade conﬁdence and to target extensions to the current Mineral Resource base.
A signiﬁcant amount of drilling was completed during 2012 and early 2013 which has been incorporated into the current Mineral
Resource update. The 2012 drill campaign mainly focussed on inﬁll drilling to improve the conﬁdence of the Mineral Resource in the
Mongbwalu project area (around the old Adidi mine).
The current model update includes 242 new drillholes of which 152 are diamond core and 90 reverse circulation holes.
PROJECTS
The interpretation of the high-grade mineralisation in this model was based on a geological re-logging exercise that identiﬁed three relatively continuous mineralised quartz ore zones within the mylonite. These quartz zones were further reﬁned in the current model update, resulting in a thinner, more laterally continuous mineralised horizon.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
Mongbwalu
Measured
–
–
–
–
–
–
Indicated
50 x 25
–
–
–
–
Inferred
100 x 100
–
–
–
–
Grade/Ore Control
–
–
–
–
–
–
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Mongbwalu
Category
million
g/t
Tonnes
Moz
Underground
Measured
–
–
–
–
Indicated
4.68
7.64
35.74
1.15
Inferred
5.56
7.65
42.58
1.37
Mongbwalu
Total
10.24
7.65
78.32
2.52
The Mongbwalu Mineral Resource is reported at a cut-off grade of 2.8g/t Au. The mineralisation has been classiﬁed into Inferred Mineral
Resource and Indicated Mineral Resource and these represent a drill-hole spacing of 100m x 100m and 25m x 50m respectively. Due to the fact that the development project has not advanced, all the Mineral Resource is exclusive and below infrastructure.
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

2.06 0.00 0.00 0.00 0.46 0.00 0.00 0.00
2.52
Ounces
 (millions)
2.50
2.40
2.30
2.20
2.10
2.00
2012 Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
Mongbwalu
Mineral Resource reconciliation: 2012 to 2013
0 1 2 3 4 5 6 7 8
Tonnes
above
cut-off
(millions)
Average
grade above
cut-off (g/t)
Cut-off grade (g/t)
14
12
10
8
6
4
2
30
25
20
15
10
5
0
Tonnes above cut-off Ave grade above cut-off
Mongbwalu
Grade tonnage curve – Underground (metric)
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Vasu Govindsammy
SACNASP
400086/04
17 years
BSc (Stats)
HND (Economic Geology)
MSc (Mining Engineering)
67
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

COUNTRY OVERVIEW
AngloGold Ashanti has two mines in Ghana: Obuasi, which has surface and underground operations, and Iduapriem, an open pit mine. Obuasi and Iduapriem are both wholly owned by AngloGold Ashanti. Obuasi is located in the Ashanti region of southern Ghana, approximately 80km south of Kumasi. It is primarily an underground mine operating at depths of up to 1,500m with a continuous history of mining dating back to the 1890s. Iduapriem is located in western Ghana, some 85km from the coast and is currently an open pit operation, although the options to mine underground may be considered in the future.
MINERAL RESOURCE ESTIMATION
Using the latest geological mapping, sampling and drilling Information, the relevant underground mineralisation wireframes are updated on a monthly basis. Block models are estimated within the delineated mineralised ore zones using Ordinary Kriging. The geological interpretation is based on diamond drill and cross-cut sampling information. Estimates are based on a block model comprised of 20m x 5m x 15m blocks, which approximate the minimum selective mining unit (SMU).
Open pit mining commenced at the Sibi area of Obuasi in 2012 and was completed in 2013. The open pit Mineral Resource at both
Obuasi and Iduapriem were estimated by geostatistical techniques within 3D wireframe models of the mineralisation. These models are based on geological information and cut-off boundaries deﬁned by sampling results. Geological interpretation is based on trench and reverse RC and/or DD drilling. Estimation is by Ordinary Kriging into 30m x 30m x 10m blocks.
Surface stockpiles volumes are based on surveys and grades based on historical sampling. Tailings are part of the Mineral Resource with estimated tonnes and grades based on combinations of 3D block models of some dams and historical metallurgical discharge data.
ORE RESERVE ESTIMATION
The 3D Mineral Resource models are used as the basis for the Ore Reserve. A mineralisation envelope is developed using the Mineral
Resource block model, geological information and the relevant cut-off grade, which is then used for mine design. An appropriate mining layout is designed that incorporates mining extraction losses and dilution factors.
Obuasi underground:
All mine designs are done using the Studio 5D-planner software package to delineate stopes by taking into consideration cut-off grade, geotechnical design parameters for each mining block, mining level and section, usually leading to an extension to the existing mining sequence, and corresponding development layouts. The underground operationally runs to a depth of 1,500m from surface.
Mining levels are at between 15 and 20m intervals with major levels between 30-60m intervals. Underground production is made up of open stope mining (both longitudinal and transverse), and sub-levels caving methods.
Iduapriem open pit:
The Ore Reserve is estimated within mine designs based on modifying factors based on actual mining and detailed analysis of cut-
off grade, geotechnical, environmental, productivity considerations and the requirements of the mining ﬂeet. The upper portions of the Ajopa deposit have been discounted for the estimated depletion by artisanal miners. This discount factor has been derived from observation and estimates based on the Mineral Resource model.
GHANA
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

LOCATION
Iduapriem is located in the western region of Ghana, some 85km north of the coastal city of Takoradi and approximately 8km southwest of the town of Tarkwa. Iduapriem is an open pit mine which commenced mining operations in 1992. Its processing facilities include a 4.7 million tonnes per annum (Mtpa) carbon-in-pulp (CIP) plant with a gravity circuit. The gravity feed recovers about 30% of the gold and the CIP plant recovers the remainder.
Iduapriem is bordered to the north by Gold Fields (Ghana) Ltd’s Tarkwa Mine and to the east by Ghana Manganese Company (GMC)
– a manganese mine which has existed since the 1920s.
GEOLOGY
Iduapriem is located within the Tarkwaian Group of rocks that form part of the West Africa Craton which is covered to a large extent by metavolcanics and metasediments of the Birimian Supergroup. In Ghana, the Birimian terrane consists of northeast/southwest trending volcanic belts separated by sedimentary basins. The Tarkwaian Group was deposited in these basins as shallow water deltaic sediments. The gold mineralisation at Iduapriem is hosted in the Proterozoic Banket Series conglomerates that were developed within these sediments.
IDUAPRIEM
69
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

The Banket Reef Zone (BRZ) comprises a sequence of individual beds of quartz pebble conglomerate, breccia conglomerate, quartzite and grit. The outcropping Banket Series in the mine lease area forms prominent curved ridges that extend southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.
All known gold mineralisation within the Banket Series is associated with the conglomerates and is found within the matrix that binds the pebbles together. The gold content is a function of the size and amount of packing of the quartz pebbles within the conglomeratic units. At Iduapriem, the gold mineralisation is unrelated to metamorphic or hydrothermal alteration events and the gold is coarse grained, particulate and free milling. Mineralogical studies indicate that the grain size of native gold particles ranges between 2μm and
500μm and averages 130μm. Sulphide mineralisation is present only at trace levels and is not associated with the gold. Haematite mineralisation is often extremely well developed on cross bed foresets. The conglomerates often show strong haematite mineralisation in the matrix with rare visible gold grains.
EXPLORATION
Surface exploration drilling to probe the down-dip extension of the Block 7&8 pit has been suspended due to budgetary constraints.
A comprehensive brownﬁeld exploration programme is being put together to understand the true potential within the three leases of the Iduapriem concession.
169 diamond holes totaling 43,535m was planned, including 22,195m RC pre-collar and 21,340m DD tail for Block 7&8 Mineral
Resource conversion.
Geological mapping was focused on Block 3W, Block 5 and Block 8 North.
Block 3W is situated on a geologically disturbed area, though the mineralisation is lithologically controlled, there are some major late structures controlling them. It is again located at the hinge of the Tarkwa Synformal basin plunging approximately 50° northeast.
The structural mapping at Block 5 shows three mineralised conglomerate horizons (reefs) striking NNE (005°-030°) with average dip of 35°-40°. However there are evidences of minor local faulting and some shearing. The conglomerates alternate with the barren quartzite, this relationship however is also observed in the individual mineralised reefs.
Overturned folding has been interpreted at Block 8N, with the fold axis running parallel to the major fault of the area, and has surfaced two of the reefs on the footwall.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
Iduapriem
Measured
50 x 50,
50 x 75,
100 x 50
–
–
–
–
Indicated
50 x 75,
50 x 100,
100 x 75
–
–
–
–
Inferred
100 x 100
–
–
–
–
Grade/Ore Control                10 x 12,
10 x 15
–
–
–
–
–
IDUAPRIEM
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Iduapriem
Category
million
g/t
Tonnes
Moz
Ajopa Measured – – – –
Indicated 9.01 1.70 15.32 0.49
Inferred 2.69 1.22 3.28 0.11
Total 11.71 1.59 18.60 0.60
Block 3W Measured – – – –
Indicated 0.10 1.17 0.12 0.00
Inferred 3.11 1.49 4.63 0.15
Total 3.21 1.48 4.75 0.15
Block 5 Measured – – – –
Indicated 0.02 1.01 0.02 0.00
Inferred 1.52 1.08 1.64 0.05
Total 1.54 1.08 1.65 0.05
Blocks 7 and 8 Measured 8.08 1.36 10.98 0.35
Indicated 49.44 1.65 81.47 2.62
Inferred 38.64 1.64 63.20 2.03
Total 96.15 1.62 155.65 5.00
Stockpile (Full Grade Ore) Measured 7.08 0.86 6.06 0.19
Indicated – – – –
Inferred – – – –
Total 7.08 0.86 6.06 0.19
Stockpile (Other) Measured – – – –
Indicated – – – –
Inferred 21.00 0.49 10.35 0.33
Total 21.00 0.49 10.35 0.33
Stockpile (Marginal Ore) Measured 0.13 0.56 0.07 0.00
Indicated – – – –
Inferred – – – –
Total 0.13 0.56 0.07 0.00
Iduapriem Total 140.82 1.40 197.14 6.34
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Iduapriem
Category
million
g/t
Tonnes
Moz
Measured 1.36 1.13 1.53 0.05
Indicated 27.75 1.57 43.52 1.40
Inferred 66.96 1.24 83.11 2.67
Iduapriem Total 96.06 1.33 128.16 4.12
The Exclusive Mineral Resource listed above is derived mainly from the following:
•
Inferred Mineral Resource located within the optimised Ore Reserve pit shell; and
•
Mineral Resource located outside the Ore Reserve shell but within the optimised Mineral Resource shell. This consists mainly of down-dip extensions of the ore zones, most of which may be mineable at a higher gold price.
71
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Iduapriem
Category
million
g/t
Tonnes
Moz
Ajopa
Proved
–
–
–
–
Probable
5.34
1.85
9.87
0.32
Total
5.34
1.85
9.87
0.32
Blocks 7 and 8
Proved
6.56
1.32
8.69
0.28
Probable
22.24
1.65
36.68
1.18
Total
28.79
1.58
45.36
1.46
Stockpile (Full Grade Ore)
Proved
7.08
0.86
6.06
0.19
Probable
–
–
–
–
Total
7.08
0.86
6.06
0.19
Iduapriem
Total
41.22
1.49
61.29
1.97
Ore Reserve modifying factors
as at 31 December 2013
Iduapriem
Gold
price
US$/oz
Cut-off
value
g/t Au
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Ajopa
1,100
0.86
–
–
102.5
92.0
100.0
94.0
100.0
95.0
Blocks 7 and 8
1,100
0.76
–
–
104.0
97.0
100.0
94.0
100.0
95.0
IDUAPRIEM
continued
6.62
-0.29
-0.31
0.00
0.07
0.19
0.06
0.00
6.34
Ounces
 (millions)
6.7
6.6
6.5
6.4
6.3
6.2
6.1
6.0
5.9
2012
Deple-
tion
Gold
price
Cost
Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
Iduapriem
Mineral Resource reconciliation: 2012 to 2013
2.21 -0.22 -0.05 0.00 0.00 0.03 0.00 0.00
1.97
Ounces
(millions)
2.25
2.20
2.15
2.10
2.05
2.00
1.95
1.90
1.85
2012 Other
2013
Iduapriem
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

0.00 0.50 0.25 1.00 0.75 1.25 1.75 2.00 1.50
Tonnes above
 cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
2.4
2.2
2.0
1.8
1.6
1.4
80
70
60
50
40
30
20
10
0
Tonnes above cut-off Ave grade above cut-off
Iduapriem
Grade tonnage curve – Surface (metric)
Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Iduapriem
Tonnes Moz
Comment
Ajopa
1.54
1.23
1.90
0.06
Grade control drilling will be done on every bench
(18 m) for better ore deﬁnition
Blocks 7 and 8
2.88
1.44
4.13
0.13
Total
4.42
1.37
6.04
0.19
The Inferred Mineral Resource within the Ore Reserve design is 9% of the total ore scheduled (47.56Mt) and exists as pockets of
Inferred Mineral Resource material located within the models of all the deposits.
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Tebogo Mushi
SAIMM
702 438
10 years
BSc (Hons) Mining Engineering
GDE (Mineral Economics) WITS
Ore Reserve
Stephen Asante
Yamoah
MAusIMM
304 095
9 years
BSc (Hons) Mining Engineering
MSc (Mining Engineering)
73
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

LOCATION
Obuasi mine is located in the Ashanti Region of Ghana some 320km northwest of the capital Accra. The mine is situated in a largely forested region, with surrounding land occupied by subsistence farmers. The mining concession covers an area of 47.5ha. Eighty communities lie within a 30km radius of the mine. Obuasi mine employs sub-level open stoping and sub-level caring for extraction of its mineable Ore Reserve.
GEOLOGY
The mine is located within the Obuasi concession area in south-western Ghana along the north easterly striking Ashanti volcanic belt. The deposit is one of the most signiﬁcant Proterozoic gold belts discovered to date. The Ashanti belt predominantly comprises sedimentary and maﬁc volcanic rocks, and is the most prominent of the ﬁve Birimian Supergroup gold belts found in Ghana. The belt is a 300km wrench fault system that propagated from Dixcove in the southwest to beyond Konongo in the northeast.
The Birimian was deformed, metamorphosed and intruded by syn- and post-tectonic granitoids during the Eburnean tectonothermal event around two billion years ago. Folding trends are dominantly north-northeast to northeast. Elongate syn-Birimian basins developed between the ridges of the Birimian system and these were ﬁlled with the Tarkwaian molasse sediments made up primarily of conglomerates, quartzose and arkosic sandstones and minor shale units. Major faulting has taken place along the same trends.
Gold mineralisation is associated with, and occurs within, graphite-chlorite-sericite fault zones. These shear zones are commonly associated with pervasive silica, carbonate and sulphide hydrothermal alteration and occur in tightly-folded Lower Birimian schists, phyllites meta-greywackes, and tuffs, along the eastern limb of the Kumasi anticlinorium.
OBUASI
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

Mineralised shears are found in close proximity to the ‘contact’ with harder metamorphosed and metasomatically-altered intermediate to basic upper Birimian volcanics. The competency contrast between the harder metavolcanic rocks to the east and the more argillaceous rocks to the west is thought to have formed a plane of weakness. During crustal movement, this plane became a zone of shearing and thrusting coeval with the compressional phases.
The Lower Birimian metasediments and metavolcanics are characterised and deﬁned by argillaceous and ﬁne to intermediate arenaceous rocks. These rocks are represented by phyllites, meta siltstones, meta greywackes, tuffaceous sediments, ash tuffs and hornstones in order of decreasing importance. Adjacent to the shear zones, these rocks are replaced by sericitic, chloritic and carbonaceous schists, which may be graphitic in places. Multiple lodes are a common feature in the mine.
Granites outcrop in the west and northwest of the concession area and intrude the Birimian rocks only. Two types of granite are present, one is very resistant to weathering than the other, the less resistant granite is prospective for gold mineralisation.
Two main ore types are mined namely, quartz vein and sulphide ore. The quartz vein type consists mainly of quartz with free gold in association with lesser amounts of various metal sulphides containing iron, zinc, lead and copper. This ore type is generally non-
refractory. Sulphide ore is characterised by the inclusion of gold in the crystal structure of arsenopyrite minerals. Higher gold grades tend to be associated with ﬁner grain arsenopyrite crystals. Sulphide ore is generally refractory.
EXPLORATION
Surface exploration
Three holes with total depth of 775m were drilled at Gyabunsu.
Underground exploration
Underground exploration during 2013 focused on Sansu 3 project area above 50 Level. The objective of the drilling programme was to upgrade the Inferred Mineral Resource within the Sansu 3 block of quartz and sulphide mineralisation to Indicated Mineral Resource.
Ten holes with total depth of 3,421m were completed.
PROJECTS
Mining method
The mining method at Obuasi is being changed from transverse and longitudinal open stoping to longitudinal retreat mining in mining blocks where it is suitable to do so. The major advantage of this method is the up to 50% reduction in waste development; reducing capital expenditure along with additional reef drive exposure.
Sansu bypass decline project
The bypass decline became a necessity after the wall failure in the Sansu Open pit in January 2013 required closure of the old Sansu
Portal. Development of 590m (dimensions 5.0m x 5.0m) decline holed into 7 Level on 22 September 2013 as planned.
Obuasi deeps decline project
Following an extensive review, AngloGold Ashanti embarked on a process to modernise its Obuasi mine and reverse a long trend of declining production and rising costs. This project is focused on the development of a new decline roadway system from surface to by-pass aged infrastructure and more efﬁciently access the upper ore zones, some of which are not currently in the mine plan and the deeper, higher-grade areas of the orebody to allow for additional ore extraction to meet the 2016 production targets. The project is expected to complete by 2016.
75
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
Obuasi
Measured
20 x 20,
40 x 20,
50 x 50
–
Percussion drilling for
open pits.
Indicated
30 x 30,
50 x 50,
60 x 60
–
–
Percussion drilling for
open pits and discharge
sampling for tailings.
Inferred
90 x 90,
100 x 100,
120 x 120
–
–
Percussion drilling for
open pits and discharge
sampling for tailings.
Grade/Ore Control                10 x 10
–
–
Channel sampling of cross
cuts and deﬁnition drilling.
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Obuasi
Category
million
g/t
Tonnes
Moz
Anyankyirem
Measured
–
–
–
–
Indicated
5.53
2.37
13.14
0.42
Inferred
0.11
2.50
0.27
0.01
Total
5.64
2.38
13.41
0.43
Anyinam
Measured
0.00
2.50
0.01
0.00
Indicated
0.45
3.54
1.59
0.05
Inferred
1.02
4.24
4.33
0.14
Total
1.47
4.02
5.93
0.19
Gyabunsu-Sibi
Measured
0.05
4.00
0.21
0.01
Indicated
0.05
3.48
0.16
0.01
Inferred
0.28
3.97
1.13
0.04
Total
0.38
3.92
1.50
0.05
Tailings (Kokoteasua)
Measured
3.22
1.97
6.33
0.20
Indicated
1.65
1.96
3.24
0.10
Inferred
–
–
–
–
Total
4.87
1.96
9.57
0.31
Tailings (Pompora)
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
33.61
1.57
52.89
1.70
Total
33.61
1.57
52.89
1.70
Other Surface Resources
Measured
–
–
–
–
Indicated
1.09
2.50
2.72
0.09
Inferred
–
–
–
–
Total
1.09
2.50
2.72
0.09
Upper Mine
Measured
2.19
10.10
22.12
0.71
Indicated
2.49
7.67
19.09
0.61
Inferred
0.94
6.00
5.63
0.18
Total
5.62
8.34
46.85
1.51
OBUASI
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

as at 31 December 2013
Tonnes
Grade
Contained gold
Obuasi
Category
million
g/t
Tonnes
Moz
Above 50 Base Measured 20.64 7.30 150.73 4.85
Indicated 39.91 5.83 232.70 7.48
Inferred 23.68 6.32 149.66 4.81
Total 84.23 6.33 533.09 17.14
Adansi 50-60 Measured 2.16 5.28 11.38 0.37
Indicated 1.83 4.46 8.15 0.26
Inferred 6.54 5.03 32.89 1.06
Total 10.52 4.98 52.42 1.69
Stockpile (Heap Leach) Measured 1.08 0.58 0.63 0.02
Indicated – – – –
Inferred – – – –
Total 1.08 0.58 0.63 0.02
Stockpile (Surface Oxides) Measured 0.02 1.70 0.04 0.00
Indicated – – – –
Inferred – – – –
Total 0.02 1.70 0.04 0.00
KMS 50-60 Measured – – – –
Indicated 3.53 18.67 65.96 2.12
Inferred 6.08 11.01 66.94 2.15
Total 9.61 13.82 132.90 4.27
Stockpile (Surface Sulphides) Measured 0.05 2.58 0.13 0.00
Indicated – – – –
Inferred – – – –
Total 0.05 2.58 0.13 0.00
Obuasi Total 158.20 5.39 852.07 27.39
77
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

OBUASI
continued
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Obuasi Category
million
g/t
Tonnes
Moz
Measured
8.31
8.98
74.64
2.40
Indicated
28.47
5.47
155.74
5.01
Inferred
72.26
4.34
313.74
10.09
Obuasi
Total
109.04
4.99
544.12
17.49
The Obuasi Exclusive Mineral Resource is made up of Mineral Resource from underground, open pit and tailings. The bulk of the
Exclusive Mineral Resource is from underground.
Mineral Resource below infrastructure
as at 31 December 2013
Tonnes
Grade
Contained gold
Obuasi
Category
million
g/t
Tonnes
Moz
Measured
2.16
5.28
11.38
0.37
Indicated
5.36
13.82
74.11
2.38
Inferred
12.62
7.91
99.83
3.21
Obuasi
Total
20.13
9.20
185.32
5.96
29.82
-0.35
0.00
0.00
0.10
-2.18
0.00
0.00
27.39
Ounces
(millions)
30.0
29.5
29.0
28.5
28.0
27.5
27.0
26.5
2012
Deple-
tion
Gold
price
Cost
Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
Obuasi
Mineral Resource reconciliation: 2012 to 2013
8.52 -0.21 -0.16 0.00 0.00 0.00 -0.00 -0.00
8.14
Ounces
(millions)
8.55
8.50
8.45
8.40
8.35
8.30
8.25
8.20
8.15
8.10
8.05
2012 Other
2013
Obuasi
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Obuasi
Category
million
g/t
Tonnes
Moz
Tailings (Kokoteasua) Proved 1.75 1.96 3.45 0.11
Probable 3.12 1.96 6.12 0.20
Total 4.87 1.96 9.57 0.31
Tailings (Pompora) Proved – – – –
Probable 1.09 2.10 2.29 0.07
Total 1.09 2.10 2.29 0.07
Above 50 Base Proved 15.74 6.18 97.34 3.13
Probable 19.17 5.47 104.80 3.37
Total 34.91 5.79 202.14 6.50
KMS 50-60 Proved 0.60 13.49 8.09 0.26
Probable 2.39 13.01 31.15 1.00
Total 2.99 13.11 39.23 1.26
Obuasi Total 43.86 5.77 253.23 8.14
Ore Reserve modifying factors
as at 31 December 2013
Obuasi
Gold
price
US$/oz
Cut-off
value
g/t Au
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Above 50 Base
KMS 50-60 1,100 4.00* 12.0** 0.25 100.0 100.0 95.0
#
100.0 95.0 85.4
*
2.20g/t incremental cut-off, and 4.00g/t global cut-off for stopes, 1.5g/t cut-off for development.
**   20% for sub-level cave stoping, 12% for all other methods, 0% for development.
#
95% for stoping, 100% for development.
79
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Obuasi
Tonnes Moz
Comment
Above 50 Base
1.94
6.79
13.15
0.42
5.5% Inferred Mineral Resource tonnes, and 6.5%
Inferred Mineral Resource ounces
KMS 50-60
0.17
15.37
2.55
0.08
Total
2.10
7.47
15.70
0.50
Ore Reserve below infrastructure
as at 31 December 2013
Tonnes
Grade
Contained gold
Obuasi
Category
million
g/t
Tonnes
Moz
Proved
0.60
13.49
8.09
0.26
Probable
2.39
13.01
31.15
1.00
Obuasi
Total
2.99
13.11
39.23
1.26
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Clement Asamoah-
Owusu
MAusIMM
210 145
29 years
BSc (Hons) Geological Engineering
MSc (Mineral Exploration)
Ore Reserve
Christian Boafo
MAusIMM
312 532
16 years
Graduate Diploma (Mining)
OBUASI
continued
0.0 1.5 0.5 1.0 3.0 2.0 2.5
3.5
4.5 5.0 4.0
Tonnes above
cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
16
14
12
10
8
6
4
2
0
Tonnes above cut-off Ave grade above cut-off
Obuasi
Grade tonnage curve – Surface (metric)
0 2 4 6 8 10 12 14 16 18 20
Tonnes
above
cut-off
(millions)
Average grade
above
cut-off (g/t)
Cut-off grade (g/t)
40
35
30
25
20
15
10
5
0
120
100
80
60
40
20
0
Tonnes above cut-off Ave grade above cut-off
Obuasi
Grade tonnage curve – Underground (metric)
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

COUNTRY OVERVIEW
The Siguiri mine is AngloGold Ashanti’s only operation in the Republic of Guinea. The mine is 85% owned by AngloGold Ashanti and
15% by the government of Guinea. The mine is a conventional open pit operation situated in the Siguiri district in the northeast of
Guinea. It lies about 850km from the capital city of Conakry and 109km from the border with Mali. Gold-bearing ore is mined from several pits and sent to a CIP plant.
MINERAL RESOURCE ESTIMATION
Mineral Resource deﬁnition drilling is done with air core (AC), RC and DD. All available geological drill-hole information is validated for usage in the models and the local geology of the deposit together with an understanding of grade variability is used to classify the drill-hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identiﬁcation of high-grade outlier values. If these values are anomalous to the general population characteristics they may be cut, that is reduced back to the appropriate upper limit of the population.
The Mineral Resource model is estimated using Ordinary Kriging into a 3D block model. Geological interpretation is based on geological drill-hole data. The dimensions of these Mineral Resource blocks range from 10m x 10m x 2.5m to 50m x 25m x 6m block sizes, guided by the shape of the deposit and the drilling density. The Mineral Resource is declared within an optimised limiting Mineral
Resource pit shell using a gold price, of US$1,600/oz.
ORE RESERVE ESTIMATION
The Mineral Resource models for each pit are depleted to the current mined-out surface. Costs are assigned on a pit-by-pit basis, reﬂecting the existing cost structure of the operation. The relevant dilution and ore loss factors are applied and pit optimisation is then performed. The relevant modifying factors such as metallurgical recoveries, geotechnical parameters, cut-off grades and economics are applied to generate the mine designs that are used to estimate the ﬁnal Ore Reserve.
GUINEA
81
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

LOCATION
Siguiri is located in the Siguiri district of north-eastern Guinea, West Africa, and is about 850km from the capital city of Conakry. The
Société Ashanti Goldﬁelds de Guinée (SAG) mining concession consists of four blocks totaling 1,495km2.
Gold mining in the district can be traced back for centuries, but there are no reliable records of pre-Western production. The French became involved in the area in the late 19th and early 20th centuries. Between 1931 and 1951 the French reported gold coming out of Siguiri, with ﬁgures varying between 1 and 3.8 tonnes annually, however little exploration work was completed. There was a phase of Russian exploration in the area between 1960 and 1963. The Russian work focused on the placer deposits along the major river channels in the area. In 1980 SOMIQ (Société Minière Internationale du Quebec) gained the exploration rights for Siguiri and Mandiana.
SOMIQ focused its work on the Koron and Didi areas. The Chevaning Mining Company Ltd. was then created to undertake a detailed economic evaluation of the prospect, with more intensive work beginning in the late 1980s. AuG (Société Aurifère de Guinée) took over from its predecessors and continued work on the placers deposits. Production on the Koron placer reached a peak in 1992 with
1.1t gold being produced, although due to a number of difﬁculties the mine was shut down later that year.
Golden Shamrock started a pre-feasibility study in 1995 after which Ashanti Goldﬁelds became interested in the deposit and Siguiri
Mine started production in 1998 as Société Ashanti Goldﬁelds de Guinée (SAG). In 2004 the merger of AngloGold and Ashanti resulted in the operation being run by AngloGold Ashanti. Siguiri is currently a multi-pit oxide gold mining operation. All ore and waste is mined by a mining contractor utilizing backhoe excavators and trucks. Most material is free dig with very limited “paddock blasting” in soft laterites and saprolite and hard rock blasting in Duricrust. Processing of the ore is done by a CIP plant which has been successfully optimised to reach throughput of 11.5Mt per annum.
GEOLOGY
The gold mineralisation at Siguiri occurs in Paleoproterozoic Birimian rocks consisting of turbidites and lesser volcaniclastic sequences.
It is situated in an arcuate zone of a larger anastomosing shear zone system. These zones form part of the northerly trending, continental scale shear zone system that transects the West African Craton and bordering areas.
SIGUIRI
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

There are two types of oxide mineralisation in the Siguiri basin:
•
eluvial or alluvial hosted laterite mineralisation; and
•
primary quartz vein and associated shear hosted mineralisation.
The laterite mineralisation occurs as alluvial lateritic gravel adjacent to and immediately above the in-situ vein related mineralisation.
The vein related mineralisation is hosted in metasediments and areas of economic gold mineralisation are formed where these veins are closely spaced.
The main vein related mineralisation at Siguiri is structurally controlled and associated with a major, east-northeast trending and steep south dipping sheeted quartz vein sets that generally occur in the coarser, brittle siltstone and sandstone lithologies. The regional development and consistent orientation of this main vein set, irrespective of the nature of wall rocks or wall-rock structures, indicates the control of these veins by regional strains.
A deep oxidation (weathering) proﬁle is developed in the region, varying between 50m to 150m. The mineralised saprolite provides the main oxide feedstock for the CIP plant. The previous practice at Siguiri was to blend the laterite and saprolite ore types and to process these using the heap-leach method. With the percentage of available laterite ore decreasing, a CIP plant was brought on stream during
2005 to treat predominantly saprolite oxide ore. With continued exploration into deeper fresh rock extensions of the ore deposit, new treatment options are again under consideration.
EXPLORATION
Exploration at Siguiri was historically focused on ﬁnding a new oxide Mineral Resource in the saprolite, and upgrading the conﬁdence in the existing oxide Mineral Resource. This is achieved using geophysics, soil geochemistry and drill-hole sampling in the context of the regional and pit-scale geological models. Following the completion of an Asset Strategy Optimisation project in 2012, which indicated
the potential economic viability of the fresh rock material, the aim of the exploration has expanded and the objectives are twofold.
Firstly, there is an aim to explore for replacement and additional oxide material for short-term mining requirements. The second objective of the exploration programme is to increase the level of conﬁdence in the ﬁve major fresh rock targets below the oxide pits at Bidini, Kami, Kalamagna, Seguélén and Sintroko. In 2013, 52,000m of reconnaissance AC and RC drilling was completed to test soil sampling and geophysical targets as well as potential extensions to known mineralised trends, 18,000m of RC and DD drilling was done on fresh rock exploration, while inﬁll RC drilling amounted to 18,000m.
The inﬁll drilling was completed at Soloni and Sokunu to upgrade Inferred Mineral Resource to Indicated Mineral Resource.
Detailed geophysical surveys completed in 2012 and early 2013 were used to reﬁne the 2013 reconnaissance drilling programme.
Reconnaissance drilling was completed on two targets south of the existing Sintroko Pit, on the anomalies that lie adjacent to a major structure that extends northwestward from the Seguélén Mineral Resource area as well as at two targets, Niono and Silakoro, that lie to the west of the main pit areas. Follow-up work will be conducted in 2014 on three of the targets that returned intersections of signiﬁcance.
The fresh rock programme was focused on three areas. At Bidini and Seguélén the aim was to complete diamond drill holes to test the mineralisation projected to depths of 200m to 250m below the oxide Mineral Resource with a row of holes at each pit spaced 100m apart. At Kami a grid of diamond drill holes was completed in December 2013. The Kami grid was planned to give a 100m x 100m spaced coverage of the mineralisation projected to approximately 200m below the oxide Mineral Resource and to provide detailed information on the geological structures and lithologies controlling the mineralisation.
PROJECTS
In association with the Continental Africa Region’s geological team as well as a Siguiri-sponsored PhD study by a student at the
University of Western Australia, good progress was achieved during 2013 on the production of a geological model for the mineralisation on the Siguiri lease area. This model will be used to guide future exploration programmes as well as to inform the Mineral Resource models. During the year RC and DD holes were drilled on the advanced Greenﬁelds exploration targets at Saraya in Block 2 and
Kounkoun in Block 3 to provide samples for preliminary metallurgical testing. Economic scoping studies were conducted on these deposits and the results of the studies and metallurgical tests will be used to decide on the timing of the next phase of work on these deposits. An Inferred Mineral Resource has been declared for Kounkoun in 2013. Core samples from drill holes in Bidini and Kami were also selected and submitted for preliminary metallurgical testing. The results are expected in the ﬁrst quarter of 2014. The planned project work in 2014 will involve a more-detailed assessment of the options to bring the Block 2 and Block 3 oxide deposits and the
Block 1 fresh rock deposits into production.
83
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel Other
Comments
Siguiri
Measured
–
–
–
–
–
–
Indicated
20 x 40,
25 x 25,
50 x 25
–
–
–
–
–
Inferred
20 x 40,
50 x 25,
50 x 50
–
–
–
–
Grade/Ore Control                5 x 10, 5 x 12,
10 x 5,
10 x 10
–
–
–
–
–
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Siguiri
Category
million
g/t
Tonnes
Moz
Bidini
Measured
–
–
–
–
Indicated
3.17
1.17
3.71
0.12
Inferred
6.00
0.99
5.91
0.19
Total
9.16
1.05
9.62
0.31
Eureka East
Measured
–
–
–
–
Indicated
1.96
1.02
2.00
0.06
Inferred
0.41
0.72
0.30
0.01
Total
2.37
0.97
2.30
0.07
Foulata
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
3.37
1.48
4.98
0.16
Total
3.37
1.48
4.98
0.16
Kalamagna
Measured
–
–
–
–
Indicated
4.60
0.69
3.18
0.10
Inferred
0.60
0.74
0.44
0.01
Total
5.20
0.70
3.63
0.12
Kami
Measured
–
–
–
–
Indicated
8.48
0.79
6.73
0.22
Inferred
3.96
0.73
2.89
0.09
Total
12.44
0.77
9.62
0.31
Kosise
Measured
–
–
–
–
Indicated
3.72
0.74
2.75
0.09
Inferred
4.05
0.68
2.76
0.09
Total
7.77
0.71
5.51
0.18
Kozan North
Measured
–
–
–
–
Indicated
5.93
0.69
4.11
0.13
Inferred
0.54
0.70
0.38
0.01
Total
6.47
0.69
4.49
0.14
SIGUIRI
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

as at 31 December 2013
Tonnes
Grade
Contained gold
Siguiri
Category
million
g/t
Tonnes
Moz
Kozan South Measured – – – –
Indicated 6.93 0.72 4.97 0.16
Inferred 0.03 0.74 0.02 0.00
Total 6.96 0.72 4.99 0.16
Seguélén Measured 6.26 0.79 4.96 0.16
Indicated 12.32 1.05 12.95 0.42
Inferred 4.89 1.23 6.04 0.19
Total 23.47 1.02 23.95 0.77
Sintroko South Measured – – – –
Indicated 2.12 1.37 2.92 0.09
Inferred 0.20 1.77 0.36 0.01
Total 2.33 1.41 3.28 0.11
Sokunu Measured – – – –
Indicated 4.50 0.87 3.92 0.13
Inferred 2.72 0.86 2.34 0.08
Total 7.21 0.87 6.26 0.20
Soloni Measured – – – –
Indicated 6.11 0.72 4.37 0.14
Inferred 2.84 0.72 2.05 0.07
Total 8.95 0.72 6.42 0.21
Sorofe Measured – – – –
Indicated 4.29 0.96 4.14 0.13
Inferred 2.78 1.20 3.33 0.11
Total 7.08 1.05 7.46 0.24
Kounkoun Measured – – – –
Indicated – – – –
Inferred 15.38 1.28 19.65 0.63
Total 15.38 1.28 19.65 0.63
Stockpile (Marginal Ore) Measured 22.27 0.48 10.80 0.35
Indicated – – – –
Inferred – – – –
Total 22.27 0.48 10.80 0.35
Stockpile (Full Grade Ore) Measured 5.42 1.00 5.40 0.17
Indicated – – – –
Inferred – – – –
Total 5.42 1.00 5.40 0.17
Stockpile (Spent Heap Leach) Measured – – – –
Indicated 31.95 0.54 17.29 0.56
Inferred 13.40 0.57 7.61 0.24
Total 45.35 0.55 24.90 0.80
Siguiri Total 191.19 0.80 153.25 4.93
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Siguiri
Category
million
g/t
Tonnes
Moz
Measured 0.41 0.61 0.25 0.01
Indicated 43.36 0.80 34.85 1.12
Inferred 61.17 0.97 59.06 1.90
Siguiri Total 104.94 0.90 94.15 3.03
Inclusive Mineral Resource continued
85
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

The Exclusive Mineral Resource at Siguiri includes:
•
Indicated Mineral Resource that is economic at the Mineral Resource gold price of US$1,600/oz, but not at the Ore Reserve price.
This material forms 42% of the Exclusive Mineral Resource.
•
Inferred Mineral Resource not included in the current pit designs. Selected parts of these areas will be included in inﬁll drilling programmes during 2015 and 2016 to meet LOM planning requirements. This Inferred Mineral Resource forms 55% of the
Exclusive Mineral Resource.
•
Inferred Mineral Resource located within the Ore Reserve optimised pit shell. This material forms 3% of the Exclusive Mineral
Resource.
There are portions of Indicated Mineral Resource associated with all the major pits as a result of the material being sub-economic under current Ore Reserve optimisation conditions. The Inferred Mineral Resource material associated with the Exclusive Mineral
Resource is not currently supported by sufﬁcient geological information to be classiﬁed as Indicated Mineral Resource or Measured
Mineral Resource and is therefore not incorporated in the Ore Reserve.
5.17
-0.25
-0.56
-0.33
0.79
0.17
-0.06
0.00
4.93
Ounces
 (millions)
5.2
5.0
4.8
4.6
4.4
4.2
4.0
3.8
2012
Deple-
tion
Gold
price
Cost
Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
Siguiri
Mineral Resource reconciliation: 2012 to 2013
2.20 -0.23 0.02 -0.16 0.04 -0.02 -0.01 0.00
1.84
Ounces
(millions)
2.25
2.20
2.15
2.10
2.05
2.00
1.95
1.90
1.85
1.80
1.75
2012 Other
2013
Siguiri
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
SIGUIRI
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Siguiri
Category
million
g/t
Tonnes
Moz
Eureka East Proved – – – –
Probable 1.24 0.92 1.14 0.04
Total 1.24 0.92 1.14 0.04
Kalamagna Proved – – – –
Probable 0.10 0.84 0.08 0.00
Total 0.10 0.84 0.08 0.00
Kozan North Proved – – – –
Probable 0.92 0.70 0.65 0.02
Total 0.92 0.70 0.65 0.02
Kozan South Proved – – – –
Probable 2.71 0.76 2.07 0.07
Total 2.71 0.76 2.07 0.07
Seguélén Proved 6.03 0.80 4.83 0.16
Probable 9.50 1.05 9.98 0.32
Total 15.53 0.95 14.81 0.48
Sokunu Proved – – – –
Probable 2.52 0.84 2.12 0.07
Total 2.52 0.84 2.12 0.07
Soloni Proved – – – –
Probable 1.90 0.79 1.50 0.05
Total 1.90 0.79 1.50 0.05
Sorofe Proved – – – –
Probable 1.67 0.86 1.43 0.05
Total 1.67 0.86 1.43 0.05
Stockpile (Marginal Ore) Proved 22.27 0.48 10.80 0.35
Probable – – – –
Total 22.27 0.48 10.80 0.35
Stockpile (Full Grade Ore) Proved 5.42 1.00 5.40 0.17
Probable – – – –
Total 5.42 1.00 5.40 0.17
Stockpile (Spent Heap Leach) Proved – – – –
Probable 31.95 0.54 17.29 0.56
Total 31.95 0.54 17.29 0.56
Siguiri Total 86.23 0.66 57.28 1.84
87
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

Ore Reserve modifying factors
as at 31 December 2013
Siguiri
Gold
price
US$/oz
Cut-off
value
g/t Au
Dilution
%
Diluted
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Eureka East
1,100
0.65
18.0
0.22
100.0
100.0
82.4
88.0
100.0
90.0**
Kalamagna
1,100
0.65
5.0
0.28
100.0
100.0
97.1
97.5
100.0
90.0**
Kozan North
1,100
0.65
9.0
0.24
100.0
100.0
95.1
96.6
100.0
90.0**
Kozan South
1,100
0.65
4.0
0.25
100.0
100.0
94.4
94.8
100.0
90.0**
Seguélén
1,100
0.67
11.0
0.31
100.0
100.0
95.6
96.0
100.0
90.0**
Sokunu
1,100
0.68
22.0
0.33
100.0
100.0
98.1
98.7
100.0
90.0**
Soloni
1,100
0.64
2.0
0.21
100.0
100.0
99.5
99.6
100.0
90.0**
Sorofe
1,100
0.65
14.0
0.26
100.0
100.0
91.0
91.5
100.0
90.0**
Stockpile (Full Grade Ore)
1,100
0.65
–
–
100.0
100.0
100.0
100.0
100.0
90.0*
Stockpile (Marginal Ore)
1,100
0.37
–
–
100.0
100.0
100.0
100.0
100.0
88.0
Stockpile (Spent Heap Leach)
1,100
0.37
–
–
100.0
100.0
100.0
100.0
100.0
90.0
* Oxide = 90%, Transitional Ore = 75%.
** Marginal Ore = 80%, Transitional Ore = 55%.
SIGUIRI
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Siguiri
Tonnes Moz
Comment
Eureka East
0.20
0.49
0.10
0.00
Within pit design (7% Inferred Mineral Resource)
Kozan North
0.00
0.26
0.00
0.00
Within pit design (0.01% Inferred Mineral Resource)
Seguélén
2.50
0.97
2.42
0.08
Within pit design (12% Inferred Mineral Resource)
Sokunu
0.08
0.76
0.06
0.00
Within pit design (2% Inferred Mineral Resource)
Soloni
0.08
0.93
0.07
0.00
Within pit design (4% Inferred Mineral Resource)
Sorofe
0.72
0.99
0.71
0.02
Within pit design (30% Inferred Mineral Resource)
Total
3.57
0.94
3.35
0.11
There are instances where Mineral Resource material classiﬁed as Inferred Mineral Resource is included in the business plan. This material totals 0.11 Moz, which is not signiﬁcant and only represents 4.7% of the ounces in the business plan. The major contributors of Inferred Mineral Resource material within the Ore Reserve are Seguélén and Tubani (Sorofe) at 0.08 Moz and 0.02 Moz respectively.
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Craig Duvel
SACNASP
400007/98
19 years
BSc Hons (Geology)
GDE (Mining Engineering) WITS
Ore Reserve
Desiderius
Kamugisha
MAusIMM
227 181
12 years
BSc (Mining Engineering)
0.0 0.4 0.2 0.8 0.6 1.0 1.6 1.8 1.2 1.4
Tonnes above
 cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
350
300
250
200
150
100
50
0
Tonnes above cut-off Ave grade above cut-off
Siguiri
Grade tonnage curve – Surface (metric)
89
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

COUNTRY OVERVIEW
AngloGold Ashanti has interests in three operations in the West African country of Mali – Sadiola (41%), Yatela (40%) and Morila (40%).
The Sadiola and Yatela operations are managed by AngloGold Ashanti, while Randgold Resources Limited (Randgold) manages
Morila.
MINERAL RESOURCE ESTIMATION
The Mineral Resource is taken as the material that falls within the US$1,600/oz economic shell optimised for each individual deposit.
Mining at Yatela has been stopped and treatment of stockpile material continues as part of the closure plan. A 3D surface is generated to create the outline of the geological model within which grades are estimated. Block sizes are between 25m x 25m x 10m and
30m x 30m x 10m (X Y Z) and where appropriate, selective sub-celling is used for deﬁnition on the geological and mineralisation boundaries. All the deposits are estimated by Ordinary Kriging. Where deemed appropriate, a geostatistical technique called Uniform
Conditioning (UC) is used to estimate the proportion of material that occurs above the cut-off, hence forming a recoverable Mineral
Resource model at a speciﬁc selective mining unit (SMU).
ORE RESERVE ESTIMATION
The Mineral Resource models are used as the basis for the Ore Reserve. Optimisations are run on the Measured and Indicated
Mineral Resource and the Measured, Indicated and Inferred Mineral Resource. All appropriate costs, metallurgical recovery factors and geotechnical parameters are applied to generate the mine designs that are used to estimate the ﬁnal Ore Reserve.
MALI
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

LOCATION
The Morila mine is situated some 280km southeast of Bamako, the capital city of Mali. The mine is operated by Morila SA, a joint venture company incorporating Randgold (40%), AngloGold Ashanti (40%) and the Government of Mali (20%). Randgold took over the operation of Morila mine from AngloGold Ashanti in February 2008.
Mining of the Morila main pit was re-investigated during 2012 and early 2013 and, due to improved economics, a further pushback was planned (Pit4S). The mining of the main pit will be complemented by re-handling and processing the existing marginal ore and mineralised waste stockpiles.
GEOLOGY
The Morila deposit occurs within a sequence of amphibolite facies Birimian metasediments. The economic mineralisation is located in these metasediments within a broad north-northwest trending corridor of shearing. This shear zone has both near-vertical and
ﬂat-lying components and is interpreted as being a second order shear off the main Banaﬁn shear, approximately 25km to the east.
The Doubalakoro granite pluton borders the metasediments to the west and the Massigui granites lie to the east. Gold mineralisation is associated with silica feldspar alteration and the sulphide minerals arsenopyrite, pyrrhotite, and pyrite (with minor chalcopyrite).
The pushback project on the south of the current pit has been updated in 2013 to reﬂect an improved slope angle design.
A preliminary study revealed a total of 23.8Mt to be mined, including 22.6Mt of waste and 1.2Mt @ 3.00 g/t ore to produce 106,000 oz of recovered gold over a 22-month activity period. For cost saving reasons, all of the waste mined will be dumped in-pit.
PROCESSING
Ore throughput dropped to 3.6Mtpa since the SAG mill was taken off-line in July 2013 and the milling and crushing circuit reconﬁgured along with an upgraded three-stage crushing plant. In addition, the plant’s oxygen system was upgraded with the installation of a new oxygen unit designed to improve the recovery rates as well as cyanide consumption. Additional Archen reactors are due to be installed in early 2014 to further enhance oxygenation of the pulp.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole
Channel
Other
Comments
Morila Measured 10 x 10 – – – –
Indicated 30 x 30 – – – –
Inferred 60 x 60 – – – –
Grade/Ore Control                10 x 10
– – – – –
MORILA
91
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Morila
Category
million
g/t
Tonnes
Moz
Main pit
Measured
–
–
–
–
Indicated
0.40
2.93
1.18
0.04
Inferred
0.15
4.02
0.60
0.02
Total
0.55
3.23
1.78
0.06
Stockpile (Marginal Ore)
Measured
0.17
1.14
0.20
0.01
Indicated
–
–
–
–
Inferred
–
–
–
–
Total
0.17
1.14
0.20
0.01
Stockpile (Mineralised Waste)
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
0.82
0.79
0.65
0.02
Total
0.82
0.79
0.65
0.02
Tailings storage facilities
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
13.24
0.35
4.63
0.15
Total
13.24
0.35
4.63
0.15
Morila
Total
14.78
0.49
7.26
0.23
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Morila
Category
million
g/t
Tonnes
Moz
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
14.21
0.41
5.88
0.19
Morila
Total
14.21
0.41
5.88
0.19
0.06 -0.05 0.00 0.00 0.00 0.04 0.00 0.00
0.04
Ounces
(millions)
0.06
0.05
0.04
0.03
0.02
0.01
0.00
2012 Other
2013
Morila
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
0.27
-0.05
0.00
0.00
0.00
0.01
0.00
0.00
0.23
Ounces
(millions)
0.28
0.27
0.26
0.25
0.24
0.23
0.22
0.21
0.20
2012
Deple-
tion
Gold
price
Cost
Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
Morila
Mineral Resource reconciliation: 2012 to 2013
MORILA
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

0.00 0.50 0.25 1.00 0.75
1.25 1.75 2.00 1.50
Tonnes above
cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
3.5
3.4
3.3
3.2
3.1
3.0
2.9
2.8
2.7
0.95
0.90
0.85
0.80
0.75
0.70
0.65
0.60
0.55
Tonnes above cut-off Ave grade above cut-off
Morila
Grade tonnage curve – Surface (metric)
ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Morila
Category
million
g/t
Tonnes
Moz
Main pit
Proved
–
–
–
–
Probable
0.40
2.93
1.18
0.04
Total
0.40
2.93
1.18
0.04
Stockpile (Marginal Ore)
Proved
–
–
–
–
Probable
0.17
1.14
0.20
0.01
Total
0.17
1.14
0.20
0.01
Morila
Total
0.57
2.40
1.38
0.04
Ore Reserve modifying factors
as at 31 December 2013
Morila
Gold
price
US$/oz
Cut-off
value
g/t Au
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Main
pit
1,000                 1.00                  10.0
–
100.0
100.0
95.0
100.0
100.0
91.0
Stockpile (Marginal Ore)
1,000
1.00*
–
–
100.0
100.0
100.0
100.0
100.0
88.8
US$1,000 Ore Reserve price used by Randgold Resources Limited (operating partner).
* Lower cut off for Marginal Ore is 1.00g/t with top cut off of 1.30g/t.
Inferred Mineral Resource in business plan
No planning or scheduling took place in areas classiﬁed as Inferred Mineral Resource.
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership number
Relevant experience
Mineral Resource
Rodney Quick*
SACNASP
400014/05
20 years
Ore Reserve
* Employed by Randgold Resources Limited.
93
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

LOCATION
Sadiola is situated in western Mali, 77km to the south of the regional capital of Kayes and about 440km north-west of the capital city of Bamako. The mine is 41% owned by AngloGold Ashanti, 41% by IAMGOLD Corporation and 18% by the Republic of Mali.
The mine has been in production and operated by AngloGold Ashanti since 1996. Current operations are focused on the mining of oxide material from the Fe4 and Tambali pits. Mining from the Sadiola main pit has stopped as the oxide Ore Reserve is depleted although this pit remains a key project in the extension of the LOM plan with the Sadiola Sulphide Project (SSP) awaiting board approval.
Ore is treated in a 4.8Mtpa CIP processing plant. The plant was originally designed to treat only soft oxide ore, but has been progressively adapted to include a blend of hard oxides as well as batch feeding of a sulphide ore blend. Any hard material making up the blends currently undergoes preconditioning through primary crushers.
The SSP aims to mine the underlying sulphide material in the Sadiola main pit and modify the existing oxide plant to process the sulphide ore. The modiﬁed plant will treat both sulphide stockpiles and then the run-of-mine sulphide material. This project will extend the life of Sadiola and leverage any further sulphide exploration successes in the region.
GEOLOGY
The Sadiola gold deposits are located within the Malian portion of the Keniéba-Kedougou Inlier, a major early Paleoproterozoic-
Birimian window along the northeast margin of the Kenema-Man shield. The deposits are in the north of the inlier and positioned in the Koﬁ Formation, just east of the Senegalo-Malian Shear Zone (SMS) terrane boundary. Regional metamorphism is of greenschist facies with amphibolites facies metamorphism observed in the contact aureoles around major intrusions.
The gold mineralisation in the Sadiola main pit is related to the interaction of the north-striking Sadiola Fracture Zone (SFZ) and a north-
northeast striking fault array. The SFZ follows the competency contrast between the brittle hangingwall greywacke and the ductile footwall marbles and is mineralised over a drilled strike length of approximately 2,500km. The stratigraphy is intruded by discontinuous diorite and quartz-feldspar porphyry dykes. Mineralisation occurs in all four rock types although most of the mineralisation is hosted in the footwall adjacent to the SFZ. The deposit has been intensely weathered to a maximum depth of two hundred metres.
The oxide Ore Reserve of the original Sadiola main pit is now fully depleted with the remaining ore below the current pit being part of the SSP.
The primary source of the oxide ore currently comes from two satellite areas. The FE3/FE4 complex is located approximately six kilometres southeast of the Sadiola mine and processing plant while the new Tambali Pit is two kilometres southwest of the plant.
Mineralisation at the FE3 deposit is hosted in marbles adjacent to the upper contact with carbon-rich pelites. Gold is associated with northeast-east striking faults and lens-shaped breccia zones that are broadly parallel to the northwest-trending stratigraphy. The FE4 deposit is located in an interbedded sandstone and pelite sequence with mineralisation predominantly hosted in breccia along a northeast-striking regional shear and several subsidiary north-northeast-trending faults.
At Tambali the mineralisation is associated with two sets of structures, orientated in a north-north-easterly (NNE) (dipping steeply south-
east) and north-westerly (NW) (dipping south-west). These structures are often related to thin tourmaline-quartz rich shears/veins or zones of (mostly NNE trending) quartz-feldspar porphyry intrusions that have undergone later shearing. A NW trending graphite rich brecciated boundary between south-westerly dipping sandstones (in the East) and metapelites (in the west) is also evident. Bedding parallel shearing is also indicated in some areas, possibly accounting for some of the westerly-dipping mineralised structures.
EXPLORATION
The exploration strategy at Sadiola is focused on the near-mine remaining oxide potential in the short term while ramping up exploration of sulphide mineralisation potential in the medium to long term. During 2013 work consisted of reconnaissance drilling of identiﬁed exploration oxide target areas while developing conceptual models of the sulphide controls.
During 2013 work was completed on a number of oxide targets in close proximity to the current pit areas of FE3/4 complex, Tambali and Sadiola as well as further away along known mineralised extensions. The S12 prospect returned exciting drilling results showing both oxide and sulphide potential within access of the FE3/4 complex infrastructure. The prospect is however situated adjacent to the existing tailing storage facility (TSF) and indications are that mining will impact on the integrity of the TSF. Inﬁll drilling was completed at the FN3 and Tambali deposits to improve conﬁdence in the Mineral Resource.
SADIOLA
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

Exploration targeting was enhanced with an updated regolith map and new geophysical interpretations that were produced during the year. Results from X-Ray ﬂuorescence analysis of drill sample pulps produced good lithological indicators which will be expanded in
2014 to supplement all other analysis to assist in reﬁning exploration targeting.
The Centre for Exploration Targeting (CET) from the University of Western Australia continued the research during the year. The purpose of the research is to determine the controls on the genesis, geometry and location of the Sadiola gold system in order to reﬁne targeting and optimise the current mining. This second year of the research programme focused on laboratory work related to geochronology, petrography and litho-geochemistry.
Although the Sadiola concession is considered a mature exploration area, potential remains for further oxide and sulphide discoveries.
A targeting workshop held in November 2013 identiﬁed areas for exploration in 2014 where the strategy remains focused on fast tracking oxide potential and methodically exploring for sulphides, subject to a pending decision on the future of the SSP.
PROJECTS
The SSP remains the only major AngloGold Ashanti project in Mali and is the focus for extension of the LOM plan. The project is being re-evaluated and optimised in light of the lower gold price.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
Sadiola Measured 25 x 25 –
–
– –
Indicated 25 x 25,
50 x 25
– – – –
Inferred 50 x 50 – – – –
Grade/Ore Control                5 x 10 – –
–
– –
95
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

SADIOLA
continued
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Sadiola
Category
million
g/t
Tonnes
Moz
FE2
Measured
–
–
–
–
Indicated
0.53
1.77
0.94
0.03
Inferred
0.03
1.75
0.06
0.00
Total
0.57
1.76
1.00
0.03
FE3
Measured
–
–
–
–
Indicated
1.40
2.23
3.12
0.10
Inferred
0.02
2.47
0.05
0.00
Total
1.42
2.23
3.17
0.10
FE4
Measured
–
–
–
–
Indicated
0.63
2.14
1.35
0.04
Inferred
0.00
2.14
0.00
0.00
Total
0.63
2.14
1.35
0.04
FN2
Measured
–
–
–
–
Indicated
0.12
1.44
0.18
0.01
Inferred
–
–
–
–
Total
0.12
1.44
0.18
0.01
FN3
Measured
–
–
–
–
Indicated
0.12
1.59
0.19
0.01
Inferred
0.11
1.69
0.18
0.01
Total
0.22
1.64
0.36
0.01
Total stockpiles
Measured
6.66
0.83
5.50
0.18
Indicated
1.59
2.29
3.64
0.12
Inferred
–
–
–
–
Total
8.25
1.11
9.14
0.29
Sekokoto
Measured
–
–
–
–
Indicated
0.25
1.59
0.40
0.01
Inferred
0.10
1.75
0.17
0.01
Total
0.35
1.63
0.57
0.02
Tambali South
Measured
–
–
–
–
Indicated
2.71
1.24
3.37
0.11
Inferred
0.09
1.15
0.11
0.00
Total
2.81
1.24
3.48
0.11
SSP (Oxides)
Measured
0.00
1.96
0.01
0.00
Indicated
0.44
1.45
0.64
0.02
Inferred
0.08
1.43
0.11
0.00
Total
0.52
1.45
0.75
0.02
SSP (Transitional)
Measured
–
–
–
–
Indicated
0.22
1.54
0.34
0.01
Inferred
0.28
1.57
0.44
0.01
Total
0.50
1.56
0.78
0.03
SSP (Sulphides)
Measured
0.00
4.84
0.02
0.00
Indicated
30.89
2.09
64.55
2.08
Inferred
5.42
2.04
11.04
0.35
Total
36.31
2.08
75.61
2.43
Sadiola
Total
51.69
1.86
96.38
3.10
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

SADIOLA
continued
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Sadiola
Category
million
g/t
Tonnes
Moz
Measured
5.08
0.74
3.77
0.12
Indicated
23.21
1.74
40.37
1.30
Inferred
6.13
1.98
12.16
0.39
Sadiola
Total
34.42
1.64
56.29
1.81
The Exclusive Mineral Resource is deﬁned as the part of the Mineral Resource that was not converted to Ore Reserve. For the Sadiola pits, the Exclusive Mineral Resource is deﬁned as follows:
•
the Mineral Resource that is outside the current Ore Reserve designs but inside the Mineral Resource shells;
•
the Inferred Mineral Resource; and
•
material below the Ore Reserve cut-off grade and above the Mineral Resource cut-off grade.
The Exclusive Mineral Resource gives an indication of the future potential of the deposit. This material could be converted to Ore
Reserve with an increase in the gold price and favourable costs. The Inferred Mineral Resource portion of the Mineral Resource within the Ore Reserve pit design will be converted to the Ore Reserve through grade control drilling. The low-grade ‘mineralised waste’
stockpiles that are currently below the marginal ore cut-off grade are also declared as Exclusive Mineral Resource as these stockpiles are currently not in the mining plan.
The Exclusive Mineral Resource includes three projects previously reported as Ore Reserve but were removed from the Ore Reserve
Statement because they are not economic at the lower business planning gold price: FN2 and FN3, FE2 and Tabakoto.
3.79
-0.09
-0.55
0.00
0.02
-0.07
-0.01
0.00
3.10
Ounces
(millions)
3.8
3.7
3.6
3.5
3.4
3.3
3.2
3.1
3.0
2.9
2012
Deple-
tion
Gold
price
Cost
Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
Sadiola
Mineral Resource reconciliation: 2012 to 2013
2.14 -0.13 -0.21 -0.28
0.00
0.00 -0.09 0.00
1.43
Ounces
(millions)
2.2
2.1
2.0
1.9
1.8
1.7
1.6
1.5
1.4
1.3
2012
Other
2013
Sadiola
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Sadiola
Category
million
g/t
Tonnes
Moz
FE4 Proved – – – –
Probable 0.18 2.71 0.48 0.02
Total 0.18 2.71 0.48 0.02
Total stockpiles Proved – – – –
Probable 2.64 1.11 2.92 0.09
Total 2.64 1.11 2.92 0.09
Tambali South Proved – – – –
Probable 1.05 1.49 1.57 0.05
Total 1.05 1.49 1.57 0.05
SSP (Oxides) Proved – – – –
Probable 0.34 1.35 0.46 0.01
Total 0.34 1.35 0.46 0.01
SSP (Transitional) Proved – – – –
Probable 0.11 1.79 0.20 0.01
Total 0.11 1.79 0.20 0.01
SSP (Sulphides) Proved – – – –
Probable 18.80 2.07 38.89 1.25
Total 18.80 2.07 38.89 1.25
Sadiola Total 23.13 1.93 44.53 1.43
Ore Reserve modifying factors
as at 31 December 2013
Sadiola
Gold
price
US$/oz
Cut-off
value
g/t Au
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
FE4 1,100 1.00 –1.70 3.1 0.07 100.0 100.0 97.3 97.0 100.0 94.0
#
SSP (Oxides) 1,100 1.00 –1.65 3.4 0.08 100.0 100.0 97.3 96.7 100.0 94.0
#
Tambali South 1,100 1.00 –1.65 1.9 0.03 100.0 100.0 96.0 98.2 100.0 94.0
#
SSP (Sulphides) 1,100 1.00 –1.65 3.4 0.08 100.0 100.0 97.3 96.7 100.0 76.0**
SSP (Transitional) 1,100 1.00 –1.65 3.4 0.08 100.0 100.0 97.3 96.7 100.0 85.0*
#
The Metallurgical recovery listed is for Saprolitic Oxide, included in the Ore Reserve.
** The Metallurgical recovery listed is for Hard Sulphide, included in the Ore Reserve.
* The Metallurgical recovery listed is for Transitional, included in the Ore Reserve.
99
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

SADIOLA
continued
Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Sadiola
Tonnes Moz
Comment
FE4
0.00
1.50
0.00
0.00
_
Tambali South
0.02
1.17
0.02
0.00
_
Total
0.02
1.19
0.02
0.00
The plant feed of the ﬁnal LOM pit designs includes Inferred Mineral Resource which has been included in the ﬁnal schedule. The tonnage of the Inferred Mineral Resource Included in the LOM is less than one percent of the total LOM ore tonnage.
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Geoffrey H.
Gushée
MAusIMM
207 957
25 years
BA (Geology)
GDE (Mining Engineering) WITS
MEng (Mineral Resource Management)
Ore Reserve
Andrew Bridges
MAusIMM
300 976
16 years
BSc (Hons) Mining Engineering
0.0
0.3   0.4   0.5   0.6   0.7   0.8   0.9   1.0   1.1   1.2   1.3   1.4   1.5
0.1 0.2
Tonnes above
cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
250
200
150
100
50
0
Tonnes above cut-off
Ave grade above cut-off
Sadiola
Grade tonnage curve – Surface (metric)
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

LOCATION
Yatela mine is situated 25km north of Sadiola, approximately 50km southwest of Kayes. The mine is 40% owned by AngloGold
Ashanti, 40% by IAMGOLD Corporation and 20% by the Republic of Mali. Yatela is a mature open pit operation which has been operated by AngloGold Ashanti since 2000 and is now operating in closure mode with mining activities from the pits completed in
September 2013. The Yatela mine is currently processing stockpile material and re-treating the heap leach pads. This material is expected to provide feed to the processing plant through 2015.
Ore is processed through a three million tonnes per annum heap leach plant that was commissioned in 2000. The pregnant liquor pond for gold recovery uses the carbon-in-solution (CIS) process, with loaded carbon being sent to Sadiola for elution, regeneration, electro-winning and smelting.
GEOLOGY
The Yatela mine comprises the Yatela and Alamoutala deposits located in northwest Mali within the Keniéba-Kedougou Inlier, a major
Paleoproterozoic- Birimian inlier along the northeast margin of the Kenema-Man shield. The Yatela deposit is located in the north of the inlier and is hosted in sedimentary rocks of the Koﬁ Formation, which have been intruded by numerous felsic to intermediate intrusives.
The sedimentary rocks consist of ﬁne-grained greywackes, pelites and impure limestones with minor tuffs and acid volcanics. The primary gold mineralisation is hosted along a sheared contact between predominantly dolomitic carbonate rocks of the Koﬁ Formation to the west and a dioritic intrusion to the east. The secondary mineralisation was concentrated to economic grades through dissolution of the carbonate and subsequent concentration of the gold by eluvial processes and supergene enrichment.
Karst development at Yatela has formed deep pot-holes, collectively named the Yatela Basin, which were gradually ﬁlled by sandstones and conglomerates during peneplanation of the Proterozoic rocks. Chaotic collapse during karstiﬁcation, coupled with the inﬁll sediments resulted in the deposit being hosted in a melange-type of rocks made up of sedimentary rocks and dissolution residues.
Gold is disseminated in the unconsolidated ferruginous, clastic layer with sandy-clayey matrix that lines the bottom and walls of a deep trough with steep margins. The karst margin dips steeply on the west wall and more gently to the west on the east wall, following a keel-like geometry with tight closure on the folded diorite towards the south. The supergene enrichment of low-grade primary gold mineralisation associated with the karstiﬁcation is the most important geological feature to the economics of the Yatela deposit.
YATELA
101
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

The geology of the Alamoutala deposits comprises north-trending clastic metasediments and calcitic marbles which were intruded by a coarse-grained to porphyritic granodiorite. In the Alamoutala pits, the gold mineralisation is hosted in saprolitised (skarn altered)
marbles and karstic rocks in the northwest. The strong mineralisation occurs proximal to the intermittently sheared and fractured contact, named the Alamoutala Fracture Zone, between the clastic and east carbonate units. Weaker or narrow mineralisation occurs along the contact between the clastics and the western carbonate. The Alamoutala deposits are mined out. Primary mineralisation at Alamoutala has invariably between classiﬁed as being skarn type possible driven by the granodiorite or a deeper seated intrusion.
EXPLORATION
An aggressive four-year oxide exploration drilling programme was completed at the end of January 2013 which resulted in four targets being identiﬁed for follow up. The targets were inﬁll drilled and evaluated with the results being: Yatela North East – optimisation shows it is not economic at the planning Ore Reserve price; KW18 - Mineral Resource is small; Alamoutala North Extension – sub-economic at the planning Ore Reserve price; and Dinnguilou - the deposit is small, low grade and far from the processing plant.
The results of the exploration programme were submitted to a peer review in May 2013 to ensure the programmes were adequate to realise any undiscovered potential on the concession. Geochemical, geophysical, mapping and drilling data were reviewed and the conclusion was that the level of completed work was sufﬁcient to test the concession and indicate that major undiscovered mineralised zones were unlikely in those areas.
An asset close-out programme is in progress that will summarise the gold mineralisation remaining on the concession after closure and catalogue exploration and mine geology data and information. The results from research by University of Western Australia’s
Centre for Exploration Targeting will be used to assist in conceptual modelling of the sulphide potential to be included in the closure document.
PROJECTS
No projects are planned on the Yatela concession. The main focus at Yatela is implementing the closure plan and processing the remaining stockpiles while extracting additional value from the heap leach pads.
MINERAL RESOURCE
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Yatela
Category
million
g/t
Tonnes
Moz
Total stockpiles
Measured
0.35
0.54
0.19
0.01
Indicated
–
–
–
–
Inferred
–
–
–
–
Yatela
Total
0.35
0.54
0.19
0.01
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Yatela
Category
million
g/t
Tonnes
Moz
Measured
0.35
0.54
0.19
0.01
Indicated
–
–
–
–
Inferred
–
–
–
–
Yatela
Total
0.35
0.54
0.19
0.01
YATELA
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

0.09
-0.01
-0.07
0.00
0.00
0.00
0.00
0.00
0.01
Ounces
(millions)
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0.00
2012
Deple-
tion
Gold
price
Cost
Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
Yatela
Mineral Resource reconciliation: 2012 to 2013
0.03 -0.01 0.00 -0.02 0.00 0.00 0.00 0.00
0.00
Ounces
(millions)
0.035
0.030
0.025
0.020
0.015
0.010
0.005
0.000
2012
Other
2013
Yatela
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
ORE RESERVE
No Ore Reserve is declared for the Yatela operation for 2013.
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Geoffrey H.
Gushée
MAusIMM
207 957
25 years
BA (Geology)
GDE (Mining Engineering) WITS
MEng (Mineral Resource Management)
Ore Reserve
Andrew Bridges
MAusIMM
300 976
16 years
BSc (Hons) Mining Engineering
103
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

COUNTRY OVERVIEW
Navachab gold mine, AngloGold Ashanti’s sole operation in Namibia, is wholly owned by the company. It is currently the only signiﬁcant gold mining operation in Namibia.
MINERAL RESOURCE ESTIMATION
Mineral Resource estimation is performed using geostatistical techniques. Grade interpolation is done into blocks with approximate dimensions of 20m x 20m x 5m using Ordinary Kriging and Indicator Kriging methods. A geostatistical technique called UC is then used to estimate the proportion of ore that occurs above the Mineral Resource cut-off and this is reported assuming a speciﬁed selective mining unit (SMU).
ORE RESERVE ESTIMATION
Optimised pit shells are generated using economic parameters. The ﬁnal pits are then designed based on the optimised pit shell, recommended slope geometry, ramp access requirements and economic assumptions. The mine design is used as the basis to estimate the Ore Reserve.
NAMIBIA
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

LOCATION
Navachab Gold Mine started out as a geochemical anomaly for copper, but in 1981 gold was discovered on the neighbouring farm
Krantzberg. Gold was discovered on the Navachab farm in 1984 and the ﬁrst holes were drilled on the prospect in June 1985. The feasibility study for the proposed gold mine was completed in July 1987 and production started in October 1989 with full production being achieved in March 1990. Navachab is located 10km southwest of Karibib and 170km west-northwest of Windhoek, the capital of
Namibia. Navachab is mined as an open-pit mine with a CIP plant that has a production capacity of 120,000 tonnes per month (tpm). The plant includes mills, CIP and electro-winning facilities. A dense-media separation (DMS) plant with a 200 tonnes per hour (tph) capacity was commissioned during 2010 and a portion of the CIP feed comes from this pre-concentration plant.
GEOLOGY
The Navachab gold deposit is located in the Pan-African Damara Orogen and hosted by greenschist-amphibolite facies calc-silicates, marbles and volcaniclastic rocks. The rocks have been intruded by granite, pegmatite and aplitic dykes and have also been deformed into a series of alternating dome and basin-like structures.
The mineralisation at Navachab forms a sheet-like body which plunges at an angle of approximately 20° to the northwest. The mineralisation is predominantly hosted in a sheeted quartz vein set (approximately 60% of tonnage) and a replacement skarn
(approximately 40% of tonnage). The mineralisation in the main pit is hosted by a northeast to southwest striking metamorphosed sequence of calc-silicates, marbles and volcaniclastic rocks that dip at 70° to the west. The gold is very ﬁne-grained and associated with pyrrhotite and minor amounts of pyrite, chalcopyrite, arsenopyrite, sphalerite, maldonite and bismuthinite. An estimated 90% of the gold occurs as free gold and the remainder is present in minerals such as maldonite (Au2Bi). Silver is also present with a gold to silver ratio of approximately 15 to 1.
EXPLORATION
The exploration strategy at Navachab’s main deposit is to evaluate the shallow mineralisation in the NP2 pit (located adjacent to the main pit) where a second vein swarm plunges down to 250m below surface. Drilling during the year has conﬁrmed the down- plunge extension of this mineralisation and this near-surface mineralisation will assist in unlocking deeper footwall mineralisation for further exploitation down to 350m below surface. Drilling during the year has inﬁlled mineralisation information gaps and conﬁrmed the footwall down-plunge extension.
Drilling during the next four years will focus on exploration of the satellite deposits to ﬁnd near-surface, high-grade ‘Grid A’ type mineralisation to displace low-grade plant feed during stripping of the main deposit extensions. Current satellite target areas are
Anomaly 16, Gecko, Steenbok, Starling and Klipspringer.
PROJECTS
Exploration of the Gecko target has produced a shallow, high-grade Mineral Resource containing 0.04 Moz. This mineralisation can be used to supplement the low production years. Exploration of the Anomaly 16 target, which is approximately 7km from the plant, has produced a lower-grade Mineral Resource of approximately 0.127 Moz with the potential to grow signiﬁcantly. The Mineral Resource for Anomaly 16 is currently situated in the Valley target area, whilst the Central and Beacon target areas are yet to be explored.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
Navachab Measured 5 x 10,
10 x 10
– –
–
– –
Indicated 25 x 25 – – – –
Inferred 50 x 50 – – – –
Grade/Ore Control                5 x 10
– –
–
– –
NAVACHAB
105
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Navachab
Category
million
g/t
Tonnes
Moz
Anomaly 16
Measured
–
–
–
–
Indicated
1.70
1.36
2.33
0.07
Inferred
1.22
1.33
1.62
0.05
Total
2.92
1.35
3.95
0.13
Gecko
Measured
–
–
–
–
Indicated
0.51
1.56
0.80
0.03
Inferred
0.30
1.40
0.42
0.01
Total
0.81
1.50
1.22
0.04
Main pit (Anomaly 13)
Measured
–
–
–
–
Indicated
72.82
1.31
95.44
3.07
Inferred
5.31
1.24
6.57
0.21
Total
78.13
1.31
102.01
3.28
Stockpile (Marginal Ore)
Measured
9.39
0.53
4.95
0.16
Indicated
–
–
–
–
Inferred
–
–
–
–
Total
9.39
0.53
4.95
0.16
Stockpile (Full Grade Ore)
Measured
12.71
0.74
9.44
0.30
Indicated
–
–
–
–
Inferred
–
–
–
–
Total
12.71
0.74
9.44
0.30
Navachab
Total
103.96
1.17
121.57
3.91
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Navachab
Category
million
g/t
Tonnes
Moz
Measured
7.29
0.52
3.80
0.12
Indicated
40.72
1.15
46.72
1.50
Inferred
6.83
1.26
8.61
0.28
Navachab
Total
54.84
1.08
59.13
1.90
The main pit contains the largest portion (1.629 Moz) of the Exclusive Mineral Resource. Approximately 0.12 Moz of the Exclusive
Mineral Resource is hosted in the marginal ore stockpiles at a grade of 0.52 g/t and the intention is to bring the gold to account through pre-concentration (using the DMS plant) in the future. The remainder of the Exclusive Mineral Resource is from Anomaly 16
(0.13 Moz) and Gecko (0.02 Moz).
4.41 -0.10 -0.07 -0.28 0.05 0.07 -0.16 0.00
3.91
Ounces
 (millions)
4.45
4.35
4.25
4.15
4.05
3.95
3.85
2012 Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other Acquisition/
Disposal
2013
Navachab
Mineral Resource reconciliation: 2012 to 2013
2.10 -0.09 0.06 -0.13 0.00 -0.02 0.00 0.00
1.92
Ounces
(millions)
2012 Other
2013
Navachab
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
2.12
2.08
2.04
2.00
1.96
1.92
1.88
NAVACHAB
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Navachab
Category
million
g/t
Tonnes
Moz
Gecko Proved – – – –
Probable 0.44 1.18 0.51 0.02
Total 0.44 1.18 0.51 0.02
Main pit (Anomaly 13) Proved – – – –
Probable 32.64 1.52 49.48 1.59
Total 32.64 1.52 49.48 1.59
Stockpile (Marginal Ore) Proved – – – –
Probable 0.95 0.55 0.52 0.02
Total 0.95 0.55 0.52 0.02
Stockpile (Full Grade Ore) Proved – – – –
Probable 12.31 0.74 9.13 0.29
Total 12.31 0.74 9.13 0.29
Navachab Total 46.34 1.29 59.65 1.92
Ore Reserve modifying factors
as at 31 December 2013
Navachab
Gold
price
US$/oz
$/ZAR
Exchange
rate
Cut-off
value
g/t Au
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Gecko 1,100 10.53 0.49 – – 100.0 100.0 100.0 100.0 100.0 88.6*
Main pit (Anomaly 13) 1,100 10.53 0.75 – – 100.0 100.0 100.0 100.0 100.0 88.6*
Stockpile (Full Grade
Ore) 1,100 10.53 0.4 – – 100.0 100.0 100.0 100.0 100.0 88.6*
Stockpile (Marginal
Ore) 1,100 10.53 0.4 – – 100.0 100.0 100.0 100.0 100.0 88.6*
* Average LOM % MetRF.
Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Navachab
Tonnes Moz
Comments
Gecko 0.07 0.62 0.04 0.00 _
Main pit (Anomaly 13) 0.85 1.19 1.01 0.03 _
Total 0.92 1.15 1.05 0.03
The Inferred Mineral Resource was used in the pit optimisation process and is present in the designed pits and in the LOM schedule.
107
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Graham Bell
MAusIMM
306 709
14 years
BSc (Geology)
BSc (Hons) Geological Engineering
Ore Reserve
George Botshiwe                MAusIMM
229 475
13 years
BSc (Hons) Mining Engineering
GDE (Mining Engineering) WITS
0.00
0.50
0.25
1.00
1.25 1.50 1.75
0.75
2.00
2.50 2.75 3.00
2.25
Tonnes above
cut-off (millions)
Average
grade
above
cut-off (g/t)
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
500
450
400
300
250
200
150
100
50
0
Tonnes above cut-off
Ave grade above cut-off
Navachab
Grade tonnage curve – Surface (metric)
Cut-off grade (g/t)
NAVACHAB
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

COUNTRY OVERVIEW
Geita is the largest of AngloGold Ashanti’s seven open-pit mines in Africa. Prior to April 2004, Geita was managed under a joint venture agreement between Ashanti and AngloGold. Since the merger of the two companies, Geita is a wholly-owned subsidiary of AngloGold Ashanti.
MINERAL RESOURCE ESTIMATION
The mineralisation boundaries for the individual deposits are deﬁned from the detailed logging of all geological drill holes. This information is validated and then used to create a 3D model. The geological model is subsequently populated with an appropriately dimensioned block model. Ordinary Kriging is used to interpolate values into the blocks. A geostatistical technique called UC is used to estimate the proportion of ore that occurs above the Mineral Resource cut-off and this is then reported assuming a speciﬁed selective mining unit (SMU). The Mineral Resource is reported within a US$1,600/oz optimised pit shell and above the calculated mineralised waste cut-off grade per pit. Stockpiled material above mineralised waste cut-off grade is included in the Mineral Resource.
ORE RESERVE ESTIMATION
The Mineral Resource models are used as the basis for Ore Reserve estimation. Modifying factors include the input gold Ore
Reserve price, mining dilution and recovery, geotechnical, stay in business capital, operating costs, metallurgical recovery, processing capacity, and mining equipment capacities. Appropriate Ore Reserve cut-off grades are applied and optimised pit shells are generated. Pit designs are then done on selected shells upon which mine scheduling is done. An Ore Reserve gold price of US$1,100/oz was used.
TANZANIA
109
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

LOCATION
The Geita Gold Mine (GGM) is located approximately 910km from Dar es Salaam in the Lake Zone of northern Tanzania, with the mine lease situated within the Archaean Sukumaland Greenstone Belt of the Lake Victoria goldﬁelds. The mining licence (SML45/99) covers approximately 196km2 while the other prospecting licences cover about 120km2. Other gold mines hosted in this greenstone belt include Golden Pride, Bulyanhulu, Tulawaka, Buzwagi and North Mara. The geological setting is considered to be one of the world’s most-productive Archaean Greenstone belts.
Mining at Geita is currently undertaken by conventional truck and shovel open-pit mining method on three active pits (Nyankanga,
Geita Hill and Star & Comet). However, some underground mining potential exists and early stage studies are underway.
GEOLOGY
The Geita Greenstone belt forms part of the Archaean Sukumaland, which strikes east-west, is 60km in length and up to 15km wide. The Geita terrain is comprised of upper- to mid-Nyanzian greenschist facies units, made up of clastic sediments, black shales, banded iron formation and volcaniclastics. These have been intruded by a variety of felsic to maﬁc intrusive bodies, dykes and sills.
Supracrustal rocks of variable thickness are locally estimated to be at least 500m thick and are generally underlain by intrusive complexes.
Within GGM tenure, the NW trending deformation corridors divide the Geita Greenstone Trend into three distinct sub-terrains, namely
Nyamulilima Terrain in the west (hosting the Star and Comet, Ridge 8 and Roberts deposits), Geita Terrain in the central part (hosting the Nyankanga, Geita Hill, Lone Cone and Chipaka deposits) and Kukuluma Terrain to the northeast (hosting the Matandani, Kukuluma and Area 3 West deposits). Approximately 78% of the Mineral Resource is situated in the Geita sub-terrain, with 16% in Nyamulilima and 6% in Kukuluma Terrain.
Like other greenstone sequences the Geita Greenstone Belt has been through a protracted history of deformation, which resulted in a property-scale, multiphase, box-shaped synformal conﬁguration, with ‘limbs’ trending west-northwest and dipping mostly steeply, connected by a northeast trending ‘hinge zone’ dipping moderately to northwest. This large-scale architecture conceals both prior and post-deformation events, either as older folding systems, or younger shear arrays developing sub-parallel to the spatial position of rock packages along its ‘hinge and limb’ zones. The Geita Terrain comprises mostly the northeasterly ‘hinge’ zone. To the west, the Nyamulilima Terrain is mostly underlain by a semi-circular structure surrounding intrusive centers, and internally encompasses fold and fault systems of variable scale which may locally control gold mineralisation. The Kukuluma Terrain, to the northeast, trends also west-northwesterly, with sub-vertical limbs being dominant over compressed, multiphase hinge zones. Regional north-northeasterly structures hosting Proterozoic gabbro dykes are also conspicuous geological features in the area.
EXPLORATION
The year 2013 saw exploration focusing on target consolidation exercises and improving geological knowledge on known deposits, particularly the active Nyankanga, Geita Hill and Star & Comet open pits. Drilling programmes focused on inﬁll drilling in active open pits as well as their respective extensions (Nyankanga Deeps; Star & Comet Deeps; and Matandani). Limited early stage drilling programmes were undertaken to test exploration targets. The inﬁll drilling campaigns were designed to increase the conﬁdence of the
Geita Mineral Resource so as to allow for conversion of the Mineral Resource to Ore Reserve.
Signiﬁcant progress was made in understanding the geological setting and controls of gold mineralisation at the Nyankanga, Geita
Hill, Nyamulilima and Kukuluma domains. Geology simulations are in the process of being generated and reﬁned to increase their predictive abilities and to, as much as possible, mimic reality.
PROJECTS
GGM’s exploration strategy included three major projects, namely Nyankanga Underground, Refractory Ore Projects and deep drilling at Nyankanga and Star & Comet. During 2013 drilling programmes were undertaken to test the continuity of Nyankanga and Star
& Comet deposits at depth, as well as the extensions of known deposits in the Kukuluma Terrane at Matandani. Both deep-drilling programmes were cut short as cut-backs on exploration budgets were necessitated by unfavourable commodity prices and a group-
wide cash conservation exercise.
GEITA
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

In 2013 the Nyankanga underground project was the most advanced of the potential underground projects that GGM was looking at.
This project was at pre-feasibility stage when it was halted due to cutbacks in capital spending. In the meantime, GGM will proceed with low-cost desktop and conceptual studies on all deposits that have potential for underground mining. The refractory ore project had two elements namely the exploration aimed at increasing the Mineral Resource and the metallurgical test work. An optimal ﬂow-
sheet is still to be identiﬁed and developed for the treatment of the refractory ore material.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
Geita Measured – – –
–
– –
Indicated 20 x 20,
40 x 20,
40 x 40,
50 x 50
– – – 20x20 as optimal, 40x40 is
the lower limit, inﬁll drilling
has incurred to 20x20m
and to 40x20m.
Inferred 40 x 40,
80 x 40
– – – Classiﬁcation study
revealed optimal spacing.
Grade/Ore Control                5 x 10,
10 x 5
– –
–
– Depths vary from 10 to
30m for routine grade
control drilling.
111
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Geita
Category
million
g/t
Tonnes
Moz
Area 3 West Oxide
Measured
–
–
–
–
Indicated
1.06
2.31
2.45
0.08
Inferred
0.02
1.31
0.02
0.00
Total
1.08
2.29
2.47
0.08
Area 3 West (Refractory Ore)
Measured
–
–
–
–
Indicated
0.11
3.53
0.39
0.01
Inferred
–
–
–
–
Total
0.11
3.53
0.39
0.01
Chipaka
Measured
–
–
–
–
Indicated
1.33
1.75
2.32
0.07
Inferred
2.15
1.98
4.26
0.14
Total
3.48
1.89
6.58
0.21
Geita Hill (Open Pit)
Measured
–
–
–
–
Indicated
15.03
2.74
41.13
1.32
Inferred
0.73
2.26
1.64
0.05
Total
15.76
2.71
42.77
1.37
Geita Hill (Underground)
Measured
–
–
–
–
Indicated
4.79
4.27
20.45
0.66
Inferred
4.27
4.32
18.46
0.59
Total
9.07
4.29
38.91
1.25
Kalondwa Hill
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
1.07
3.34
3.58
0.12
Total
1.07
3.34
3.58
0.12
Kukuluma (Non-Refractory Ore)
Measured
–
–
–
–
Indicated
0.11
2.92
0.31
0.01
Inferred
–
–
–
–
Total
0.11
2.92
0.31
0.01
Kukuluma (Refractory Ore)
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
1.37
4.00
5.46
0.18
Total
1.37
4.00
5.46
0.18
Lone Cone
Measured
–
–
–
–
Indicated
2.48
2.45
6.09
0.20
Inferred
1.99
2.43
4.83
0.16
Total
4.47
2.44
10.92
0.35
Matandani (Non-Refractory Ore)
Measured
–
–
–
–
Indicated
1.18
2.26
2.68
0.09
Inferred
0.00
8.66
0.03
0.00
Total
1.19
2.28
2.71
0.09
Matandani (Refractory Ore)
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
2.04
4.41
9.00
0.29
Total
2.04
4.41
9.00
0.29
Nyankanga (Open Pit) Cut 6
Measured
–
–
–
–
Indicated
0.15
3.92
0.57
0.02
Inferred
0.07
1.52
0.10
0.00
Total
0.21
3.17
0.68
0.02
GEITA
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

Inclusive Mineral Resource continued
as at 31 December 2013
Tonnes
Grade
Contained gold
Geita
Category
million
g/t
Tonnes
Moz
Nyankanga (Open Pit) Cut 7
Measured
–
–
–
–
Indicated
9.88
4.04
39.89
1.28
Inferred
1.25
2.08
2.59
0.08
Total
11.13
3.82
42.48
1.37
Nyankanga (Open Pit) Cut 8
Measured
–
–
–
–
Indicated
8.35
4.89
40.85
1.31
Inferred
5.01
1.80
9.01
0.29
Total
13.36
3.73
49.86
1.60
Nyankanga (Open Pit) Cut 11
Measured
–
–
–
–
Indicated
1.25
5.77
7.22
0.23
Inferred
0.40
2.88
1.15
0.04
Total
1.65
5.07
8.37
0.27
Nyankanga Others
Measured
–
–
–
–
Indicated
0.45
2.86
1.30
0.04
Inferred
4.31
2.48
10.69
0.34
Total
4.76
2.52
11.99
0.39
Nyankanga (Underground)
Measured
–
–
–
–
Indicated
2.55
5.33
13.57
0.44
Inferred
1.78
5.02
8.95
0.29
Total
4.33
5.20
22.53
0.72
Ridge 8 (Open Pit)
Measured
–
–
–
–
Indicated
2.96
1.98
5.87
0.19
Inferred
0.08
1.38
0.11
0.00
Total
3.04
1.97
5.98
0.19
Ridge 8 (Underground)
Measured
–
–
–
–
Indicated
1.55
4.25
6.59
0.21
Inferred
2.78
4.30
11.94
0.38
Total
4.33
4.28
18.52
0.60
Roberts
Measured
–
–
–
–
Indicated
8.88
1.57
13.95
0.45
Inferred
0.33
4.03
1.32
0.04
Total
9.20
1.66
15.27
0.49
Star and Comet
Measured
–
–
–
–
Indicated
2.92
3.53
10.30
0.33
Inferred
1.75
3.56
6.21
0.20
Total
4.67
3.54
16.51
0.53
Stockpile (Full Grade Ore)
Measured
–
–
–
–
Indicated
3.81
1.80
6.86
0.22
Inferred
–
–
–
–
Total
3.81
1.80
6.86
0.22
Stockpile (Marginal Ore)
Measured
–
–
–
–
Indicated
9.08
0.88
7.94
0.26
Inferred
–
–
–
–
Total
9.08
0.88
7.94
0.26
Stockpile (Refractory Ore)
Measured
–
–
–
–
Indicated
0.56
2.80
1.57
0.05
Inferred
–
–
–
–
Total
0.56
2.80
1.57
0.05
Geita
Total
109.87
3.02
331.66
10.66
113
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Geita
Category
million
g/t
Tonnes
Moz
Measured
–
–
–
–
Indicated
48.23
2.43
117.00
3.76
Inferred
31.38
3.17
99.35
3.19
Geita
Total
79.61
2.72
216.35
6.96
The Exclusive Mineral Resource at Geita includes the underground Mineral Resource plus additional material that occurs predominantly between the Ore Reserve pit shell and the Mineral Resource pit shell (at a gold price of US$1,600/oz). This material is not economic to mine at the current Ore Reserve gold price and forms potential extensions to the current LOM in an elevated gold price environment.
A signiﬁcant portion of this material is in the Inferred Mineral Resource category (including 0.27Moz within the Ore Reserve Pit shell)
and inﬁll drilling programmes are planned to upgrade potentially economic areas to Indicated Mineral Resource.
In instances where the mineralisation extends down-dip, below the current LOM design pit shell and where it could potentially be economically exploited by underground mining methods, a 35m crown pillar forms part of the Exclusive Mineral Resource below the open pit limits. This material is not planned to be mined.
Mineral Resource below infrastructure
as at 31 December 2013
Tonnes
Grade
Contained gold
Geita
Category
million
g/t
Tonnes
Moz
Measured
–
–
–
–
Indicated
8.89
4.57
40.61
1.31
Inferred
8.83
4.45
39.35
1.27
Geita
Total
17.72
4.51
79.96
2.57
12.28
-0.62
-1.61
-0.41
0.23
0.82
-0.03
0.00
10.66
Ounces
 (millions)
12.5
12.0
11.5
11.0
10.5
10.0
9.5
9.0
2012
Deple-
tion
Gold
price
Cost
Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
Geita
Mineral Resource reconciliation: 2012 to 2013
5.42 -0.50 0.46 -2.00
0.00
0.51 0.00 0.00
3.90
Ounces
 (millions)
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2012
Other
2013
Geita
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
GEITA
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Geita
Category
million
g/t
Tonnes
Moz
Geita Hill (Open pit) Proved – – – –
Probable 10.53 2.82 29.68 0.95
Total 10.53 2.82 29.68 0.95
Nyankanga (Open pit) Cut 7 Proved – – – –
Probable 9.06 4.31 39.06 1.26
Total 9.06 4.31 39.06 1.26
Nyankanga (Open pit) Cut 8 Proved – – – –
Probable 5.29 5.79 30.62 0.98
Total 5.29 5.79 30.62 0.98
Nyankanga (Open pit) Cut 11 Proved – – – –
Probable 1.18 6.03 7.10 0.23
Total 1.18 6.03 7.10 0.23
Star and Comet Proved – – – –
Probable 0.39 5.12 1.99 0.06
Total 0.39 5.12 1.99 0.06
Stockpile (Full Grade Ore) Proved – – – –
Probable 3.81 1.80 6.86 0.22
Total 3.81 1.80 6.86 0.22
Stockpile (Marginal Ore) Proved – – – –
Probable 6.67 0.89 5.97 0.19
Total 6.67 0.89 5.97 0.19
Geita Total 36.92 3.28 121.29 3.90
115
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

GEITA
continued
Ore Reserve modifying factors
as at 31 December 2013
Geita
Gold
price
US$/oz
Cut-off
value
g/t Au
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Nyankanga (Open pit)
Cut 6, 7, 8, 9, 10, 11 and
Nyankanga Others
1,100
1.23
–
–
100.0
100.0
105.0
95.0
100.0
92.7
Geita Hill (Open pit)
1,100
1.28
–
–
100.0
100.0
105.0
95.0
100.0
89.6
Star and Comet
1,100
1.39
–
–
105.0
95.0
105.0
95.0
100.0
91.0
Stockpile (Full Grade Ore) *
1,100
1.27
–
–
100.0
100.0
100.0
100.0
100.0
91.0
Stockpile (Marginal Ore) *
1,100
0.94
–
–
100.0
100.0
100.0
100.0
100.0
91.3
Dilution included in MRF.
* Stockpile (Full Grade and Marginal Ore) = Average factors among Nyankanga, Geita Hill and Star and Comet.
Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Geita
Tonnes Moz
Comment
Geita Hill (Open pit)
0.45
2.01
0.90
0.03
Within Geita Hill West and East pit design
Nyankanga (Open pit) Cut 7
1.21
2.01
2.43
0.08
Within pit design
Nyankanga (Open pit) Cut 8
2.05
1.96
4.02
0.13
Nyankanga (Open pit) Cut 11
0.38
3.00
1.13
0.04
Star and Comet
0.01
1.73
0.01
0.00
Total
4.08
2.08
8.48
0.27
No Inferred Mineral Resource is included in the pit optimisation exercise. Although it does not contribute to the economic assessment of the optimised pit (it is deactivated during the optimisation runs), it is present within the ﬁnal pit shell as Exclusive Resource.
Ore Reserve below infrastructure
There is no Ore Reserve reported below infrastructure.
}
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Steven Robins
MAusIMM
222 533
18 years
BSc Hons (Geology)
MSc (Mineral Resource Evaluation)
Ore Reserve
Jasper
Musadaidzwa
MAusIMM
991 333
16 years
BEng (Hons) (Mining)
GDE (Mineral Economics) WITS
MBA
Oblique view looking down-dip of Star and Comet orebody
0 2 1 4 3 5 7 8 6
Tonnes above
cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
13
12
11
10
9
8
7
6
5
4
3
2
80
70
60
50
40
30
20
10
0
Tonnes above cut-off Ave grade above cut-off
Geita
Grade tonnage curve – Surface (metric)
0 1 2 3 4 5 6 7 8 9
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
14
12
10
8
6
4
2
0
55
50
45
40
35
30
25
20
15
10
5
0
Tonnes above cut-off Ave grade above cut-off
Geita
Grade tonnage curve – Underground (metric)
117
CONTINENTAL AFRICA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

AUSTRALASIA
SECTION
FOUR
P118-131
AngloGold Ashanti’s Australasian
assets comprise Sunrise Dam and the
70%-owned Tropicana gold mine.
AU
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

AngloGold Ashanti operates two mines in Western Australia: Sunrise Dam and the new Tropicana gold mine, along with joint venture partner Independence Group Ltd., who holds a 30% stake. Tropicana, a greenﬁelds discovery made by AngloGold Ashanti, commenced production during 2013, with the ﬁrst gold bar poured on September 26th . AngloGold Ashanti is managing the Tropicana project along with a large regional exploration programme that covers some 10,833km2 of tenements along a 350km strike length, considered one of the most prospective regions for new gold discoveries in Australia.
As at 31 December 2013, the total attributable Mineral Resource (inclusive of the Ore Reserve) for the Australia region was 8.63Moz
(2012: 8.34Moz) and the attributable Ore Reserve, 3.81Moz (2012: 3.91Moz). Sunrise Dam accounted for 37% and Tropicana 63%
of the region’s Mineral Resource, and Australasia accounted for around 3.7% and 5.6% of the group’s Mineral Resource and Ore
Reserve respectively.
Production from Australasia was steady at 342,000 ounces in 2013, equivalent to 8% of group production.
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Australasia
Category
million
g/t
Tonnes
Moz
Measured
35.57
1.65
58.87
1.89
Indicated
70.92
2.10
148.71
4.78
Inferred
20.05
3.04
60.92
1.96
Total
126.54
2.12
268.51
8.63
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Australasia
Category
million
g/t
Tonnes
Moz
Measured
3.21
0.87
2.80
0.09
Indicated
43.29
1.97
85.30
2.74
Inferred
20.05
3.04
60.92
1.96
Total
66.55
2.24
149.02
4.79
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Australasia
Category
million
g/t
Tonnes
Moz
Proved
32.37
1.73
56.08
1.80
Probable
27.16
2.30
62.33
2.00
Total
59.53
1.99
118.41
3.81
OVERVIEW

Moz
7
6
5
4
3
2
1
0
December 2012 December 2013
Australia
Inclusive Mineral Resource – attributable
Per operation/project

Moz
December 2012 December 2013
Australia
Ore Reserve – attributable
Per operation/project
7
6
5
4
3
2
1
0
119
AUSTRALASIA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

AUSTRALIA
COUNTRY OVERVIEW
Sunrise Dam was acquired by AngloGold Ashanti at the end of 1999. The Australian assets currently comprise the Sunrise Dam gold mine and the Tropicana gold mine.
AngloGold Ashanti owns 100% of Sunrise Dam gold mine. The Tropicana gold mine is a joint venture with Independence Group NL in which AngloGold Ashanti Australia Limited holds 70%.
The Tropicana deposit represents a discovery in a new gold province in which the joint venture partners have a dominant land position and a competitive advantage in understanding the mineralised system. Exploration potential in the district is high and a number of large targets have been identiﬁed.
MINERAL RESOURCE ESTIMATION
Sunrise Dam
Estimation of the underground Mineral Resource uses the geological model boundaries to subdivide all drill-hole data into appropriate domains. Statistical analyses are performed on these domains and high-grade outliers are identiﬁed and appropriately cut back to an upper limit. A number of different geostatistical estimation methods have been applied to the deposit, reﬂecting the different styles of mineralisation and mining methods. Ordinary Kriging, Multiple Indicator Kriging and Conditional Simulation are used to produce estimates of average gold grade of a pre-determined block size. The use of Conditional Simulation allows for the probabilistic determination of the optimal mining stope conﬁguration.
Mining of the open pit Mineral Resource was completed during 2012, and mining the crown pillar at the base of the pit ﬁnished in
2013. Remaining stockpiled material is estimated based on detailed grade control drilling completed prior to mining, with grades estimated via the geostatistical method of Conditional Simulation.
The Golden Delicious deposit has been estimated using UC. All available geological drill-hole information is validated for use in the models and the local geology of the deposit is used to classify the drill-hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identiﬁcation of high-grade outliers. If these values are anomalous to the general population characteristics they are then cut back to an appropriate upper limit for the population.
Tropicana
All available geological drill-hole information is validated for use in the models and the local geology of the deposit is used to classify the drill-hole information into appropriate geostatistical domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identiﬁcation of and cutting of high-grade outliers. The recoverable gold Mineral Resource for the open pit is estimated by UC which estimates the proportion of material recovered by mining above a cut-off grade, assuming a speciﬁed selective mining unit (SMU).
The underground Mineral Resource estimate uses drilling completed as part of the Havana Deeps Pre-Feasibility study, targeting the down plunge and along strike extents of the Havana deposit outside the current Havana open pit. The geostatistical method of
Ordinary Kriging is used to estimate the underground Mineral Resource.
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

ORE RESERVE ESTIMATION
Sunrise Dam
The open pit Ore Reserve estimate is based on run-of-mine (ROM) stockpiles only. The underground Ore Reserve is based on portions of the Mineral Resource model which were projected to be mineable based on price, mining factors and mill recovery assumptions.
The mining shapes are based in Indicated Mineral Resource materials that are projected to provide a 15% margin on total cost, based on the reference assumptions. Mine layout and designs have been created within mining shapes for each geological domain, to calculate the Ore Reserve directly from the Mineral Resource model. The Proved and Probable Ore Reserve was then deﬁned by applying the Mineral Resource classiﬁcation for each estimation domain.
Tropicana
The Ore Reserve is estimated within the current pit design using the relevant Mineral Resource model and updated geotechnical and metallurgical parameters and appropriate operating costs.
121
AUSTRALASIA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

SUNRISE DAM
LOCATION
Sunrise Dam is approximately 220km north-northeast of Kalgoorlie and 55km south of Laverton in Western Australia. The mine,
100% owned by AngloGold Ashanti, comprises a large open pit and underground mining complex. Open pit production commenced in 1997 and is now complete at a ﬁnal depth of 500m below surface. Underground mining commenced in 2003 with a number of different mining methods that are dependent on the style of mineralisation and grade of the geological domain. Mining is carried out by contractors and ore is treated in a conventional gravity and carbon in leach (CIL) process plant. The underground mine is undergoing a signiﬁcant growth phase with production expected to reach 2.4Mt of ore in 2014.
GEOLOGY
At Sunrise Dam, gold mineralisation is structurally controlled and vein hosted. The style of mineralisation can be differentiated depending on the structure or environment in which it is hosted. There are three dominant styles recognised:
•
shear-related and high strain – e.g. Sunrise Shear Zone;
•
stockwork development in planar faults with brittle characteristics (these occur in all rock types and are commonly concentrated at contacts within the volcanic stratigraphy or the porphyry margin and within hinge positions within the magnetite shales) – e.g.
Western Shear Zone, Watu, Cosmo, Summercloud; and
•
placer-style mineralisation hosted within the ﬂuvial sediments.
The vein and shear styles of gold mineralisation are introduced primarily during the third and fourth deformation stages and variations in structural style, ore and gangue mineralogy and alteration intensity are observed locally.
EXPLORATION
Exploration around Sunrise Dam during 2014 will concentrate on deﬁning high-grade targets (including Sunrise Shear, Cosmo and the Midway Shear) proximal to existing underground development, and to further deﬁne and extend the Vogue domain. The focus of exploration is to convert drilling areas into production and Ore Reserve ounces as quickly and efﬁciently as possible, whilst maintaining a high-standard of strategic sampling for geological and geometallurgical modeling.
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-
hole
Channel
Other
Comments
Surface Measured 25 x 25 – – – –
Indicated 40 x 40 – – – –
Inferred 100 x 100 – – – –
Grade/Ore Control 6 x 8 – –
–
– –
Underground Measured – – –
–
– –
Indicated 20 x 20 – – – –
Inferred 50 x 50 – – – –
Grade/Ore Control 7 x 7 – –
–
– –
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Sunrise Dam
Category
million
g/t
Tonnes
Moz
Golden Delicious Measured 0.61 1.69 1.04 0.03
Indicated 1.88 1.50 2.82 0.09
Inferred 0.01 1.38 0.01 0.00
Total 2.50 1.55 3.87 0.12
Stockpile (Open pit) Measured 14.55 1.08 15.75 0.51
Indicated – – – –
Inferred – – – –
Total 14.55 1.08 15.75 0.51
Underground Measured – – – –
Indicated 15.59 2.72 42.41 1.36
Inferred 11.74 3.19 37.45 1.20
Total 27.33 2.92 79.86 2.57
Stockpile (Underground) Measured 0.39 2.27 0.89 0.03
Indicated – – – –
Inferred – – – –
Total 0.39 2.27 0.89 0.03
Sunrise Dam Total 44.78 2.24 100.38 3.23
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Sunrise Dam
Category
million
g/t
Tonnes
Moz
Measured 0.61 1.69 1.04 0.03
Indicated 10.80 2.24 24.17 0.78
Inferred 11.75 3.19 37.47 1.20
Sunrise Dam Total 23.17 2.71 62.67 2.01
The Exclusive Mineral Resource includes the entire Golden Delicious Mineral Resource because detailed Ore Reserve estimation and mine planning is yet to take place. In the underground mine, a large portion of Indicated Mineral Resource sits in the Exclusive
Mineral Resource due to the material being lower grade and therefore failing to meet the Ore Reserve cut-off grade requirements. The entire Inferred Mineral Resource in the underground mine sits in the Exclusive Mineral Resource. The majority of this Inferred Mineral
Resource is located in the deeper parts of the underground mine where the drill density is not yet adequate for the Mineral Resource to be considered in the Ore Reserve deﬁnition process.
123
AUSTRALASIA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

SUNRISE DAM
continued
Mineral Resource below infrastructure
There is no Mineral Resource reported below infrastructure.
ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Sunrise Dam
Category
million
g/t
Tonnes
Moz
Stockpile (Open pit)
Proved
14.55
1.08
15.75
0.51
Probable
–
–
–
–
Total
14.55
1.08
15.75
0.51
Underground
Proved
–
–
–
–
Probable
6.20
3.22
19.97
0.64
Total
6.20
3.22
19.97
0.64
Stockpile (Underground)
Proved
0.39
2.27
0.89
0.03
Probable
–
–
–
–
Total
0.39
2.27
0.89
0.03
Sunrise Dam
Total
21.14
1.73
36.62
1.18
Ore Reserve modifying factors
31 December 2013
Sunrise Dam
Gold
price
AUD/oz
Cut-off
value
g/t Au
Stoping
width
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Stockpile
(Underground) and
Stockpile (Open pit)
1,249
0.67*
–
–
–
100.0
100.0
100.0
100.0
100.0
85.5
Underground
1,249
2.03
2,200.0
10.0
0.20
100.0
100.0
90.8
90.8
100.0
85.5
* Economic cutoff grade is 0.60g/t, but the stockpile’s average grade of oxide is 0.67g/t and average grade of fresh ore is 0.90g/t.
Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Sunrise Dam
Tonnes
Moz
Comment
Underground
4.56
3.32
15.16
0.49
Vogue
Total
4.56
3.32
15.16
0.49
Inferred Mineral Resource in the business plan includes the Vogue mineralisation, which will be drilled during 2014 with the aim of increasing the conﬁdence in the area to bring it into Ore Reserve and then into production.
2.82 -0.36 -0.10 0.11 0.47 0.27 0.02 0.00
3.23
Ounces
(millions)
3.3
3.2
3.1
3.0
2.9
2.8
2.7
2.6
2.5
2.4
2.3
2.2
2012 Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other Acquisition/
Disposal
2013
Sunrise Dam
Mineral Resource reconciliation: 2012 to 2013
1.18 -0.37 0.04 0.00 0.00 0.31 0.01 0.00
1.18
Ounces
(millions)
1.20
1.15
1.10
1.05
1.00
0.95
0.90
0.85
0.80
0.75
2012 Other
2013
Sunrise Dam
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

0.00  0.25  0.50 0.75  1.00  1.25  1.50   1.75   2.00   2.25   2.50   2.75   3.00
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
18
16
14
12
10
8
6
4
2
0
Tonnes above cut-off Ave grade above cut-off
Sunrise Dam
Grade tonnage curve – Surface (metric)
0 1 2 3 4 5 6 7 8 9 10
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
18
16
14
12
10
8
6
4
2
0
120
100
80
60
40
20
0
Tonnes above cut-off Ave grade above cut-off
Sunrise Dam
Grade tonnage curve – Underground (metric)
Ore Reserve below infrastructure
There is no Ore Reserve reported below infrastructure.
COMPETENT PERSONS
Category
Category
Competent
person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Surface
Mineral
Resource
Fraser Clark
MAusIMM
226 390
12 years
BSc Hons (Geology)
Postgraduate Certiﬁcate in Geostatistics
Ore Reserve
Salih Ramazan       MAusIMM
222 870
11 years
BSc (Mining Engineering)
MSc (Engineering)
ME (Geostatistics)
PhD (Applied Science)
Underground
Mineral
Resource
Fraser Clark
MAusIMM
226 390
12 years
BSc Hons (Geology)
Postgraduate Certiﬁcate in Geostatistics
Ore Reserve
Peter Merry
MAusIMM
306 163
32 years
BEng (Mining)
GDE (Mining Engineering) WITS
Sunrise Dam Geological Model – Looking East
125
AUSTRALASIA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

TROPICANA
LOCATION
The Tropicana Gold Mine is located 330km east-northeast of Kalgoorlie, Western Australia. The mineral deposit is hosted in the eastern margin of the Yilgarn Craton. Tropicana is the ﬁrst deposit discovered in this remote portion of the Great Victoria Desert which is widely regarded as an emerging greenﬁelds gold province. Open pit mining commenced during 2012, with ﬁrst gold production occurring during September 2013.
Together, the Tropicana, Havana, Havana South and Boston Shaker deposits deﬁne a northeast trending mineralised corridor, approximately 1.2km wide and 5km long, that has been tested to vertical depth of over 1,200m. The Mineral Resource remains open down-dip from Tropicana, Havana and Boston Shaker deposits and has potential for extension to the north and south. Neither the immediate metamorphic host rocks nor the mineralised zones are exposed at surface due to the presence of widespread younger cover sequences, between 0.5m and 15m thick.
GEOLOGY
The Tropicana deposit comprises a mineralised zone up to 50m thick, predominantly hosted in quartzo-feldspathic gneiss with a garnet gneiss dominated hangingwall package. The mineralisation is comprised of subordinate thin (3m to 5m), discontinuous mineralised lenses that typically return intercepts of >0.5g/t gold. The Havana deposit comprises a lower, laterally continuous, higher-
grade lode up to 50m thick that is overlain, in the central and southern parts of the proposed pit, by stacked, typically lower-grade and thinner (up to 25m thick) mineralised zones. Havana is also dominantly hosted in quartzo-feldspathic gneiss, again with a garnet gneiss dominated hangingwall.
Mineralisation is accompanied by pyrite (2% to 8%) with accessory pyrrhotite, chalcopyrite and other minor sulphides and tellurides.
The gold mineralisation is related to shear planes that postdate the main gneissic fabric developed during peak granulite-facies metamorphism.
EXPLORATION
As part of a wider restructure within AngloGold Ashanti during 2013, the Tropicana Brownﬁelds and Greenﬁelds Exploration teams were merged. Exploration budgets will still distinguish between near-mine (Brownﬁelds) exploration and regional (Greenﬁelds) exploration programmes – reﬂecting the different strategic goals of the respective tenement packages.
Brownﬁelds exploration will continue to pursue to delineation of new potential open-pit satellite Mineral Resource whilst Greenﬁelds exploration will continue to focus on the discovery of new stand-alone deposits in the district. The proposed Brownﬁelds exploration programme comprises a mix of advanced and early stage work programmes including DD, RC and AC drilling. The planned drilling is designed to test targets within a 60km radius of Tropicana.
PROJECTS
The Havana Deeps Pre-Feasibility study indicates that technically viable projects exists, with extraction from either a large open pit or underground mine, or a combination of both. Further work will be completed during 2014 to enhance the economics of the project by investigating a number of alternative mining methods.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-
hole
Channel
Other
Comments
Tropicana
Measured
25 x 25
–
–
–
–
Indicated
50 x 50
–
–
–
–
Inferred
100 x 100
–
–
–
–
Grade/Ore control                 10 x 12
–
–
–
–
–
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

AUSTRALASIA

SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Tropicana
Category
million
g/t
Tonnes
Moz
Boston Shaker – BS01
Measured
–
–
–
–
Indicated
2.38
2.19
5.22
0.17
Inferred
0.07
2.58
0.17
0.01
Total
2.45
2.20
5.39
0.17
Boston Shaker Shell
Measured
–
–
–
–
Indicated
2.53
2.72
6.87
0.22
Inferred
2.02
3.14
6.35
0.20
Total
4.55
2.91
13.22
0.43
Tropicana Starter Pit – TP01
Measured
4.78
2.00
9.54
0.31
Indicated
0.17
1.01
0.17
0.01
Inferred
0.00
1.04
0.01
0.00
Total
4.95
1.96
9.72
0.31
Tropicana – TP02
Measured
3.91
1.87
7.30
0.23
Indicated
5.98
1.90
11.36
0.37
Inferred
0.02
1.81
0.03
0.00
Total
9.90
1.89
18.70
0.60
Tropicana Shell
Measured
0.12
1.90
0.22
0.01
Indicated
3.19
1.80
5.74
0.18
Inferred
1.47
1.99
2.92
0.09
Total
4.77
1.86
8.88
0.29
Havana Starter Pit – HA01
Measured
6.49
2.31
14.97
0.48
Indicated
0.32
1.29
0.41
0.01
Inferred
–
–
–
–
Total
6.81
2.26
15.39
0.49
Havana Stage 3 – HA03
Measured
1.54
1.90
2.94
0.09
Indicated
4.25
1.86
7.93
0.26
Inferred
0.00
1.18
0.00
0.00
Total
5.80
1.87
10.88
0.35
Havana Stage 4 and 5 – HA05
Measured
0.69
2.74
1.88
0.06
Indicated
5.66
1.75
9.90
0.32
Inferred
0.00
2.92
0.00
0.00
Total
6.35
1.86
11.78
0.38
Havana Stage 6 – HA06
Measured
–
–
–
–
Indicated
7.11
1.41
10.05
0.32
Inferred
0.01
2.32
0.03
0.00
Total
7.12
1.42
10.08
0.32
Havana Stage 6 Shell
Measured
–
–
–
–
Indicated
2.24
1.36
3.05
0.10
Inferred
0.27
1.63
0.44
0.01
Total
2.51
1.39
3.48
0.11
Havana Shell
Measured
0.08
3.04
0.23
0.01
Indicated
17.97
2.05
36.85
1.18
Inferred
0.18
2.45
0.43
0.01
Total
18.22
2.06
37.51
1.21
Stockpile (Open pit)
Measured
2.43
1.69
4.10
0.13
Indicated
–
–
–
–
Inferred
–
–
–
–
Total
2.43
1.69
4.10
0.13
Underground
Measured
–
–
–
–
Indicated
1.66
3.58
5.93
0.19
Inferred
4.26
3.07
13.07
0.42
Total
5.92
3.21
19.00
0.61
Tropicana
Total
81.77
2.06
168.13
5.41
TROPICANA
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Tropicana
Category
million
g/t
Tonnes
Moz
Measured 2.59 0.68 1.76 0.06
Indicated 32.49 1.88 61.13 1.97
Inferred 8.30 2.83 23.46 0.75
Tropicana Total 43.38 1.99 86.35 2.78
The Exclusive Mineral Resource includes Inferred Mineral Resource at depth in the designed pits, as well as the deeper portions of the
Havana Deeps underground Mineral Resource, which are not yet drilled to a level of conﬁdence to establish an Ore Reserve.
Mineral Resource below infrastructure
as at 31 December 2013
Tonnes
Grade
Contained gold
Tropicana
Category
million
g/t
Tonnes
Moz
Measured – – – –
Indicated 1.66 3.58 5.93 0.19
Inferred 4.26 3.07 13.07 0.42
Tropicana Total 5.92 3.21 19.00 0.61
129
AUSTRALASIA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

5.52 -0.23 0.00 0.00 0.00 0.12 0.00 0.00
5.41
Ounces
(millions)
5.55
5.50
5.45
5.40
5.35
5.30
5.25
5.20
2012 Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other Acquisition/
Disposal
2013
Tropicana
Mineral Resource reconciliation: 2012 to 2013
2.73 -0.13 0.01 0.00 0.00 -0.01 0.03 0.00
2.63
Ounces
(millions)
2.74
2.72
2.70
2.68
2.64
2.62
2.60
2.58
2.56
2012 Other
2013
Tropicana
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
TROPICANA
continued
ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Tropicana
Category
million
g/t
Tonnes
Moz
Boston Shaker – BS01
Proved
–
–
–
–
Probable
2.25
2.28
5.15
0.17
Total
2.25
2.28
5.15
0.17
Tropicana Starter pit – TP01
Proved
4.38
2.13
9.32
0.30
Probable
0.13
1.23
0.16
0.01
Total
4.51
2.10
9.48
0.30
Tropicana – TP02
Proved
3.56
2.00
7.10
0.23
Probable
5.19
2.10
10.93
0.35
Total
8.75
2.06
18.03
0.58
Havana Starter Pit – HA01
Proved
5.68
2.56
14.56
0.47
Probable
0.23
1.60
0.36
0.01
Total
5.90
2.53
14.92
0.48
Havana Stage 3 – HA03
Proved
1.35
2.10
2.83
0.09
Probable
3.60
2.10
7.57
0.24
Total
4.94
2.10
10.40
0.33
Havana Stage 4 and 5 – HA05
Proved
0.61
3.02
1.84
0.06
Probable
4.54
2.04
9.29
0.30
Total
5.15
2.16
11.13
0.36
Havana Stage 6 – HA06
Proved
–
–
–
–
Probable
5.02
1.77
8.90
0.29
Total
5.02
1.77
8.90
0.29
Stockpile (Open pit)
Proved
1.85
2.04
3.79
0.12
Probable
–
–
–
–
Total
1.85
2.04
3.79
0.12
Tropicana
Total
38.39
2.13
81.79
2.63
Ore Reserve modifying factors
31 December 2013
Tropicana
Gold
price
AUD/oz
Cut-off
value
g/t Au
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Boston Shaker, Havana Stage 3,
4, 5 and 6, Havana Starter pit,
Stockpile (Open pit), Tropicana
pit and Tropicana Starter pit.
1,249
0.70
–
–
100.0
100.0
100.0
100.0
100.0
90.0
Recovery changes by region and by material type. Cut-offs change by material type.
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

Inferred Mineral Resource in business plan
Inferred Mineral Resource within the open pit design is included in the business plan, but makes up only a small proportion (<1%) of the total mineralised material.
Ore Reserve below infrastructure
There is no Ore Reserve reported below infrastructure.
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Mark Kent
MAusIMM
203 631
16 years
BSc Hons (Geology)
Master of Geostatistics
Ore Reserve
Salih Ramazan
MAusIMM
222 870
11 years
BSc (Mining Engineering)
MSc (Engineering)
ME (Geostatistics)
PhD (Applied Science)
0.00 0.25 0.50 0.75
1.00 1.25 1.50 1.75
2.00
Tonnes
above cut-off
(millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
800
700
600
500
400
300
200
100
0
Tonnes above cut-off Ave grade above cut-off
Tropicana
Grade tonnage curve – Surface (metric)
0 1 2 3 4 5 6 7 8 9 10
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
11
10
9
8
7
6
5
4
3
2
1
7
6
5
4
3
2
1
0
Tonnes above cut-off Ave grade above cut-off
Tropicana
Grade tonnage curve – Underground (metric)
131
AUSTRALASIA
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

AMERICAS
SECTION
FIVE
P132-183
The Americas is an
important growth area for
AngloGold Ashanti, with
operations in Argentina,
Brazil and the United States
and projects in Colombia.
AM
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

AngloGold Ashanti has the Cripple Creek & Victor (CC&V, 100%) mine in the USA, the Cerro Vanguardia SA mine in Argentina (92.5%),
AngloGold Ashanti Córrego do Sítio Mineração operations and the Mineração Serra Grande, both in Brazil (both 100%).
The main projects are in Colombia with additional projects and future mine expansions in progress in the USA, Argentina and Brazil maintaining and upgrading the current production proﬁle.
As at 31 December 2013, the total attributable Mineral Resource (inclusive of the Ore Reserve) for the Americas region was 61.06Moz
(2012: 61.59Moz) and the attributable Ore Reserve, 8.82Moz (2012: 11.01Moz). This is equivalent to around 26% and 13% of the group’s
Mineral Resource and Ore Reserve respectively. AngloGold Ashanti also conducts an extensive greenﬁeld exploration programme across the Americas, most notably in Colombia, where it holds a signiﬁcant land position and has made two greenﬁeld exploration discoveries
– Gramalote and La Colosa – which together account for 31.14Moz of the Americas’ Inclusive Mineral Resource. Combined production from these operations increased by 5% to 1.0Moz ounces of gold in 2013, equivalent to 24% of group production.
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Americas
Category
million
g/t
Tonnes
Moz
Measured
293.87
1.06
310.12
9.97
Indicated
277.67
1.26
349.90
11.25
Inferred
1,268.53
0.98
1,239.20
39.84
Total
1,840.07
1.03
1,899.22
61.06
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Americas
Category
million
g/t
Tonnes
Moz
Measured
152.12
0.95
145.07
4.66
Indicated
203.04
1.04
211.91
6.81
Inferred
1,265.98
0.97
1,225.98
39.42
Total
1,621.13
0.98
1,582.96
50.89
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Americas
Category
million
g/t
Tonnes
Moz
Proved
140.68
1.05
148.17
4.76
Probable
78.25
1.61
126.06
4.05
Total
218.93
1.25
274.23
8.82
OVERVIEW

Moz
30
25
20
15
10
5
0
December 2012 December 2013
Americas
Inclusive Mineral Resource – attributable
Per operation/project

Moz
7
6
5
4
3
2
1
0
December 2012 December 2013
Americas
Ore Reserve – attributable
Per operation/project
133
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

COUNTRY OVERVIEW
AngloGold Ashanti has a single operation in Argentina, the Cerro Vanguardia mine, which is a joint venture with Formicruz (the province of Santa Cruz). The province of Santa Cruz holds a 7.5% interest in the mine, with the remaining 92.5% belongs to AngloGold Ashanti.
MINERAL RESOURCE ESTIMATION
The mineralisation boundaries for each geological entity (veins, stockwork and wall rock) are deﬁned from the detailed logging of all geological drill holes. This data is validated and the information is then used to create a three dimensional model. This model is subsequently overlain with a 5m x 25m x 5m block model.
Volumetric measurements of the deposit are subsequently computed in the system using the relevant block dimensions. Ordinary
Kriging is used to perform the grade interpolation and ﬁeld tests are conducted to determine appropriate in-situ densities.
Conditional Simulations are performed in the main deposits for uncertainty assessment and the Mineral Resource is then classiﬁed into the Measured, Indicated and Inferred Mineral Resource categories according to internal AngloGold Ashanti guidelines.
ORE RESERVE ESTIMATION
The appropriate Mineral Resource models are used as the basis for the Ore Reserve. All relevant modifying factors such as mining dilution and costs are used in the Ore Reserve conversion process. This is based on the original block grades and tonnage and includes waste material (both internal and external). Appropriate Ore Reserve cut-off grades are applied and all blocks above this cut-off are reported.
It is important to emphasise the importance of silver during the optimisation of the pits, since silver is a signiﬁcant by-product at Cerro
Vanguardia. The ratio of silver to gold commonly ranges from 10 to 15g/t of silver per 1g/t of gold.
Cerro Vanguardia uses conventional open-pit mining with a doubled bench height of 20m and underground methods. Open-pit mining is distributed between multiple operating pits, typically three to ﬁve at any one time; depending on the plant feed requirements.
Currently, there are three underground mines which are operating simultaneously. Waste dumps and heap-leach stockpiles are located adjacent to each pit. Plant grade ore feed is trucked to either the long-range or the short-range stockpiles in order to smooth out the head grades and avoid recovery losses due to higher than planned silver grades
ARGENTINA
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

LOCATION
Cerro Vanguardia is a gold-silver mine located in Santa Cruz Province, southern Patagonia, Argentina, approximately 110km north-
northwest of the coastal town of San Julián. The mining lease encompasses an area of approximately 540km2 . Access to the area is by aircraft from Buenos Aires to Comodoro Rivadavia or Rio Gallegos and subsequently by road to the mine site.
The ore bodies comprise a series of hydrothermal vein deposits (low-sulphidation deposit) containing gold and large quantities of silver, produced as a by-product. Cerro Vanguardia uses conventional open-pit mining with a doubled bench height of 20m and underground methods. Open-pit mining is distributed between multiple operating pits, typically three to ﬁve at any one time; depending on the plant feed requirements. Currently, there are three underground mines which are operated at same time. The underground workings, which began production in 2010, account for around 20% of total CVSA production.
Waste dumps and heap-leach stockpiles are located adjacent to each pit. Plant grade ore feed is trucked to either the long-range or the short-range stockpiles in order to smooth out the head grades and avoid recovery losses due to higher than planned silver grades.
The metallurgical plant, CIL process, has a daily capacity of 3,000 tonnes and includes a cyanide recovery facility. The new heap-leach facility started the production in the last quarter of 2012.
GEOLOGY
Cerro Vanguardia is located in the core of the 60,000km2 Deseado Massif, one of the most-extensive volcanic complexes in southern
Patagonia, Argentina. The Deseado Massif is an extensive rhyolite province of Middle to Upper Jurassic age deposited over Paleozoic low-grade metamorphic basement rocks. These rocks are exposed in erosional windows through overlying Cretaceous sediments and Tertiary to Quaternary basalts.
The Middle to Upper Jurassic ignimbrites and volcanic rocks from Chon Aike Formation hosts a low-sulphidation epithermal type gold and silver deposit. The thickness of the ignimbrite sequence is estimated to have exceeded 1,000m, but some lateral variations have been identiﬁed across the district. Epithermal Au-Ag bearing structures cut across all Jurassic rocks in the stratigraphy. The two main ignimbrite units, Masiva-Lajosa and Granosa, host the majority of mineralised veins. The Masiva-Lajosa ignimbrite occurs at the top of the sequence whilst the Granosa ignimbrite occurs towards the bottom. These two ignimbrites are separated by two thinner, polymictic ignimbrite units (Brechosa and Brechosa Base) and a sequence of stratiﬁed crystal to ash-rich tuffs (Estratiﬁcada unit). The base of the sequence is a mixed unit of stratiﬁed ignimbrite intercalated with ﬁne-grained tuffs (Estratiﬁcada Inferior ignimbrite)
The mineralisation is concentrated in steeply-dipping quartz veins that cut the ﬂat-lying ignimbrites and volcaniclastic rocks. The Cerro
Vanguardia district contains around 100 gold and silver-bearing epithermal veins for a cumulative exposed vein strike extension of more than 240km. Fifty seven veins are currently known to contain economic gold and silver mineralisation.
All veins at Cerro Vanguardia consist mainly of quartz and adularia containing minor electrum, native gold, silver sulphides and native silver as ﬁne-grained disseminations. Vein textures are mainly characterised by colloform-crustiform banding, pseudomorphic quartz-
lattice textures, massive-to-vuggy quartz veins and vein breccias. 40Ar/39Ar dating on adularia from the Osvaldo Diez vein yielded ages of 153.4 ±1.46 Ma, 152.9 ± 2.75 Ma and 155.1 ± 3.0 Ma, while the age of the thick sequence of ignimbrites hosting the veins has been dated between 166 to 150 Ma.
EXPLORATION
The objectives for the 2013 drilling programme were as follows:
•
increase the Mineral Resource;
•
add more low-grade mineralisation for heap-leach operation; and
•
identify and deﬁne new exploration targets based on geological mapping and local ground magnetic surveys.
The 2013 exploration programme included 35,126m of DD, 25,562m of RC and more than 3,000m of trenching and channel sampling.
Exploration this year put emphasis on the search for and development of the Mineral Resource of the northern border of the main central zone and the southern part of the north zone. Localised ground magnetic surveys were used to target some of the drilling in those areas. The main veins drilled during 2013 were Serena, Luciana, Melisa, Vanguardia 1A, Vanguardia 2 and Vanguardia 3. Serena
vein is located on the northern border of the central area. The ﬁnding of new blind Serena ore shoots was an example of successful exploration following integration of regional and local geological and geophysical information. The newly-found mineralisation at this part of Serena vein starts at about 70m below surface and extends down dip for more than 200m. The Luciana vein is located in
CERRO VANGUARDIA
135
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

CERRO VANGUARDIA
the north of the central area and mineralisation is associated with several quartz veins, yielding well-mineralised intervals to a depth of 300m. Vanguardia 1A, Vanguardia 2 and Vanguardia 3 are located in the northern area, and mineralisation extends from surface to a depth of approximately 200m. These three veins have multiple branches and represent good heap-leach material targets. The additional Mineral Resource generated was separated into full-grade vein material and low-grade heap-leach material.
PROJECTS
Cerro Vanguardia currently mines from multiple open pits that are up to 200m deep. The highest grade and thickest veins were mined
ﬁrst to maximise the project’s net present value. Mining costs and strip ratios have increased as grades have decreased over the years.
Higher gold prices have extended the life of Cerro Vanguardia, but at higher stripping ratios and operating costs.
The recent startup of the heap leach turned low-grade material associated with some veins into new exploration targets. A study to start mining open pits of exclusively low-grade ore for heap leach is ongoing.
Mapping and exploration also focused on discovering domes and other potential bulk-tonnage, low-grade deposits not previously investigated within the district. A northern extension of the 1:5000 geological map of the deposit was completed. This mapping was part of a three-year plan to extend the district map so as to improve the geological knowledge and the understanding of the volcanic units hosting the mineralisation.
The underground mining at Cerro Vanguardia complements the current open-pit production. The tonnage from the open pits will decrease to an average of 800,000tpa as the highest stripping ratio open pits are replaced by underground operations. The underground mines are expected to increase their production to 230,000tpa. There are currently two veins being mined from underground: Mangas and Osvaldo Diez, and several more projects planned such as Atila, Cuncuna, Liliana, Loma del Muerto, Natalia, Verónica and Zorro.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
Cerro Vanguardia
Measured
12 x 5, 3 x 15
–
–
–
–
Indicated
40 x 40
–
–
–
Inferred
80 x 80
–
–
–
Grade/Ore Control                12 x 5, 3 x 15
–
–
–
–
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Cerro Vanguardia
Category
million
g/t
Tonnes
Moz
Vein Resources (Open pit)
Measured
1.75
5.94
10.42
0.33
Indicated
11.47
5.83
66.92
2.15
Inferred
2.05
5.16
10.58
0.34
Total
15.28
5.76
87.92
2.83
Heap leach
Measured
11.02
0.59
6.55
0.21
Indicated
16.76
0.50
8.33
0.27
Inferred
3.26
0.49
1.60
0.05
Total
31.04
0.53
16.48
0.53
Vein Resources (Underground)
Measured
0.19
7.62
1.47
0.05
Indicated
2.00
9.92
19.82
0.64
Inferred
0.35
7.82
2.75
0.09
Total
2.54
9.45
24.04
0.77
Cerro Vanguardia
Total
48.86
2.63
128.44
4.13
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

AMERICAS

SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

CERRO VANGUARDIA
continued
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Cerro Vanguardia
Category
million
g/t
Tonnes
Moz
Measured
3.62
2.29
8.30
0.27
Indicated
26.68
2.08
55.58
1.79
Inferred
5.66
2.64
14.93
0.48
Cerro Vanguardia
Total
35.95
2.19
78.80
2.53
The Exclusive Mineral Resource is primarily located between the pit design and the Mineral Resource shell and exists due to the difference in the economic parameters that have been used. In marginal deposits, where the grades of Au and Ag are above the
Mineral Resource cut-off but below the Ore Reserve cut-off, signiﬁcant zones of Exclusive Mineral Resource will be generated. Very deep Mineral Resource will also not be converted in the near term to Ore Reserve and is therefore listed as Exclusive Mineral Resource.
Inclusive Mineral Resource by product: Silver (Ag)
as at 31 December 2013
Tonnes
Grade
Contained silver
Cerro Vanguardia
Category
million
g/t
Tonnes
Moz
Measured
12.97
25.82
334.88
10.77
Indicated
30.23
62.40
1,886.25
60.64
Inferred
5.66
66.98
379.00
12.19
Cerro Vanguardia
Total
48.86
53.22
2,600.13
83.60
Mineral Resource below infrastructure
There is no Mineral Resource reported below infrastructure.
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Cerro Vanguardia
Category
million
g/t
Tonnes
Moz
Vein Resources (Open pit)
Proved
0.70
6.20
4.37
0.14
Probable
4.40
5.61
24.66
0.79
Total
5.10
5.69
29.03
0.93
Heap leach
Proved
9.48
0.58
5.53
0.18
Probable
1.42
0.52
0.73
0.02
Total
10.89
0.58
6.27
0.20
Vein Resources (Underground)
Proved
0.09
8.18
0.73
0.02
Probable
1.49
8.60
12.81
0.41
Total
1.58
8.57
13.54
0.44
Cerro Vanguardia
Total
17.57
2.78
48.84
1.57
Ore Reserve modifying factors
31 December 2013
Cerro Vanguardia
Gold
price
ARS/oz
Cut-off
value
g/t Au
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Heap leach
6,186
0.35
–
–
100.0
100.0
100.0
100.0
100.0
61.3
Vein Resources (Open pit)
6,186
3.39
45.0
–
100.0
100.0
97.0
96.0
93.0
94.3
Vein Resources (Underground)
6,186
3.90
30.0
–
100.0
100.0
97.0
96.0
93.0
94.3
Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Cerro Vanguardia
Tonnes
Moz
Comment
Vein Resources (Open pit)
0.22
10.70
2.34
0.08
Represents 7% of open pit schedule
Heap leach
0.01
0.71
0.00
0.00
Represents 1% of heap leach schedule
Vein Resources (Underground)
0.30
8.56
2.57
0.08
Represents 15% of underground schedule
Total
0.52
9.38
4.91
0.16
The Inferred Mineral Resource that has been included in the pit design is not included in the Ore Reserve statement. This Mineral
Resource is normally located in the deep and lateral zones of the Mineral Resource models. In order for ore from the Inferred Mineral
Resource to be included in the production plan, it must be upgraded by inﬁll drilling.
4.72 -0.25 -0.61 -0.06 0.28 0.04 0.00 0.00
4.13
Ounces
(millions)
4.8
4.7
4.6
4.5
4.4
4.3
4.2
4.1
4.0
3.9
3.8
3.7
2012 Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
Cerro Vanguardia
Mineral Resource reconciliation: 2012 to 2013
2.03 -0.28 0.09 -0.33 0.00 0.06 0.00 0.00
1.57
Ounces
(millions)
2.1
2.0
1.9
1.8
1.7
1.6
1.5
1.4
2012
Other
2013
Cerro Vanguardia
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
139
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

0
2
4
6
8
10
12
14
16
18
20
Tonnes above
cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
35
30
25
20
15
10
5
0
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Tonnes above cut-off
Ave grade above cut-off
Cerro Vanguardia
Grade tonnage curve – Underground (metric)
0
1
2
3
4
5
6
7
8
9
10
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
18
16
14
12
10
8
6
4
2
16
14
12
10
8
6
4
2
0
Tonnes above cut-off
Ave grade above cut-off
Cerro Vanguardia
Grade tonnage curve – Surface (metric)
CERRO VANGUARDIA
continued
Ore Reserve by-product: Silver (Ag)
as at 31 December 2013
Tonnes
Grade
Contained silver
Cerro Vanguardia
Category
million
g/t
Tonnes
Moz
Proved
10.27
20.44
209.93
6.75
Probable
7.30
97.24
710.08
22.83
Cerro Vanguardia
Total
17.57
52.36
920.00
29.58
Ore Reserve below infrastructure
There is no Ore Reserve reported below infrastructure.
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Juan Paredes
MAusIMM
227 738
17 years
PhD (Geology)
Ore Reserve
Jorge Sanguin
MAusIMM
310 925
21 years
BEng (Mining)
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

COUNTRY OVERVIEW
AngloGold Ashanti’s operations in Brazil comprise AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) in the Quadrilátero
Ferrífero, Minas Gerais and Mineração Serra Grande in Goiás state. AGA Mineração consists of several operations, namely Cuiabá,
Lamego, Córrego do Sítio as current operating mines and Nova Lima Sul as a conceptual project.
AGA Mineração
Cuiabá mine is the largest gold producer in Brazil, and has been in operation since 1984. The mine is hosted in a greenstone belt environment and consists of gold mineralisation in massive to disseminated sulphides (mainly pyrite, subordinate arsenopyrite and pyrrhotite). The main mineralisation host rock is Banded Iron Formation (BIF), sealed by graphite schists and metabasic rocks alternating in the hangingwall and footwall depending on the position in the folded structure. Mining levels are 60m to 66m apart vertically, the deepest development at Cuiabá is currently at 1,111m below surface. Shaft facilities are currently at the last loading level at Level 11 (about 1,200m depth).
Córrego do Sítio is a new mine, comprising two sulphide underground operations, currently Cachorro Bravo, Laranjeiras and Carvoaria located at CdSI and Sangue de Boi located at CdSII, and open-pit oxide operations (currently Rosalino, Carvoaria and Laranjeiras).
The entire Córrego do Sítio complex comprises 23 mineral deposits reported as Mineral Resource plus some exploration targets being developed. Currently the Córrego do Sítio complex is the largest Mineral Resource within the Brazilian assets. In Brazil’s world-famous
Iron Quadrangle, the Nova Lima Sul project consists of the Raposos Mine, Morro da Glória Mine (both underground mines) and Luzia da Mota oxide Mineral Resource.
Serra Grande
Since July 2012, Mineração Serra Grande S.A (Serra Grande) has been a wholly-owned AngloGold Ashanti company. The mine complex is located in the municipality of Crixás, in the central portion of Brazil, 400km from the Capital, Brasília, and about 350km from the state capital of Goiás, Goiânia.
MINERAL RESOURCE ESTIMATION
The Cuiabá dataset consists of channel samples and drill-hole samples. The 3D modelling and estimation is performed with two estimation domains, namely the thick mineralisation, consisting of Fonte Grande Sul (FGS) and Serrotinho (SER), and the narrow-vein domain consisting of Balancão, Galinheiro and Canta Galo. All channel and drill-hole samples are used in the 3D geological models and identify rock types in order to incorporate lithological proportions into the grade estimates. Conditional Simulation is applied to estimate the uncertainty in the block models and classify the Mineral Resource into Measured, Indicated and Inferred, following a standard internal AngloGold Ashanti method.
Lamego shows similar rock assemblage but higher structural complexity than Cuiabá. The BIF which contains the mineralisation is more structurally deformed and is sometimes described as ‘metachert’. Lamego is part of the Cuiabá complex – they are 7km apart, with existing infrastructure to truck the ore by sealed road to Cuiabá. The Lamego run-of-mine (ROM) product is treated at Cuiabá’s gravity gold plant. The sulphide concentrates from both mines are transported to the Queiroz plant complex for the last process of the metallurgical recovery which consists of a roaster, which produces gold and sulphuric acid. The estimation method applied at Lamego is Ordinary kriging and classiﬁcation of the Mineral Resource is also based on simulation techniques.
CdS mineralisation occurs in a greenstone belt geological environment, associated with quartz and sulphides (mainly arsenopyrite) in a structurally-controlled corridor approximately 16 – 20km in strike length and about 500m vertical extent. The Mineral Resource is estimated by Ordinary Kriging, and classiﬁed using geostatistical Conditional Simulation techniques.
BRAZIL
141
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

Raposos Mine in the Nova Lima project was estimated by the geostatistical UC technique, and both Morro da Glória and Luzia da
Mota were estimated by Ordinary Kriging.
The Serra Grande Mineral Resource is estimated by Ordinary Kriging.
ORE RESERVE ESTIMATION
The gold price, projected operational performance and costs as well as metallurgical recoveries are taken into consideration in determining the Ore Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.
BRAZIL
continued
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

OVERVIEW
The wholly-owned AGA Mineração mining complex is located in south-eastern Brazil, in the state of Minas Gerais. It lies south and east of the city of Belo Horizonte and has operations in the municipalities of Nova Lima, Sabará and Santa Bárbara. This area hosts numerous other historic and current gold mining operations, as well as open-pit limestone and iron ore operations.
Reorganisation of AGA Mineração was completed during the ﬁrst half of 2010 and the new company is called AngloGold Ashanti
Córrego do Sítio Mineração (commonly referred to as AGA Mineração). The aim was to capture the operating and ﬁnancial synergies of the numerous mining operations in this historical mining district. The company now encompasses the mining operations at Cuiabá,
Lamego, Queiroz, Córrego do Sítio and the former São Bento Mine, which is part of the Córrego do Sítio Complex.
AGA Mineração has mining rights over 61,864ha and ore is sourced from the Cuiabá and Lamego underground mines and processed at the Cuiabá and Queiroz plants, while the Córrego do Sítio open pit mine has a heap-leaching facility. A conceptual study on the
Nova Lima Sul project, which involves the re-opening of the mothballed Raposos mine, is in progress. All these operations are primarily gold mines, while sulphur (for the production of sulphuric acid) is a by-product of the Cuiabá and Lamego mining operations.
In 2013 over than US$19 million was invested in exploration aiming to add Mineral Resource and convert Mineral Resource to
Ore Reserve, as well as improving the understanding of geological potential. More than 91,000m was drilled from underground and surface.
MINERAL RESOURCE
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
AGA Mineração
Category
million
g/t
Tonnes
Moz
Measured 11.25 6.11 68.76 2.21
Indicated 16.68 5.42 90.47 2.91
Inferred 37.97 5.60 212.73 6.84
AGA Mineração Total 65.90 5.64 371.95 11.96
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
AGA Mineração
Category
million
g/t
Tonnes
Moz
Measured 6.29 6.08 38.27 1.23
Indicated 9.63 5.21 50.15 1.61
Inferred 37.68 5.62 211.56 6.80
AGA Mineração Total 53.59 5.60 299.98 9.64
Mineral Resource below infrastructure
as at 31 December 2013
Tonnes
Grade
Contained gold
AGA Mineração
Category
million
g/t
Tonnes
Moz
Measured 0.78 4.74 3.72 0.12
Indicated 11.30 4.91 55.44 1.78
Inferred 35.15 5.45 198.69 6.39
AGA Mineração Total 47.23 5.46 257.85 8.29
Inclusive Mineral Resource by-product: Sulphur (S)
as at 31 December 2013
Tonnes
Grade
Contained Sulphur
AGA Mineração
Category
million
%S
Mt Pounds million
Measured 6.39 5.4 0.34 757.00
Indicated 7.60 5.6 0.43 941.00
Inferred 12.96 6.3 0.82 1,805.00
AGA Mineração Total 26.95 5.9 1.59 3,502.00
AGA MINERAÇÃO
143
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
AGA Mineração
Category
million
g/t
Tonnes
Moz
Proved
4.98
5.08
25.33
0.81
Probable
7.85
4.58
35.97
1.16
AGA Mineração
Total
12.84
4.78
61.30
1.97
Ore Reserve by-product: Sulphur (S)
as at 31 December 2013
Tonnes
Grade
Contained Sulphur
AGA Mineração
Category
million
%S
Mt Pounds million
Proved
3.69
4.3
0.16
350.00
Probable
4.86
4.6
0.22
494.00
AGA Mineração
Total
8.56
4.5
0.38
844.00
Ore Reserve below infrastructure
as at 31 December 2013
Tonnes
Grade
Contained gold
AGA Mineração
Category
million
g/t
Tonnes
Moz
Proved
0.51
3.62
1.83
0.06
Probable
3.11
4.74
14.74
0.47
AGA Mineração
Total
3.62
4.58
16.57
0.53
AGA Mineração Ore Reserve modifying factors and Inferred Mineral Resource in business plan are reported by individual operations in later sections.
11.79 -0.46 -0.11 0.00 0.64 -0.06 0.15 0.00
11.96
Ounces
(millions)
12.01
1.9
11.8
11.7
11.6
11.5
11.4
11.3
11.2
11.1
2012 Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other Acquisition/
Disposal
2013
AGA Mineração
Mineral Resource reconciliation: 2012 to 2013
2.33 -0.40 0.11 -0.02 0.00 -0.11 0.05 0.00
1.97
Ounces
(millions)
2.35
2.30
2.25
2.20
2.15
2.10
2.05
2.00
1.95
1.90
1.85
2012 Other
2013
AGA Minerção
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
AGA MINERAÇÃO
continued
0.00 0.25 0.50
1.00
0.75
1.25 1.50 1.75 2.00 2.25 2.50 2.75 3.00
Tonnes
above
cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
9
8
7
6
5
4
3
2
1
Tonnes above cut-off
Ave grade above cut-off
AGA Mineração
Grade tonnage curve – Surface (metric)
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
80
75
70
65
60
55
50
45
40
35
30
25
Tonnes above cut-off
Ave grade above cut-off
AGA Mineração
Grade tonnage curve – Underground (metric)
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

LOCATION
Córrego do Sítio (CdS) is located 60km east of the city of Belo Horizonte, which is in the Minas Gerais State of Brazil. The southern portion of this mining complex is referred to as Córrego do Sítio I (CdS I) whilst the northern portion (formerly known as São Bento)
has been renamed Córrego do Sítio II (CdS II).
The mining method for CdS I mine is sub-level caving with rock ﬁll. Each panel consists of 3 levels, with secondary development of
300m from the cross cut to NE direction and 300m from cross cut to SW direction, and stopes of 15m height. The mining sequence is predominantly bottom/up, though top/down sequences also apply, depending on the position of the primary development in relation to the secondary development. According to geotechnical guidance, a sill pillar of 4m height is designed between panels, and 4m rib pillars are used each 30m along the strike.
The blast drilling for stopes is executed via fandrilling in ascending and descending directions. The loading and hauling operations occur with front-end loaders (LHDs) of 8 tonnes capacity and articulated trucks of 30 tonnes capacity, with a current production rate of 42,000 tonnes per month.
GEOLOGY
CdS is located in the eastern part of the lower to middle greenschist facies Archaean Rio das Velhas greenstone belt. The CdS I and
CdS II gold deposits and associated targets are located in a gold trend that extends for about 14km in a north-easterly direction, from
Grota Funda (CdS I areas) in the south to Jambeiro (São Bento/CdS II areas) in the north. The main gold targets and deposits are distributed over three trends, namely the CdS trend, the Donana Trend and the Cristina Trend.
The CdS deposits consist of narrow northeast/southwest elongated lenses of mineralisation dipping at 20° to 30°. CdS is an orogenic type deposit and comprises many hydrothermal lodes with quartz veins and low sulphide content disseminated in the wall rocks.
The deposits are narrow, elongated and folded. In general, the mineralisation consists of sericitic zones and quartz veinlets. The gold occurs as microscopic or sub microscopic inclusions in arsenopyrite and sometimes an iron-antimony sulphide berthierite (FeSb
2
S
4
).
Other typical sulphide minerals are pyrrhotite, pyrite and chalcopyrite.
AGA MINERAÇÃO
continued
Córrego do Sítio
Aeromagnetic survey – Córrego do Sítio
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

EXPLORATION
In 2013, more than 34,000m of drilling was executed along CdS trends. The main results came from São Bento mine by the revaluation of São Bento database augmented by deep-hole drilling that, together,conﬁrmed high-grade mineralisation at depth.
Exploration was directed on four fronts:
•
to support the production plan of the mines;
•
to assess high-grade mineralised targets;
•
to evaluate the potential of near mine areas; and
•
to evaluate the full geological potential of the site.
To support the production plan, a drilling campaign was conducted on the oxidised ore, aiming at Mineral Resource conversion from
Inferred Mineral Resource to Indicated Mineral Resource in areas planned to be mined in the next two years. At underground mines the drilling also was focused on Mineral Resource conversion at Sangue de Boi, Carvoaria, Laranjeiras and Cachorro Bravo orebodies.
To access high-grade zones and the near-mine areas the geological database was reviewed aiming to improve the understanding of the CdS II (São Bento) potential. Many drill holes were re-logged and re-sampled. The geological model also was reviewed to support a future drilling plan. To conﬁrm the potential, one deep hole was executed intercepting high-grade mineralisation below 1,600m depth. At CdS I the review of Carvoaria geological model was initiated to help in locating higher-grade zones.
To assess the full geological potential of the site, an airborne survey (Magnetic-Radiometric) was completed covering whole CdS area.
Based on the geophysical results the structural geology model is being revaluated to generate new exploration targets.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
AGA Mineração –
Córrego do Sítio
Measured 25 x 25 – – – –
Indicated 30 x 25,
50 x 30,
50 x 50
– – – – –
Inferred 25 x 40,
30 x 25,
40 x 100,
50 x 30,
50 x 50,
100 x 50,
100 x 100,
200 x 200
– – – –
Grade/Ore Control                3 x 3,
5 x 4
– – – – –
147
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

AGA MINERAÇÃO
continued
Córrego do Sítio
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Córrego do Sítio
Category
million
g/t
Tonnes
Moz
CdS I (Cachorro Bravo)
Measured
1.21
7.09
8.61
0.28
Indicated
0.60
6.84
4.12
0.13
Inferred
0.62
7.13
4.40
0.14
Total
2.43
7.04
17.12
0.55
CdS I (Carvoaria)
Measured
0.12
12.49
1.50
0.05
Indicated
0.59
11.55
6.77
0.22
Inferred
0.44
8.77
3.84
0.12
Total
1.14
10.58
12.11
0.39
CdS I (Secondary Orebodies)
Measured
0.01
2.72
0.03
0.00
Indicated
1.13
4.84
5.47
0.18
Inferred
3.93
3.87
15.23
0.49
Total
5.07
4.09
20.72
0.67
CdS I (Laranjeiras)
Measured
1.27
5.38
6.85
0.22
Indicated
1.09
5.57
6.09
0.20
Inferred
2.81
6.89
19.33
0.62
Total
5.17
6.24
32.28
1.04
CdS I (Transitional)
Measured
0.27
6.45
1.75
0.06
Indicated
1.13
4.41
4.96
0.16
Inferred
0.89
2.80
2.49
0.08
Total
2.29
4.03
9.21
0.30
CdS I (Oxides)
Measured
1.38
4.10
5.67
0.18
Indicated
1.90
3.83
7.29
0.23
Inferred
1.97
2.81
5.54
0.18
Total
5.26
3.52
18.49
0.59
CdS II (Pinta Bem)
Measured
–
–
–
–
Indicated
0.03
1.85
0.06
0.00
Inferred
0.17
3.60
0.62
0.02
Total
0.20
3.33
0.68
0.02
CdS II (Sangue de Boi)
Measured
0.05
6.99
0.36
0.01
Indicated
0.74
6.32
4.70
0.15
Inferred
1.66
5.91
9.82
0.32
Total
2.46
6.06
14.88
0.48
CdS II (Sao Bento Mine Resources)
Measured
–
–
–
–
Indicated
0.51
6.83
3.48
0.11
Inferred
4.12
5.91
24.36
0.78
Total
4.63
6.01
27.84
0.90
CdS II (Pari)
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
2.68
3.15
8.44
0.27
Total
2.68
3.15
8.44
0.27
CdS II (Secondary Orebodies)
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
0.25
3.64
0.92
0.03
Total
0.25
3.64
0.92
0.03
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

Inclusive Mineral Resource continued
as at 31 December 2013
Tonnes
Grade
Contained gold
Córrego do Sítio
Category
million
g/t
Tonnes
Moz
CdS II (Transitional) Measured – – – –
Indicated 0.00 2.92 0.01 0.00
Inferred 0.08 3.64 0.31 0.01
Total 0.09 3.62 0.32 0.01
CdS II (Oxides) Measured – – – –
Indicated 0.39 3.51 1.38 0.04
Inferred 1.24 3.42 4.23 0.14
Total 1.63 3.44 5.61 0.18
Córrego do Sítio Total 33.30 5.06 168.62 5.42
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Córrego do Sítio
Category
million
g/t
Tonnes
Moz
Measured 2.84 5.88 16.67 0.54
Indicated 5.77 5.30 30.58 0.98
Inferred 20.86 4.77 99.54 3.20
Córrego do Sítio Total 29.47 4.98 146.79 4.72
The Exclusive Mineral Resource includes all of the CdS areas. It also includes the Sangue de Boi, Cachorro Bravo, Laranjeiras and
Carvoaria underground deposits. The Inferred Mineral Resource that has been included in the oxide pit shells and is also part of the
Exclusive Mineral Resource.
ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Córrego do Sítio
Category
million
g/t
Tonnes
Moz
CdS I (Cachorro Bravo) Proved 0.36 4.68 1.71 0.05
Probable 0.25 4.29 1.08 0.03
Total 0.62 4.52 2.79 0.09
CdS I (Carvoaria) Proved 0.10 7.17 0.69 0.02
Probable 0.63 6.27 3.96 0.13
Total 0.73 6.39 4.65 0.15
CdS I (Laranjeiras) Proved 0.28 4.49 1.25 0.04
Probable 0.34 4.15 1.42 0.05
Total 0.62 4.30 2.67 0.09
CdS I (Oxides) Proved 0.49 2.64 1.30 0.04
Probable 0.99 2.10 2.08 0.07
Total 1.49 2.28 3.38 0.11
CdS II (Sangue de Boi) Proved 0.05 4.90 0.26 0.01
Probable 0.74 4.74 3.49 0.11
Total 0.79 4.76 3.75 0.12
CdS II (Oxides) Proved – – – –
Probable 0.04 2.46 0.09 0.00
Total 0.04 2.46 0.09 0.00
Córrego do Sítio Total 4.28 4.05 17.33 0.56
149
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

AGA MINERAÇÃO
continued
Córrego do Sítio
Ore Reserve modifying factors
31 December 2013
Córrego do Sítio
Gold
price
BRL/oz
Cut-off
value
g/t Au
Stoping
width
cm
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
CdS I (Oxides)
2,551
0.70
–
30.0
0.1
100.0
100.0
100.0
100.0
95.0
88.0
CdS II (Oxides)
2,551
0.65
–
30.0
0.1
100.0
100.0
100.0
100.0
92.0
87.0
CdS I (Cachorro Bravo)
2,551
3.42
321.0
30.0
–
92.0
107.0
100.0
100.0
90.0
87.0
CdS I (Carvoaria)
2,551
3.42
318.0
30.0
–
100.0
100.0
100.0
100.0
90.0
87.0
CdS I (Laranjeiras)
2,551
3.42
316.0
30.0
–
92.0
107.0
100.0
100.0
90.0
94.3
CdS II (Sangue de Boi)
2,551
4.33
321.0
10.0
–
100.0
100.0
100.0
100.0
92.0
88.0
Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Córrego do Sítio
Tonnes
Moz
Comment
CdS I (Oxides)
0.45
2.11
0.96
0.03
_
CdS I (Cachorro Bravo)
0.32
4.64
1.50
0.05
_
CdS I (Carvoaria)
0.42
5.36
2.24
0.07
_
CdS I (Laranjeiras)
2.20
4.36
9.59
0.31
_
CdS II (Oxides)
0.02
3.20
0.05
0.00
_
CdS II (Sangue de Boi)
0.65
5.03
3.28
0.11
_
Total
4.06
4.34
17.61
0.57
The Inferred Mineral Resource has been included in the mine design, but not in the mine plan. Inferred Mineral Resource has been located in the mining panels in the lower areas of some sulphide deposits such as Cachorro Bravo, Laranjeiras, Carvoaria and
Sangue de Boi.
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Leonardo Hiram Nunez
MAusIMM
312 268
8 years
BSc (Geology)
MSc (Mineral Resource Evaluation)
Ore Reserve
Renato Queiroz de Castro                     MAusIMM
312 329
9 years
BSc (Mining Engineering)
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

AMERICAS

SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

AGA MINERAÇÃO
continued
Cuiabá
LOCATION
Cuiabá Mine is located near Sabará, southeast of the city of Belo Horizonte within the mining district referred as the Iron Quadrangle.
This region is the second largest producer of iron, gold and manganese in Brazil. The ﬁrst mining works in the area were carried out by artisanal miners starting in 1740. The mine was acquired by Saint John Del Rey Mining Company Ltd in 1834. Research work and drift development were resumed in 1977, culminating with the reopening of the mine in 1985. In 1996, the company became a wholly-
owned subsidiary of the Anglo American Group, and in 1999, its ownership was transferred to the holding company AngloGold (now
AngloGold Ashanti), where it remains to this day.
The Cuiabá Expansion project was approved in 2005 and ramp-up ore production started in 2007. The refrigeration plant was started-
up in 2010 to allow mining below Level 16. Since 2011, Cuiabá Mine has changed the mining method from cut-and-ﬁll to long-hole;
aiming for more productivity, selectivity and safer conditions.
GEOLOGY
Cuiabá mine has gold mineralisation associated with sulphides and quartz veins in banded iron formation (BIF) and volcanic sequences.
The ore appears strongly stratiform due to the selective sulphidation of the iron-rich layers. Steeply-plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.
Apparent intersection of thrust faults with tight isoclinal folds in a ductile environment tends to control the mineralisation structures.
The host rocks are primarily BIF and secondarily maﬁc volcanics (mainly basaltic). Mineralisation is believed to be due to the interaction of low salinity, carbon dioxide rich gold-bearing ﬂuids with the high-iron BIF, basalts and carbonaceous graphitic schists. Sulphide mineralisation consists of pyrite and pyrrhotite with subordinate arsenopyrite and chalcopyrite; the latter tends to occur as a late-stage fracture ﬁll and is not associated with gold mineralisation. Wallrock alteration is typically carbonate, potassic and silicic, showing clear zonation in the underground environment. The ore is mainly concentrated in the silicic and sulphidation zones, inside the BIF or in potassic (and sericitic) zones near the basalts. The main deposits at Cuiabá are as follows:
•
normal limb: Fonte Grande Sul and Serrotinho; and
•
overturned limb: Balancão, Galinheiro and Canta Galo.
Viana
Serrotinho
Surucucu
Galinheiro
Extensão
Galinheiro Sul
Galinheiro FW
Balancão
Canta Galo
Fonte Grande
Fongte Grande Sul
NV
Scale
0 50 100 150m
Cuiabá geological map
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

EXPLORATION
In 2013 almost 29,000m of drilling was completed. This investment is part of a fast-track exploration programme that aims to investigate the down plunge continuity of the main mineralised zones below Level 21 and to deﬁne the potential of satellite deposits along the entire geological structure. The exploration programme was divided into underground and surface drilling. Underground drilling was executed with two rigs, focused on Mineral Resource addition in the Serrotinho deposit bellow Level 17 and Mineral
Resource conversion for Fonte Grande Sul, Galinheiro and Balancão between Levels 16-17. Surface drilling aims to conﬁrm the continuity of main deposits (Fonte Grande Sul, Serrotinho, Galinheiro and Balancão) below Level 21 to support the production plan.
Deep drilling has been executed with two rigs which can drill down to 2,600m (NQ) and 3,300m (HQ). In deep drilling, wedging has been employed to control the natural deviation that affects trajectory of the drill hole as well as to drill daughter holes from parent holes.
For 2014 exploration will be reinforced by the addition of one more underground drill rig to execute deeper holes. Apart from the addition and conversion of Mineral Resource for the main deposits, a drilling campaign will be executed for satellite deposits, mainly
Galinheiro Footwall and Viana.
PROJECTS
The Conceptual Study for Cuiabá Deep is in progress, including the following studies: exploration, rock engineering, transport alternatives, infrastructure, tailing dam and metallurgy. An output of the Conceptual Study will be a set of recommendations that must be addressed in order to sustain mine operations.
Additionally, a simulation exercise considering different alternatives for the mine transport system in the Cuiabá Mine is being carried out, considering four alternatives to determine the most cost-effective system for deepening the mine. In accordance with AngloGold
Ashanti’s guidelines, in the short term the focus is on carrying out engineering studies to optimise operating costs and improve the asset value.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
AGA Mineração –
Cuiabá
Measured 30 x 60 – – –
Drillhole inclination
reviewed to reﬂect
current value
Indicated 30 x 60 – – – –
Inferred 80 x 120 – – – –
Grade/Ore Control                 5 x 5
– – – –
153
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

AGA MINERAÇÃO
continued
Cuiabá
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Cuiabá
Category
million
g/t
Tonnes
Moz
Main Deposits
Measured
1.46
11.12
16.23
0.52
Indicated
0.94
9.15
8.63
0.28
Inferred
5.10
9.09
46.38
1.49
Total
7.50
9.49
71.24
2.29
Narrow Veins
Measured
1.50
5.67
8.52
0.27
Indicated
4.02
5.31
21.35
0.69
Inferred
4.06
6.12
24.84
0.80
Total
9.58
5.71
54.71
1.76
Secondary areas
Measured
0.72
6.37
4.58
0.15
Indicated
0.17
6.78
1.15
0.04
Inferred
0.32
6.08
1.92
0.06
Total
1.20
6.35
7.64
0.25
Cuiabá
Total
18.29
7.30
133.59
4.29
Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Cuiabà
Category
million
g/t
Tonnes
Moz
Measured
1.43
8.51
12.16
0.39
Indicated
1.24
6.66
8.24
0.27
Inferred
9.47
7.72
73.14
2.35
Cuiabá
Total
12.14
7.70
93.54
3.01
This Exclusive Mineral Resource is Inferred Mineral Resource that is in the process of being upgraded with conversion drilling.
The Exclusive Mineral Resource is located below infrastructure, starting on Level 17 (at Fonte Grande Sul and Serrotinho) and Level 14
(at Balancão, Galinheiro and Canta Galo). In addition, secondary areas consisting of old stoping panels and satellite deposits are also considered Exclusive Mineral Resource.
ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Cuiabà
Category
million
g/t
Tonnes
Moz
Main Deposits
Proved
1.07
9.11
9.75
0.31
Probable
0.71
7.74
5.53
0.18
Total
1.79
8.56
15.28
0.49
Narrow Veins
Proved
1.18
4.81
5.66
0.18
Probable
3.17
4.73
15.01
0.48
Total
4.35
4.75
20.67
0.66
Cuiabà
Total
6.13
5.86
35.95
1.16
Ore Reserve modifying factors
31 December 2013
Cuiabà
Gold
price
BRL/oz
Cut-off
value
g/t Au
Stoping
width
cm
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Main Orebodies
2,551
5.11
800.0
8.0
–
100.0
100.0
88.0
92.0
94.5
93.0
Narrow Veins
2,551
3.81
400.0
0.4
–
100.0
100.0
88.0
92.0
94.5
93.0
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Cuiabá
Tonnes Moz
Comment
Main Deposits 0.11 6.18 0.67 0.02 Part of deposit FGS Levels 15 and 16 and SER deposit Levels 15, 16 and 17
Narrow Veins 0.28 5.53 1.54 0.05 Part of deposits BAL and GAL from Level 12 to 15
Total 0.39 5.71 2.21 0.07
Inferred Mineral Resource is not transformed into Ore Reserve, but may be included for the purpose of deﬁning the business plan.
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Rodrigo Martins MAusIMM 311 050 9 years BSc (Geology)
MSc (Geology)
Ore Reserve Paulo Peruzzo MAusIMM 312 703 24 years BSc (Mining Engineering)
155
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

LOCATION
Lamego is located in the north-western part of the Iron Quadrangle metallogenetic province, close to Cuiabá gold mine. The mine is located to the east of the city of Belo Horizonte, which is in the Minas Gerais State in the south-eastern region of Brazil. The mining method is a combination of cut-and-ﬁll and room-and-pillar, which springs from the need to leave pillars in stopes that have a large mining area, exceeding the 20-m span designed by the geotechnical studies. It is also a method that permits selectivity, but it has constraints in terms of productivity. Recently, detailed inﬁll drilling provided information for a new method. The trial of a ‘long-blind-hole-
stoping’ bulk mining method is in progress.
GEOLOGY
The gold mineralisation at Lamego is characterised by deposits associated with two horizons of chemical sedimentary rocks: Banded
Iron Formation (BIF) and metachert (MCH), and also with shear zones containing abundant quartz veinlets. The proportions of these lithotypes vary substantially from one deposit to another. In the BIF, sulphide mineralisation is associated with gold, whilst in the MCH and quartz veins the gold occurs either as native gold or in sulphides. The mineralisation is characterised by sulphidation in the form of disseminated sulphide bands or as fracture ﬁlling and, more rarely, as massive sulphide hosted in BIF/MCH. Sulphide bands are rare in MCH. The plunge of the mineralised zones coincides with both the fold axis of the ﬁrst two structural events and the mineral stretching lineation.
The Arco da Velha deposit is located on the eastern side of a large fold and extends for 250m along the strike. In the north-eastern portion the mineralisation is concentrated in the MCH, whilst in the south-western portion it is concentrated in the BIF. Carbonaceous phyllite and chlorite-sericite schists occur in the hangingwall contact, while hydrothermally-altered meta-andesite occurs in the footwall.
The Cabeça de Pedra deposit is located in the hinge region of the large Lamego structure. The area which has shown the best economic potential contains BIF and MCH (80% of the area consists of BIF and the remaining 20% is MCH). The presence of faulting makes the stratigraphy complex in some areas. The carbonaceous phillite and clorite/sericite schists normally occur in the hangingwall and meta-andesites in the footwall.
Carruagem is the main deposit and it is located close to the junction of two fold limbs in the northeast portion of the major structure.
It is a boudinaged body with two large disruptions in the structure (pinch and swell), followed by eastward displacement. The gold mineralisation is mainly associated with hydrothermal zones within the BIF.
EXPLORATION
In 2013 18,500m of drilling focused on Mineral Resource conversion as completed. Exploration at Lamego Mine was focused on the Carruagem deposit. A surface drilling campaign was completed to conﬁrm the continuity of mineralisation at Level 5 which will support mine development in that area. Other surface drilling was executed to test changes in the plunge of Carruagem below Level 7.
Underground drilling was executed aimed at Mineral Resource conversion for Carruagem around Level 6 and 6.01 and similarly Queimada for Level 5.
Exploration in 2014 is planned to be reinforced with the arrival of one underground rig that will be dedicated to Mineral Resource addition and conversion for the Queimada deposit. It will also aim to conﬁrm the continuity of Arco da Velha on the reverse limb. Finally, surface drilling of the down-plunge extents of the Carruagem deposit below Level 7 is planned.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
AGA Mineração –
Lamego
Measured
20 x 10
–
–
–
Grid spacing 10 x 12 at
Level 5.1
Indicated
125 x 25
–
–
–
–
–
Inferred
300 x 50
–
–
–
–
–
Grade/Ore Control                2 x 3
–
–
–
–
–
AGA MINERAÇÃO
continued
Lamego
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Lamego
Category
million
g/t
Tonnes
Moz
Arco da Velha Measured 0.09 5.05 0.47 0.01
Indicated 0.29 4.26 1.23 0.04
Inferred 0.38 3.34 1.26 0.04
Total 0.76 3.90 2.96 0.10
Cabeca de Pedra Measured 0.30 4.26 1.26 0.04
Indicated 1.13 3.57 4.04 0.13
Inferred 0.62 4.56 2.81 0.09
Total 2.04 3.97 8.11 0.26
Carruagem Measured 2.15 4.58 9.83 0.32
Indicated 0.65 4.81 3.15 0.10
Inferred 1.41 5.05 7.13 0.23
Total 4.22 4.77 20.12 0.65
Secondary areas Measured 0.17 5.02 0.86 0.03
Indicated 0.38 5.87 2.26 0.07
Inferred 1.09 3.90 4.23 0.14
Total 1.64 4.48 7.35 0.24
Lamego Total 8.66 4.45 38.53 1.24
157
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Lamego
Category
million
g/t
Tonnes
Moz
Measured
1.49
4.83
7.19
0.23
Indicated
1.65
4.24
6.99
0.22
Inferred
3.20
4.46
14.26
0.46
Lamego
Total
6.34
4.49
28.44
0.91
ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Lamego
Category
million
g/t
Tonnes
Moz
Arco da Velha
Proved
0.09
2.79
0.24
0.01
Probable
0.17
2.98
0.52
0.02
Total
0.26
2.92
0.76
0.02
Cabeca de Pedra
Proved
0.08
3.30
0.25
0.01
Probable
0.34
3.03
1.04
0.03
Total
0.42
3.08
1.29
0.04
Carruagem
Proved
1.28
3.28
4.21
0.14
Probable
0.46
3.81
1.75
0.06
Total
1.74
3.42
5.96
0.19
Lamego
Total
2.42
3.31
8.02
0.26
Ore Reserve modifying factors
31 December 2013
Lamego
Gold
price
BRL/oz
Cut-off
value
g/t Au
Stoping
width
cm
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Arco da Velha
2,551
2.57
350.0
5.0
–
83.8
69.3
105.8
87.0
94.5
93.0
Cabeca de Pedra
2,551
2.91
350.0
5.0
–
83.8
69.3
105.8
87.0
94.5
93.0
Carruagem
2,551
2.57        1,500.0
5.0
–
83.8
69.3
105.8
87.0
94.5
93.0
Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
Lamego
Tonnes Moz
Comment
Cabeca de Pedra
0.21
3.05
0.63
0.02
–
Carruagem
0.13
3.08
0.41
0.01
–
Total
0.34
3.06
1.05
0.03
Inferred Mineral Resource is not converted into Ore Reserve, but may be included for the purpose of deﬁning the business plan.
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Rodrigo Martins
MAusIMM
311 050
9 years
BSc (Geology)
MSc (Geology)
Ore Reserve
Renato Queiroz de
Castro
MAusIMM
312 329
9 years
BSc (Mining Engineering)
AGA MINERAÇÃO
continued
Lamego
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

AMERICAS

SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

AGA MINERAÇÃO
continued
Nova Lima Sul
LOCATION
The Nova Lima Sul project is located in the western portion of the Rio das Velhas greenstone belt, and all the exploration targets are within a 16km radius of the Queiroz metallurgical plant. The project was recently incorporated by Cuiabá-Queiroz brownﬁelds project due to new organisational structure in the Iron Quadrangle region. Nova Lima Sul exploration targets comprise mothballed operations
(Raposos underground mine), old mines (Mina Grande, Morro da Glória, Bicalho, Faria, Bela Fama), as well as old prospects (Luzia da
Mota, Limoeiro) and several old surface workings (Saboeiro Rasgão, Urubu and Luzia’s Mina Grande). The main exploration goal is to add to and convert the Mineral Resource in order to ﬁll the Queiroz plant’s spare capacity.
GEOLOGY
The Nova Lima Sul targets are situated in the south-western portion of the Iron Quadrangle in the Minas Gerais state of Brazil. The area is located in the volcanic sedimentary sequence of the Nova Lima Group (Rio das Velhas Supergroup), within the Rio das Velhas greenstone belt.
The Nova Lima Group hosts the main gold mines and mineral occurrences in the Iron Quadrangle and consists of a basal tholeiitic–
komatiitic volcanic unit with abundant chemical sedimentary rocks, which is overlain by a volcaniclastic unit with associated felsic volcanic rocks. This is in turn overlain by an upper clastic unit. The mineralised deposits in the Rio das Velhas greenstone belt are structurally controlled and are associated with hydrothermal alterations along D2 thrust shear zones, on a regional scale. The mineralisation is epigenetic and the most common mineralisation styles at Nova Lima Sul are massive, banded and disseminated sulphides hosted in banded iron formations (BIF) and lapa seca (albitised hydrothermal rocks).
Mapped deposit dimensions vary in thickness from around 0.5m to 20m and can be more than 5,000m in length (along plunge direction). The plunge is deﬁned by the stretching lineation and it is parallel to the fold axis of the ﬁrst two regional deformation events.
Geology of Raposos
The Raposos sequence is interpreted as a ductile thrust that occurred during the ﬁrst deformation event. The main mineralised area is associated with an anticline of the same event. The stratigraphic sequence, repeated by folds, has ultramaﬁcs at the base, overlain by komatiitic basalts, basalts and andesites with layers of BIF. Pelites and metavolcaniclastic occur at the top of the sequence. The BIF is oxide facies (magnetite and quartz), with carbonatisation in the mineralised areas.
The mineralisation is primarily located in the BIF and surrounded by concentric hydrothermal alteration zones consisting of sericitisation, carbonatisation and chloritisation.
Geology of Morro da Glória
In the Morro da Glória area the rocks consist of komatiitic ultramaﬁcs, graphite phylite, felsic metavolcaniclastic associated with metapelites and several layers of BIF.
The large-scale folds at Raposos and Morro da Glória are anticlines and the mineralisation is associated with these folds and shear zones, surrounded by concentric hydrothermal alteration zones consisting of sericitisation, carbonisation and chloritisation. BIF is oxide facies (magnetite and quartz), with carbonatisation in the mineralised areas. The gold is associated with sulphides and quartz veins in the BIF and altered schists.
EXPLORATION
In 2013 no exploration was completed in the Nova Lima Sul region.
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
AGA Mineração –
Nova Lima Sul
Measured 15 x 15,
30 x 30
– –
–
Surface channel sampling
and DD plus 34 Level open
at Raposos mine
Indicated 30 x 30,
60 x 60
– – – Surface channel sampling
and DD plus 34 Level open
at Raposos mine
Inferred 60 x 60,
100 x 100
– – – Channel sampling in the
levels at Raposos mine
and DD
Grade/Ore Control                 3 x 3
– – –
–
–
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Nova Lima Sul
Category
million
g/t
Tonnes
Moz
Morro da Glória Measured – – – –
Indicated – – – –
Inferred 1.26 6.52 8.21 0.26
Total 1.26 6.52 8.21 0.26
Raposos Measured 0.18 7.01 1.29 0.04
Indicated 0.41 6.85 2.80 0.09
Inferred 2.25 6.44 14.50 0.47
Total 2.84 6.53 18.59 0.60
Luzia da Mota Measured 0.35 2.72 0.96 0.03
Indicated 0.56 2.75 1.54 0.05
Inferred 0.63 3.03 1.90 0.06
Total 1.54 2.86 4.41 0.14
Nova Lima Sul Total 5.65 5.53 31.21 1.00
The Nova Lima Sul project currently does not have any declared Ore Reserve and the Exclusive and Inclusive Mineral Resource
numbers are therefore identical.
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Rodrigo Martins MAusIMM 311 050 9 years BSc (Geology)
MSc (Geology)
161
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

LOCATION
Since May 2012, Serra Grande has been wholly owned by AngloGold Ashanti and controls, or has an interest or agreements in, approximately 48,207ha in and around the Crixás mining district in the north-western area of the Goiás in central Brazil. Serra Grande is located 5km from the city of Crixás and 420km from the Brazilian capital, Brasilia.
The Serra Grande operation comprises three underground mines, namely Mina III (Orebody IV), Mina Nova (including Pequizão) and
Palmeiras, and one open pit (100m at depth), which represents the outcrop of mineralised Superior (massive sulphides) and Inferior
(quartz vein with visible gold) zones. The processing circuit is equipped with grinding, leaching, ﬁltration, precipitation and smelting facilities, and is currently able to process 1.20Mtpa, expected to increase to 1.28Mtpa with operational improvements in 2014.
Three mining methods are used in underground mines: cut and ﬁll, sub-level stoping and room and pillar.
GEOLOGY
The Serra Grande gold deposits are hosted in a typical greenstone belt sequence. The host rocks belong to the Crixás Group of the
Upper Archean in the Crixás greenstone belt. The Crixás greenstone belt is surrounded by granitic gneiss terrains from the Anta and
Caiamar complexes and metasedimentary rocks from the Santa Terezinha Group, which is part of the magmatic arc of Goiás.
Two main deformation events have been identiﬁed in the region. The ﬁrst event is a thrust event (east over west, called D1). This event was responsible for stacking and inverting the stratigraphic sequence. The second event (D2) was the thrusting of the Santa Terezinha sequence over the Crixás greenstone belt, folding the rocks (F2) and generating the structures that control the gold mineralisation, generally parallel to the fold axis.
The mineralisation is associated with quartz veins, massive to disseminated sulphides in metasedimentary, metavolcaniclastic rocks and metabasalts, with different degrees of hydrothermal alteration. The mineralisation is controlled by regional shear-thrust structures
(named Structure II, III, IV and V and Palmeiras), and the mineralisation occurs as stacked lenses, generally concentrated in the same high deformation positions (with folds and disruptions) in the mentioned structures. Geometry of the mineralised deposits is typically complex, with pinch and swell, folded and boudinage shapes, dipping from 10° to 25° and with greatest continuity along northwest-
plunging structures (azimuth true 290). Greenstone belt regional tectonics consists of a dome and keel structure and Cajueiro deposit was deﬁned into this structure in 2012, 7km from the current operations. Encouraging drilling intersections added to other exploration works demonstrate potential for Crixás North greenstone belt related targets.
In Structure II the mineralisation is arsenopyrite associated with quartz as veinlets in carbonaceous metapelite as seen in the new deposit, Cajueiro. In Structure III, the mineralisation is located in quartz veins that are hosted in carbonaceous schists, representing the highest gold grades (>8 g/t, with free gold), as seen in Mina III (Inferior zone) and Ingá. This structure is also associated with massive and disseminated sulphides (mainly pyrrhotite and arsenopyrite) that occur in a sequence of hydrothermally-altered schists.
The mineralisation of Structure IV comprises quartz veinlets and disseminated sulphide (pyrrhotite) hosted in graphite schists as at
Pequizão. The mineralised zones are hosted in sericite and chlorite schists with massive and disseminated sulphide concentrated in folded zones. The ore shoots plunge to the northwest and the dips vary between 6° and 35°. Palmeiras structure is associated with hydrothermal alteration of metabasalts, with sericite, chlorite, carbonate and massive sulphides (pyrrhotite).
The main producing areas are the Palmeiras Mine in the southern portion of the mine camp, Pequizão accessed from Mina Nova, Mina III
(orebody IV) and the open pit (outcrop of Mina III). Exploration strategy is focusing on high-grade targets. In 2013 new high-grade mineralisation (average > 8g/t) was identiﬁed beneath Pequizão. This new target, named Ingá, is in preliminary exploration stage and shows visible gold in the quartz vein of Structure III, the same structure that hosts Mina III, and has been declared as new Inferred
Mineral Resource in 2013.
Regional greenstone tectonics are being reassessed and a dome and keel (saddle) regional structure has been identiﬁed. Efforts are being undertaken to map the greenstone belt in more detail to conﬁrm this idea. Once the implications are better understood this model could suggest the repetition of the mineralisation towards the NW. Structures II, III, IV and V seem to deﬂect towards the NW and even N-NE, generating new prospective areas and explaining old anomalies previously poorly understood.
SERRA GRANDE
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

EXPLORATION
The fast-track exploration programme at Serra Grande has added 1.5Moz of new Inferred Mineral Resource to the Serra Grande
portfolio in the past three years. Over the next two years exploration will seek to add further high-grade ore, to increase the average grade of the Ore Reserve and further extend the life of the operation. This programme, which began in 2011 and continued in 2013, is aligned with the strategy of adding new high-grade Mineral Resource in new targets, such as Inga and Crixás North, as well as extending the life of currently mined deposits such as Pequizão, Palmeiras, Orebody IV and Mina Nova.
In 2013, 58,000m of drilling was completed, and added to Serra Grande portfolio at an average grade of 8.19g/t (Inga Mineral
Resource). In Serra Grande, the currently known deposits generally were thought to have mineralisation concentrated between depths of 200 and 400m. However, this theory was challenged and in 2013 new high grade intercepts were obtained in the quartz vein of
Structure III, at a depth of 650m, just beneath the current Structure IV of the Pequizão deposit. This new target is named Ingá and is being drilled on a grid 100 x 50m. It is in the initial stage of exploration, but the ﬁrst positive results with high grades in quartz veins
(>8g/t), potentially similar to the visible gold in gold-bearing quartz veins of Mina III, are encouraging.
In parallel, new regional targets are being generated through geochemistry, geophysics and geological mapping. These bring important new drilling targets towards the south and north extensions of the greenstone belt. More information will be collected by the scheduled exploration in 2014 and 2015.
PROJECTS
Based on the ﬁrst results from the Inga Inferred Mineral Resource, a scoping study is being developed to identify possible future economic mining options. Consequently, the mining and metallurgical teams have started to study options to develop declines and horizontal drifts from current infrastructure of either Mina III or Mina Nova, as well as analysing mining methods and mining recovery based on a ﬁrst preliminary study. The preliminary mine design has been generated on the Inferred Mineral Resource model.
163
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
Serra Grande
Measured
10 x 10,
20 x 10
–
–
Other: percussion drilling
Indicated
10 x 20,
20 x 50
–
–
–
–
Inferred
50 x 50,
50 x 100,
100 x 50
–
–
–
–
–
Grade/Ore Control                2 x 2
–
–
–
–
–
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Serra Grande
Category
million
g/t
Tonnes
Moz
Mina Nova
Measured
3.01
3.41
10.27
0.33
Indicated
1.57
3.11
4.89
0.16
Inferred
2.23
3.31
7.40
0.24
Total
6.82
3.31
22.56
0.73
Mina III
Measured
1.15
4.66
5.34
0.17
Indicated
1.05
4.62
4.85
0.16
Inferred
1.82
4.88
8.89
0.29
Total
4.02
4.75
19.08
0.61
Palmeiras
Measured
0.30
6.84
2.06
0.07
Indicated
0.35
5.58
1.94
0.06
Inferred
0.86
4.88
4.19
0.13
Total
1.51
5.44
8.19
0.26
Pequizao
Measured
0.68
5.50
3.77
0.12
Indicated
1.38
4.71
6.50
0.21
Inferred
4.50
3.83
17.25
0.55
Total
6.56
4.19
27.51
0.88
Cajueiro
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
1.22
2.89
3.52
0.11
Total
1.22
2.89
3.52
0.11
Open pit
Measured
0.28
3.20
0.88
0.03
Indicated
0.34
3.11
1.04
0.03
Inferred
0.13
1.88
0.24
0.01
Total
0.74
2.93
2.16
0.07
Inga
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
1.18
8.19
9.65
0.31
Total
1.18
8.19
9.65
0.31
Total stockpiles
Measured
0.19
1.65
0.31
0.01
Indicated
–
–
–
–
Inferred
–
–
–
–
Total
0.19
1.65
0.31
0.01
Serra Grande
Total
22.23
4.18
92.98
2.99
SERRA GRANDE
continued
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Serra Grande
Category
million
g/t
Tonnes
Moz
Measured
0.17
5.99
1.03
0.03
Indicated
1.31
3.60
4.72
0.15
Inferred
9.67
4.04
39.07
1.26
Serra Grande
Total
11.15
4.02
44.83
1.44
The Exclusive Mineral Resource is located very close to the Serra Grande site, mostly inside the operational mine footprint. The Mineral
Resource can be divided into three categories:
•
Inferred Mineral Resource of operating mines, every year partially reclassiﬁed through conversion drilling (inﬁll) in accordance of the production plan (BP2014). Represents 44% of total;
•
Resources not feasible economically for the current year BP2014, representing 19% of Exclusive Mineral Resource; and
•
Resources that need economic studies representing around 37% of the Exclusive Mineral Resource. The exception to the location is the Cajueiro deposit, located 10km from the Serra Grande site.
Mineral Resource below infrastructure
as at 31 December 2013
Tonnes
Grade
Contained gold
Serra Grande
Category
million
g/t
Tonnes
Moz
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
10.94
4.46
48.82
1.57
Serra Grande
Total
10.94
4.46
48.82
1.57
2.79 -0.18
-0.01
0.00
0.31
0.08 0.00 0.00
2.99
Ounces
(millions)
3.00
2.95
2.90
2.85
2.80
2.75
2.70
2.65
2.60
2.55
2012 Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other Acquisition/
Disposal
2013
Serra Grande
Mineral Resource reconciliation: 2012 to 2013
0.76 -0.14 -0.01 -0.01
-0.03
0.00 -0.01 -0.00
0.57
Ounces
(millions)
0.78
0.74
0.70
0.66
0.62
0.58
0.54
2012 Other
2013
Serra Grande
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
165
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
Serra Grande
Category
million
g/t
Tonnes
Moz
Mina Nova
Proved
1.80
2.22
3.99
0.13
Probable
0.42
2.76
1.16
0.04
Total
2.22
2.32
5.15
0.17
Mina III
Proved
0.49
3.37
1.65
0.05
Probable
0.83
3.34
2.78
0.09
Total
1.32
3.35
4.43
0.14
Palmeiras
Proved
0.26
3.84
1.02
0.03
Probable
0.28
3.09
0.87
0.03
Total
0.54
3.45
1.88
0.06
Pequizao
Proved
0.43
3.85
1.67
0.05
Probable
0.92
3.72
3.40
0.11
Total
1.35
3.76
5.07
0.16
Open pit
Proved
0.25
2.97
0.75
0.02
Probable
–
–
–
–
Total
0.25
2.97
0.75
0.02
Total stockpiles
Proved
0.19
1.65
0.31
0.01
Probable
–
–
–
–
Total
0.19
1.65
0.31
0.01
Serra Grande
Total
5.87
3.00
17.59
0.57
Ore Reserve modifying factors
31 December 2013
Serra Grande
Gold
price
BRL/oz
Cut-off
value
g/t Au
Stoping
width
cm
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Mina III
2,551
2.47
250.0
15.0
–
100.0
100.0
100.0
100.0
95.0
92.1
Mina Nova
2,551
2.12
250.0
7.0
–
100.0
100.0
100.0
100.0
95.0
92.1
Palmeiras
2,551
2.10
200.0
12.0
–
100.0
100.0
100.0
100.0
95.0
92.1
Pequizao
2,551
2.14
350.0
12.0
–
100.0
100.0
100.0
100.0
95.0
92.1
Open pit
2,551
1.47
500.0
7.0
–
100.0
100.0
100.0
100.0
95.0
92.1
Inferred Mineral Resource in business plan
Approximately 22% of the Inferred Mineral Resource to which Serra Grande’s technical team considers it possible to apply the mining parameters with reasonable safety and reliability, has been included in the company’s LOM.
Ore Reserve below infrastructure
There is no Ore Reserve reported below infrastructure.
SERRA GRANDE
continued
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Diogo Afonso Costa
MAusIMM
311 574
11 years
BSc (Geology)
Ore Reserve
Wanderlucio Gomes Martins
MAusIMM
311 568
13 years
BSc (Mining Engineering)
0 1 2 3 4 5 6 7 8 9 10
Tonnes
above
cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
13
12
11
10
98
8
7
6
5
4
3
2
1
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
Tonnes above cut-off Ave grade above cut-off
Serra Grande
Grade tonnage curve – Surface (metric)
0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
22
20
18
16
14
12
10
8
6
4
2
Tonnes above cut-off Ave grade above cut-off
Serra Grande
Grade tonnage curve – Underground (metric)
Stacking behaviour of major ore bodies at Serra Grande
167
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

COLOMBIA
COUNTRY OVERVIEW
Systematic regional greenﬁelds exploration has been undertaken by AngloGold Ashanti and its joint venture partners (B2Gold, Glencore
International and Mineros S.A.) in Colombia since 2004. AngloGold Ashanti has consolidated its tenement position from roughly
100,000km in 2009 to 13,855km2 at the end of 2013 through a variety of structures, including joint ventures and the relinquishing of non-prospective areas.
At Gramalote (51% AngloGold Ashanti, 49% B2Gold), the joint venture partners renegotiated their agreement, resulting in AngloGold
Ashanti assuming management of the project through a project pre-feasibility study team.
At the wholly-owned La Colosa project, brownﬁelds exploration drilling has resumed after area adjustment permitting for new platforms has been successfully completed. Pre-feasibility development studies have been focusing on infrastructure site facility scenarios.
AngloGold Ashanti secured regional district scale opportunities surrounding La Colosa and is continuing with regional targeting of similar gold-rich porphyry mineralisation.
MINERAL RESOURCE ESTIMATION
Gramalote
At Gramalote, about 103,744m of drilling (74,652m at Gramalote Central and 11,249m at the Trinidad area and 17,843m at Monjas
West area) was used to support the estimation of Inferred, Indicated and Measured Mineral Resource. Mineral Resource modeling was performed using a geological model based on alteration, vein abundance and gold grade. Assay gold grades composited to
2-metre down-hole intervals and outliers are capped based on the distribution observations using probability plots by each estimation domains, The geostatistical technique of UC was used to estimate block grades and quantify the effect of selective mining. All available geological drill hole and mapping information, both surface and underground, has been validated for use in the modelling process.
La Colosa
At La Colosa, some 109,000m of drilling was used to support the estimation of an Inferred Mineral Resource. Gold grades were estimated using Ordinary Kriging. Kriging was performed into a block size of 50m x 50m x 10m using lithological domains (wireframes)
in a grade-based mineralisation envelope and also for the waste surrounding the mineralisation. All available geological drill hole, surface sampling and mapping information has been validated for use in the modelling process.
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

LOCATION
The Gramalote property is located on the eastern ﬂank of the Cordillera Central near the town of Providencia and San Jose del Nus in the municipality of San Roque, northwest of the Department of Antioquia, Colombia. It is approximately 230km northwest of the
Colombian capital of Bogota and 124km northeast of Medellin which is the regional capital of Antioquia Department, with a population of more than two million people. The municipalities of San Roque and Maceo are within 20km of the project site.
GEOLOGY
The Gramalote gold deposit is hosted in the late-Cretaceous Antioquia Batholith. This intrusive covers an area of approximately
7,200km
2
, and composes the core of the Central Cordillera at the Antioquia Department. The Antioquia Batholith is composed of
92% tonalite and granodiorite, with the remaining 8% comprising two subordinate rock types: granodiorite to quartz–monzonite and gabbro.
Gramalote is interpreted to be an intrusive-hosted structurally-controlled stockwork gold and silver deposit. Gold mineralisation is controlled by northeast-southwest trending shear zones and north-northwest to south-southeast trending shear extensional zones affecting the tonalites and granodiorites of the Antioquia Batholith. Mineralisation is associated with stockwork veining, particularly quartz with ﬁne-pyrite veins, quartz-carbonate veins, and quartz with coarse pyrite veins.
The deposit is completely hosted by medium- to coarse-grained biotite +\- hornblende tonalite and granodiorite. Detailed lithology, alteration and structural mapping within the Gramalote Ridge area emphasizes the homogeneity of the tonalite intrusive with more than
95% of the rock mass comprised of tonalite-granodiorite. Alteration assemblages related to mineralisation are variable and are closely linked to the structural evolution of the area.
The Gramalote Project comprises three distinct deposits, Central Gramalote, Trinidad and Monjas West within a greater mineral tenement block of some 35,000 hectares exclusively retained under license by the joint venture.
The main zone of mineralisation deﬁned by drilling has been traced along strike to the northeast for approximately 1,100m.
Mineralisation occurs within several zones that periodically coalesce both along strike and down-dip. Zones vary in width from tens of metres to 200 metres in true width with vertical to sub-vertical dips to the south-southeast. The Trinidad mineralised zone is located approximately three km north-northwest of the Gramalote Ridge. Monjas West is located 2.6km along the westward strike extension of the Gramalote Ridge zone. The style of alteration and mineralisation of both satellite deposits is similar to the Gramalote Ridge area.
A total of 464 drill holes (plus an underground tunnel) have been completed at Gramalote Ridge and the nearby exploration targets totalling 130,783m. AngloGold Ashanti drilled a total of 46 diamond drill holes (13,063m) and completed a 240m horizontal exploration tunnel in 2006 and 2007. B2Gold drilled an additional 89 diamond drill holes (29,978 metres), of which 66 were in the Gramalote Ridge area (21,967m), and took additional channel samples in the tunnel in 2008. Gramalote Colombia Limited drilled a total of 82,092m distributed among 253 diamond drill holes and 5,650m of RC drilling distributed in 76 holes drilled in Gramalote Hill on a drilling pattern of 12.5m x 12.5m as a grade control trial.
Based upon regional and property scale mapping, Gramalote Ridge and surrounding zones of interest are located between two
WNW-trending macro-scale curved lineaments which splay off the Palestina fault to the east and transect the Antioquia Batholith.
These include the Nus River lineament and the El Socorro lineament. Differential movement along the Nus and El Socorro lineaments is thought to have generated NNW, NS and NE striking tensional dilation within the tonalite, reﬂected in the formation of stockwork style as well as sheeted quartz and quartz carbonate veins.
EXPLORATION
Exploration strategy during 2013 was focused on two deposits, Gramalote Central, where a drilling programme aimed to conﬁrm potential Mineral Resource was carried out and Monjas West where a drilling programme was designed to conﬁrm and upgrade the
Inferred Mineral Resource. In addition to these, sterilisation, infrastructure, hydrogeology and geotechnical drilling were performed.
Based on lithological continuity, similar structural setting and mineralisation style and the presence of historical artisanal mining extending along the entire area, the further exploration potential in the district is judged to be high. There is a large tenement position that has only been explored over less than 15% of its area. GCL is advancing a comprehensive exploration programme led by geophysical and geochemical surveys to assist in deﬁning exploration targets that are expected to conﬁrm the existing Mineral
Resource and expand the known mineralisation endowment.
GRAMALOTE
169
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

2.55 0.00 -0.11 0.00
0.75
-0.10 0.00 0.00
3.09
Ounces
(millions)
3.2
3.1
3.0
2.9
2.8
2.7
2.6
2.5
2.4
2.3
2012 Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other Acquisition/
Disposal
2013
Gramalote
Mineral Resource reconciliation: 2012 to 2013
0.00
0.25
0.50
0.75
1.00
1.25
1.50
1.75
2.00
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
350
300
250
200
150
100
50
0
Tonnes above cut-off
Ave grade above cut-off
Gramalote
Grade tonnage curve – Surface (metric)
GRAMALOTE
continued
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
Gramalote
Measured
25x25
–
–
–
–
–
Indicated
50x50
–
–
–
–
–
Inferred
100x100
–
–
–
–
–
Grade/Ore Control                12x12
–
–
–
–
Test Grade Control pattern
completed to conﬁrm the UC
parameters, these drill holes were
not included in the ofﬁcial model
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
Gramalote
Category
million
g/t
Tonnes
Moz
Main Zone
Measured
14.80
0.79
11.62
0.37
Indicated
50.52
0.59
29.75
0.96
Inferred
64.74
0.43
27.58
0.89
Total
130.06
0.53
68.95
2.22
Trinidad
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
45.50
0.41
18.72
0.60
Total
45.50
0.41
18.72
0.60
Monjas West
Measured
–
–
–
–
Indicated
2.38
0.55
1.32
0.04
Inferred
12.00
0.59
7.07
0.23
Total
14.38
0.58
8.39
0.27
Gramalote
Total
189.94
0.51
96.06
3.09
All the Mineral Resource is exclusive and below infrastructure.
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource Claudio Devaux MAusIMM 315 689 26 years BSc (Geology)
171
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

LOCATION
The project is located 150km west of Colombia’s capital city, Bogota, and 30km west of the major town of Ibague, which is the capital of the Tolima department and the location of local government entities monitoring the project.
Mineralisation at La Colosa was discovered by AngloGold Ashanti’s Colombian greenﬁelds exploration team in 2006. Drilling commenced in 2007 and a conceptual study was completed in 2008. Pre-feasibility studies commenced in September 2008 and are ongoing.
The project is wholly owned by AngloGold Ashanti.
GEOLOGY
The La Colosa project is centered on a late Miocene (8.1 Ma) multiphase diorite porphyry gold complex intruded into reduced Paleozoic metasedimentary rocks. Although the porphyry system is generally copper-poor, a 0.1 – 0.2% Cu anomaly associated with Mo>150 ppm occurs laterally and at depth. The highest grade gold mineralisation is closely associated with a suite of early porphyry intrusions/
breccias with potassic and sodic-calcic alteration, high intensity of Au-sulphide veinlets and sulphur values generally exceeding 2.5%.
The multiphase diorite porphyry gold complex can be divided into three phases (early, intermineral and late) and is elliptical in shape with a known maximum north-south axis of at least 1,200m. The complex strikes N10W with a dip of 75° east-northeast, the contacts are mostly structurally bound. Intermineral and late dacitic dikes extend both north and south into the foliated schistose hornfels.
Extension drilling better deﬁned the porphyry contacts and high grade mineralisation along structural corridors. Additional upside for mineralisation occurs at the NW extension of the porphyry and structurally controlled along the La Colosa creek fault complex.
San Antonio is a separate much smaller porphyry centre 1.2km south of La Colosa and characterised by hydrothermal and intrusion breccias associated with inter-mineral diorites and a late dacite stock.
Alteration and mineralisation
The paragenesis of the main alteration starts with pervasive sodic-calcic alteration overprinted by potassic alteration and in turn, cut by a sodic-calcic event. Potassic alteration, biotite and subordinate K-feldspar, occurs mainly as a pervasive replacement of the porphyries, especially the early phases. The second sodic-calcic alteration clearly overprints the potassic assemblage and is largely conﬁned to irregular, centimetre-scale patches and well-deﬁned veinlets.
The early and intermineral porphyry appear to have been altered and mineralised at the time of their intrusion, since there is scant evidence of veinlets crossing intrusive contacts. The gold content generally declines from early to intermineral diorite and is lowest for late dacite porphyry.
The veinlets at La Colosa appear to span the potassic to sodic-calcic alteration envents. The earliest veinlets are composed of quartz, biotite, K-feldspar, albite, actinolite, magnetite, pyrite, pyrrhotite plus minor chalcopyrite and molybdenite. The veinlets may be either quartz or magnetite dominant, quartz-rich veinlets have the characteristics of both A- and B-types in porphyry copper systems.
The main control of the bulk gold grade in the porphyry complex is the intrusive phase in which the mineralisation is hosted. Early intrusive phases present higher and more-consistent gold grades (average >0.9g/t). The inter-mineral diorite has average gold grades of less than 0.7g/t, the late dacite phase generally has only >0.3g/t gold grades close to the contact with early diorite phases.
The limited high-grade zone in the northeast forming the >1.5g/t envelope is centered on north-south striking, steeply-dipping eastward faults within a >100m wide zone of deformation. Hydrothermal alteration indicative for elevated gold grades vectors towards a weak sericite-illite-carbonate overprint.
Gold deportment and geometallurgy
Geometallurgical studies related to comminution modeling focused on obtaining hardness parameters. This metallurgical data has been correlated with multi-element assay and spectral mineralogical data to obtain proxies for metallurgical parameters.
EXPLORATION
The La Colosa Mineral Resource is located in a forest reserve as deﬁned by the Colombian Government. An area of 6.39ha has been temporarily extracted within a boundary of 515ha allowing for drill platforms, access and camp sites. An area exchange forest extraction programme allows for an additional 141 platforms to be prepared.
The current exploration strategy is to deﬁne the overall limits of the deposit.
The drilling programme is ongoing and a total of 109,114m (276 holes) has been drilled to support the estimation of the Inferred
Mineral Resource. The overall increase in the Mineral Resource at La Colosa is related to mineralisation found at the Belgica hornfels-
diorite contact zone and extension of known mineralisation at depth.
LA COLOSA
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

AMERICAS

SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

An oxide potential has been recognised and is related to secondary enrichment, mostly occurring in the north and northeast of the extracted exploration area.
PROJECTS
The Mineral Resource drilling plan for 2014 will focus on:
•
extension drilling at La Colosa NW;
•
inﬁll drilling of the high-grade starter pit area;
•
oxide drilling at La Colosa ridge; and
•
oxide drilling at P10 east of La Colosa fault.
Additional drilling will be carried out for hydrogeological and geotechnical studies.
A detailed structural geological model is required for starter-pit (and backﬁll) areas in the metamorphic rocks and for deﬁning the limits of mineralisation in higher-grade sectors. This work was initiated in 2011 and is on-going. The La Colosa porphyry centre appears to be related to a north-east opening graben structure. High-grade intercepts are related to northwest-southeast brittle structures.
The average drill spacing of 100m x 100m has been reviewed for Mineral Resource classiﬁcation. Conversion to Indicated Mineral
Resource will require the construction of additional platforms, permission for which was obtained in the last temporary forest extraction solution.
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
La Colosa Measured –
–
–
–
– –
Indicated –
–
–
–
– –
Inferred 100 x 100
–
–
–
– –
Grade/Ore Control – – – – – –
Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
La Colosa
Category
million
g/t
Tonnes
Moz
Open pit Measured – – – –
Indicated – – – –
Inferred 1,039.49 0.84 872.55 28.05
La Colosa Total 1,039.49 0.84 872.55 28.05
The La Colosa Mineral Resource is reported at a cut-off grade of 0.3g/t. The mineralisation has been classiﬁed as an Inferred Mineral
Resource on the basis of an average drill-hole spacing of 100m x 100m. All the Mineral Resource is exclusive and below infrastructure.
LA COLOSA
continued
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Rudolf Jahoda
MAusIMM
990 544
22 years
MSc (Mining Geology)
PhD (Geology)
0.00 0.25 0.50 0.75 1.00 1.25 1.50
2.00
1.75
2.25 2.50 2.75 2.80
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1,600
1,400
1,200
1,000
800
600
400
200
0
Tonnes above cut-off
Ave grade above cut-off
La Colosa
Grade tonnage curve – Surface (metric)
26.84 0.00
-4.10
0.00
5.32
0.00 0.00 0.00
28.05
Ounces
(millions)
29.0
28.0
27.0
26.0
25.0
24.0
23.0
22.0
21.0
2012 Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other Acquisition/
Disposal
2013
La Colosa
Mineral Resource reconciliation: 2012 to 2013
175
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

COUNTRY OVERVIEW
AngloGold Ashanti currently operates one mine in the United States of America near Cripple Creek, Colorado. The Cresson Mine is operated by the Cripple Creek and Victor Gold Mining Company (CC&V), a wholly-owned subsidiary of AngloGold Ashanti Ltd.
CC&V currently controls over 85% of the patented claims within the district and 100% of the land containing the 2012 Mineral
Resource. The Ore Reserve and Mineral Resource are stated at 100% ownership basis, although portions of the Ore Reserve are subject to third-party royalties that vary according to individual agreements with the underlying property owner.
MINERAL RESOURCE ESTIMATION
A single uniﬁed Mineral Resource model has been developed for the entire district. The uniﬁed model encompasses all known deposits and drilling within the CC&V property. The estimation method is Multiple Indicator Kriging (MIK) and the primary variable estimated is the recoverable gold.
An estimated iron and oxide block model is utilised to interpolate block-speciﬁc coefﬁcients for input into the metallurgical recovery function. The method for calculating nominal shake leach values is a regression technique using geologically-logged categorical variables. Updated drill-hole information is used throughout. The drill-hole database is thoroughly reviewed before each Mineral
Resource estimation and the estimation domains are based on lithology and structural domains for each deposit.
ORE RESERVE ESTIMATION
The Ore Reserve pit designs were based on Lerchs-Grossmann (LG) optimisations of the Mineral Resource model. The LG algorithm applies economic values to individual blocks and then generates a pit shell based on geotechnical constraints. Successive nested shells are generated until the economic limits of the pit are established. These shells are then used as a template for ﬁnal mine design.
Pit slope designs for all deposits were based on geotechnical studies and range between 32° and 57°. All pits were designed using a
35 feet (10.7m) bench height except South Cresson, which utilises 20 feet (6.1m).
UNITED STATES OF AMERICA
Used with permission.
Pen and ink drawing of the historic
Portland II headframe by the late
Cherry Hunter.
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

CC&V
LOCATION
The mining operations at CC&V are located in central Colorado, USA, approximately 25km east of Colorado Springs. The mining district is located between the communities of Cripple Creek, to the northwest, and Victor, in the south.
The district is known for its historic underground mining activities which produced nearly 20 million ounces of gold from narrow, high-
grade, sheeted vein systems that contained gold-telluride mineralisation.
Currently, the mining activities are large, low-grade open-pit operations that utilise shovels and haul trucks to efﬁciently move as much material as possible. CC&V has produced nearly 4.5Moz of gold since 1995.
GEOLOGY
The dominant geological feature of the district is a 34Ma to 28Ma diatreme-intrusive that erupted through Precambrian rocks. The diatreme-intrusive complex is 6.4km long, 3.2km wide and consists of diatremal breccia that has been intruded by stocks, dykes and discordant breccias. Diatremal breccia lithologies include breccias composed exclusively of volcanic, Precambrian or sedimentary material or any combination of the three. Early intrusions are predominantly within these alkaline phonolite-phonotephrite series of rocks and were followed by later lamprophyres. All rocks have undergone minor structural deformation and a complex history of hydrothermal alteration. Gold mineralisation, dated between 27.8Ma and 26.6Ma, is hosted in all rock types and constrained in veins.
The mineralisation can also be disseminated or can occur in structurally-controlled deposits. Primary ore minerals include microscopic native gold, native gold with pyrite and gold tellurides. Silver is present but has minimal economic importance.
EXPLORATION
Exploration activities during 2013 focused on three different programmes:
•
upgrading of the Mineral Resource to allow for conversion to Ore Reserve for the low-grade, heap-leach operations;
•
further deﬁnition of higher-grade zones within the open-pit design shells; and
•
drill testing of high-grade zones that lie outside the pit designs, but could be mined by underground methods.
Nearly 44,000m were drilled during 2013, which included approximately 36,000m of RC drilling and 8,000m of DD.
PROJECTS
The exploration activities were conducted under the Mine Life Extension-2 (MLE-2) project as well as the Underground project. MLE-2 is evaluating the extension of the mine life by adding low-grade, heap-leach tonnes to the Ore Reserve with the construction of a plant to process high-grade zones of mineralisation that are intersected during the open-pit mining activity. The underground programme is exploring for an additional Mineral Resource that is suitable for mining underground to supplement plant feed.
177
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

CC&V
continued
MINERAL RESOURCE
Details of average drill-hole spacing and type in relation to Mineral Resource classiﬁcation
Type of drilling
Mine/Project
Category
Spacing
m (-x-)
Diamond
RC
Blast-hole Channel
Other
Comments
CC&V
Measured
5 x 6,
30 x 30
–
–
*Blasthole drilling primary.
In some cases RC is
primary, diamond drill core
is used for conﬁrmation
of RC drilling results,
metallurgical testing and
geotechnical high wall
design.
Indicated
45 x 45
–
–
–
RC primary, diamond
drill core is used for
conﬁrmation of RC drilling
results, metallurgical testing
and geotechnical high wall
design.
Inferred
75 x 75
–
–
–
Grade/Ore
Control
5 x 6
–
–
*Blasthole drilling primary,
RC & diamond drilling
included.
* Angled RC drilling implemented in 2013 for selective mining of mill ore.
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

Inclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
CC&V
Category
million
g/t
Tonnes
Moz
Cresson Measured 93.36 0.65 60.89 1.96
Indicated 75.72 0.59 44.83 1.44
Inferred 21.30 0.59 12.57 0.40
Total 190.38 0.62 118.29 3.80
South Cresson Measured 20.82 0.80 16.68 0.54
Indicated 7.77 0.97 7.55 0.24
Inferred 2.68 1.27 3.39 0.11
Total 31.27 0.88 27.62 0.89
Wild Horse Measured 6.13 0.61 3.77 0.12
Indicated 3.16 0.63 2.01 0.06
Inferred 0.94 0.53 0.50 0.02
Total 10.23 0.61 6.27 0.20
Wild Horse Extension Measured 35.13 1.16 40.81 1.31
Indicated 14.17 0.84 11.88 0.38
Inferred 1.09 0.55 0.60 0.02
Total 50.38 1.06 53.29 1.71
Altman Measured 17.25 1.06 18.35 0.59
Indicated 11.47 1.00 11.50 0.37
Inferred 4.16 1.05 4.36 0.14
Total 32.89 1.04 34.21 1.10
Globe Hill Measured 40.70 0.59 24.05 0.77
Indicated 36.15 0.61 22.12 0.71
Inferred 10.14 0.75 7.59 0.24
Total 86.98 0.62 53.76 1.73
Ironclad Measured 9.13 0.58 5.30 0.17
Indicated 11.88 0.53 6.28 0.20
Inferred 9.18 0.51 4.68 0.15
Total 30.20 0.54 16.26 0.52
Schist Island Measured 26.08 0.70 18.13 0.58
Indicated 12.85 0.61 7.89 0.25
Inferred 1.76 0.47 0.83 0.03
Total 40.69 0.66 26.85 0.86
Stockpiles Measured 0.64 1.09 0.70 0.02
Indicated – – – –
Inferred – – – –
Total 0.64 1.09 0.70 0.02
CC&V Total 473.66 0.71 337.24 10.84
179
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

Exclusive Mineral Resource
as at 31 December 2013
Tonnes
Grade
Contained gold
CC&V
Category
million
g/t
Tonnes
Moz
Measured
127.24
0.67
85.85
2.76
Indicated
112.52
0.63
70.38
2.26
Inferred
51.24
0.67
34.50
1.11
CC&V
Total
291.00
0.66
190.74
6.13
The Exclusive Mineral Resource material lies immediately outside the designed shells that hold the Ore Reserve. The mineralised zones are generally extensions of those seen within the Ore Reserve shells and additional drilling will allow for some of the Mineral Resource to be converted to Ore Reserve.
12.90 -0.58 -0.66 -0.57 0.21 -0.78 0.00 0.00
10.84
Ounces
(millions)
13.0
12.5
12.0
12.0
11.5
11.0
10.5
10.0
2012
Deple-
tion
Gold
price
Cost Explo-
ration
Metho-
dology
Other
Acquisition/
Disposal
2013
CC&V
Mineral Resource reconciliation: 2012 to 2013
5.88 -0.69 -0.01 -0.50 0.00 0.02 0.00 0.00
4.71
Ounces
(millions)
6.0
5.8
5.6
5.4
5.2
4.8
4.6
4.4
2012 Other
2013
CC&V
Ore Reserve reconciliation: 2012 to 2013
Deple-
tion
Model
change
Economics New
ounces
from
Projects
Scope
Change
Acquisition/
Disposal
CC&V
continued
ORE RESERVE
Ore Reserve
as at 31 December 2013
Tonnes
Grade
Contained gold
CC&V
Category
million
g/t
Tonnes
Moz
Cresson
Proved
22.97
1.00
22.93
0.74
Probable
12.14
0.91
11.09
0.36
Total
35.11
0.97
34.03
1.09
South Cresson
Proved
18.21
0.74
13.50
0.43
Probable
4.72
0.84
3.97
0.13
Total
22.93
0.76
17.47
0.56
Wild Horse Extension
Proved
28.08
1.16
32.52
1.05
Probable
10.00
0.81
8.11
0.26
Total
38.08
1.07
40.62
1.31
Globe Hill
Proved
35.50
0.60
21.28
0.68
Probable
27.66
0.60
16.60
0.53
Total
63.16
0.60
37.87
1.22
Schist Island
Proved
16.61
0.72
11.90
0.38
Probable
6.12
0.64
3.91
0.13
Total
22.73
0.70
15.81
0.51
Stockpiles
Proved
0.64
1.09
0.70
0.02
Probable
–
–
–
–
Total
0.64
1.09
0.70
0.02
CC&V
Total
182.65
0.80
146.50
4.71
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

Ore Reserve modifying factors
31 December 2013
CC&V
Gold
price
US$/oz
Cut-off
value
g/t Au
Dilution
%
Dilution
g/t
%
RMF
(based
on
tonnes)
%
RMF
(based
on g/t)
%
MRF
(based
on
tonnes)
%
MRF
(based
on g/t)
MCF
%
MetRF
%
Cresson 1,100 0.12 2.5 – 93.0 96.0 102.0 96.0 100.0 43.0 to 95.0*
Globe Hill 1,100 0.16 2.5 – 100.0 100.0 100.0 100.0 100.0 43.0 to 95.0*
Schist Island 1,100 0.16 2.5 – 100.0 100.0 100.0 100.0 100.0 43.0 to 95.0*
South Cresson 1,100 0.12 2.5 – 100.0 100.0 100.0 100.0 100.0 43.0 to 95.0*
Wild Horse Extension 1,100 0.16 2.5 – 100.0 95.2 100.0 97.0 100.0 43.0 to 95.0*
All ore control, plant and Mineral Resource model numbers use recoverable grade.
* Recovery factor varies according to ore type.
Inferred Mineral Resource in business plan
as at 31 December 2013
Tonnes
million
Grade
g/t
Contained gold
CC&V
Tonnes Moz
Comment
Cresson 0.31 0.99 0.31 0.01 –
South Cresson 0.89 1.29 1.15 0.04 –
Wild Horse Extension 0.44 0.56 0.25 0.01 –
Globe Hill 5.76 0.57 3.29 0.11 –
Schist Island 0.49 0.49 0.24 0.01 –
Total 7.89 0.66 5.23 0.17
181
AMERICAS
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

0.0
0.2
0.1
0.4
0.3
0.5
0.7 0.8
0.6
0.9 1.0
1.1
1.2
1.3 1.4
Tonnes
above
cut-off (millions)
Average
grade
above
cut-off (g/t)
Cut-off grade (g/t)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
600
500
400
300
200
100
0
Tonnes above cut-off
Ave grade above cut-off
CC&V
Grade tonnage curve – Surface (metric)
CC&V
continued
The Inferred Mineral Resource in the business plan is
approximately 4.3% of the Proved and Probable Ore Reserve
tonnes and 3.6% of the Proved and Probable Ore Reserve
ounces of gold.
The Inferred Mineral Resource is not used in the optimisation process for the Ore Reserve shells. The Inferred Mineral
Resource is generally located near the surface of pits that have not yet been mined. Some of this material is also found at the bottom of the Ore Reserve pits where the drill density is not as quite as uniform as in other areas.
COMPETENT PERSONS
Category
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualiﬁcation
Mineral Resource
Tim Brown
MAusIMM
226 857
27 years
BSc (Geology)
MBA
MSc (Geology)
Ore Reserve
Greg Gibson
SME
4134135 RM
10 years
BSc (Mining Engineering)
MSc (Mining Engineering)
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

AMERICAS

SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

ADMINISTRATIVE
INFORMATION
SECTION
SIX
P184-190
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

DEFINITIONS
MINERAL RESOURCE
The JORC Code, 2012 edition, deﬁnition of a Mineral Resource is as follows:
A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade (or quality), and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from speciﬁc geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological conﬁdence, into Inferred, Indicated and Measured categories.
All reports of Mineral Resources must satisfy the requirement that there are reasonable prospects for eventual economic extraction
(i.e. more likely than not), regardless of the classiﬁcation of the Mineral Resource. Portions of a deposit that do not have reasonable prospects for eventual economic extraction are not included in a Mineral Resource.
The Mineral Resource is estimated using all drilling and sampling information along with a detailed geological model.
The geological models are based on various combinations of core logging, mapping, geophysics, geochemistry and geological understanding that have been developed for each deposit. Most of the AngloGold Ashanti deposits have been the subject of research by world experts in the relevant class of gold deposits.
The grade estimation for each deposit has been developed over the life of the mine and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the deep South African mines utilise a process of Compound Log
Normal Macro Co-Kriging for the estimation of the Mineral Resource, while the open pits and shallow underground mines generally use recoverable Mineral Resource models, estimated using Uniform Conditioning or Multiple Indicator Kriging.
In order to comply with the economic requirement of the deﬁnition of Mineral Resource, all AngloGold Ashanti Mineral Resources
are constrained at an upside gold price, with all other parameters being kept the same as used for estimation of the Ore Reserve. In the underground gold mines, scoping studies are conducted on all coherent blocks of ground that lie above the calculated Mineral
Resource cut-off. These studies include all cost and capital requirements to access the block. In the case of open pit operations, pit optimisations are conducted at the Mineral Resource gold price and all material outside these shells is excluded from the Mineral
Resource, unless it is potentially mineable from underground.
It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Ore Reserve.
In interpreting the Mineral Resource it is critical to factor in the following:
•
The Mineral Resource is quoted in situ and has not been corrected for dilution, mining losses or recovery.
•
The Mineral Resource includes a high percentage of Inferred material, which, following further exploration drilling may be converted to an Indicated or Measured Mineral Resource.
•
Many of the areas lying in the exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It can, however, not be assumed at this stage that the company has intent to mine these areas.
Mineral Resource classiﬁcation is based on the ‘15% Rule’. A Measured Mineral Resource should be expected to be within 15% of the quarterly metal estimate at least 90% of the time, while for an Indicated Mineral Resource estimate the annual metal estimate should be within 15% of the metal estimated at least 90% of the time. For an Inferred Mineral Resource the annual error may for 90% of the time, be greater than 15%.
The process and methodology of classiﬁcation are at the discretion of the Competent Person and involves expressing the ‘15%
Rule’ as a required level of information, in tangible terms the spacing of the drill hole or tunnel spacing in a particular deposit.
Techniques such as conditional simulation or even an empirical reconciliation-based approach are employed. However, all operations are responsible for demonstrating, through reconciliation, that their classiﬁcation system conforms to the 15% rule set out above.
185
ADMINISTRATIVE INFORMATION
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

DEFINITIONS
continued
The Inferred Mineral Resource category is intended to cover situations in which a mineral concentration or occurrence has been identiﬁed and limited measurements and sampling have been completed, but in which the data are insufﬁcient to allow the geological or grade continuity to be interpreted with conﬁdence. Due to the uncertainty that may be attached to some Inferred Mineral Resources, it cannot be assumed that all or part of an Inferred Mineral Resource will necessarily be upgraded to an Indicated or Measured Mineral
Resource after continued exploration.
AngloGold Ashanti quotes its Mineral Resource as inclusive of the Ore Reserve. However, in this document the exclusive Mineral
Resource is also quoted. The exclusive Mineral Resource is deﬁned as the inclusive Mineral Resource less the Ore Reserve before dilution and other factors are applied.
The exclusive Mineral Resource consists of the following components:
•
Inferred Mineral Resource within the optimised shell;
•
Other Inferred Mineral Resource;
•
Measured and Indicated Mineral Resource that lies between the Life of Mine pit shell/mine design and the Mineral Resource pit shell. This material will become economic if the gold price increases; and
•
Mineral Resource where the technical studies to engineer an Ore Reserve have not yet been completed.
ORE RESERVE
The JORC Code, 2012 edition, deﬁnition of an Ore Reserve is as follows:
An ‘Ore Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is deﬁned by studies at
Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justiﬁed.
The reference point at which Reserves are deﬁned, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.
Ore Reserves are sub-divided in order of increasing conﬁdence into Probable Ore Reserves and Proved Ore Reserves.
In the underground operations, the Ore Reserve is based on a full mine design and in the case of open pits on a pit optimisation followed by a ﬁnal pit design. The Ore Reserve is reported according to tonnage, mean grade(s), and contained metal inclusive of mining dilution, mining ore losses and mine call factors. These modifying factors are based on measurements, rather than estimates.
Tonnage and grade estimates for surface stockpile materials that meet Ore Reserve criteria are itemised separately.
Only the Ore Reserve included for treatment in the business plan production schedule is considered in the Ore Reserve statement.
Inferred Mineral Resource is not included in the Ore Reserve statement.
For all new projects, an audited pre-feasibility (as a minimum requirement) must have been completed that demonstrates the viability of the project and meets the company’s investment requirements. This study must be signed off at the appropriate executive level in order to demonstrate an intent on the part of the company to proceed to feasibility and ultimately to implement the project.
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

GLOSSARY OF TERMS
ALL TERMS
BIF: Banded Ironstone Formation. A chemically formed iron-
rich sedimentary rock.
By-products: Any potentially economic or saleable products
that emanate from the core process of producing gold,
including silver, uranium and sulphuric acid.
Calc-silicate rock: A metamorphic rock consisting mainly of
calcium-bearing silicates such as diopside and wollastonite, often formed by metamorphism of impure limestone or dolomite.
Capital expenditure: Total capital expenditure on tangible
assets which includes stay-in-business and project capital.
Carbon-in-leach (CIL): Gold is leached from a slurry of ore with cyanide in agitated tanks and adsorbed on to activated carbon granules at the same time (i.e. when cyanide is introduced in the leach tank, there is already activated carbon in the tank and there is no distinction between leach and adsorption stages).
The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP): Gold is leached conventionally from a
slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.
Comminution: The crushing and grinding of ore to make
gold available for physical or chemical separation. (See also
“Milling”).
Contained gold: The total gold content (tonnes multiplied by grade) of the material being described.
Cut-off grade – surface mines (COG): The minimum grade
at which a unit of ore will be mined to achieve the desired
economic outcome.
Dense media separation (DMS): Using high density liquids to
separate ore.
Depletion: The decrease in quantity of ore in a deposit or
property resulting from extraction or production.
Development: The process of accessing a deposit through
shafts and/or tunnelling in underground mining operations.
Electro-winning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.
Feasibility Study: A comprehensive technical and economic
study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable
Modifying Factors together with any other relevant operational factors and detailed ﬁnancial analysis that are necessary
to demonstrate at the time of reporting that extraction is
reasonably justiﬁed (economically mineable). The results of the study may reasonably serve as the basis for a ﬁnal decision by a proponent or ﬁnancial institution to proceed with, or ﬁnance, the development of the project. The conﬁdence level of the study will be higher than that of a Pre-Feasibility Study (JORC 2012).
Flotation: Concentration of gold and gold-hosting minerals into a small mass by various techniques (e.g. collectors, frothers, agitation, air-ﬂow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-ﬂowing froth phase.
Full grade ore (FGO): Ore material with sufﬁcient grade to
carry the full operating cost. FGO cut-off is the break-even grade where cost is representative of all costs to carry the full operation excluding direct mining cost.
Gold produced: Reﬁned gold in a saleable form derived from
the mining process.
Grade: The quantity of gold contained within a unit weight of gold-bearing material generally expressed in grams per metric tonne (g/t), or ounces per short ton of ore (oz/t).
Indicated Mineral Resource: That part of a Mineral Resource
for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with sufﬁcient conﬁdence to allow the application of Modifying Factors in sufﬁcient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufﬁcient to assume geological and grade (or quality) continuity between
points of observation where data and samples are gathered. An
Indicated Mineral Resource has a lower level of conﬁdence than that applying to a Measured Mineral Resource and may only be converted to a Probable Ore Reserve (JORC 2012).
Inferred Mineral Resource: That part of a Mineral Resource
for which quantity and grade (or quality) are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufﬁcient to imply but not verify geological and grade
187
ADMINISTRATIVE INFORMATION
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

GLOSSARY OF TERMS
continued
(or quality) continuity. It is based on exploration, sampling and testing information gathered through appropriate techniques
from locations such as outcrops, trenches, pits, workings and drill holes. An Inferred Mineral Resource has a lower level of conﬁdence than that applying to an Indicated Mineral Resource and must not be converted to an Ore Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued
exploration (JORC 2012).
Induced Polarisation (IP): A geophysical technique widely
used in the exploration for deposits.
Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon or direct zinc precipitation.
Life of Mine (LOM): Number of years that the operation is
planning to mine and treat ore, as taken from the current
mine plan.
Marginal ore (MO): Ore material with grade below the FGO
cut-off that can be economically treated at the end of mine life when overhead and mining costs are reduced. MO cut-off is the break-even grade where cost is representative of the reduced cost that will be experienced after mining has ended.
Measured Mineral Resource: That part of a Mineral Resource
for which quantity, grade (or quality), densities, shape, and physical characteristics are estimated with conﬁdence sufﬁcient to allow the application of Modifying Factors to support detailed mine planning and ﬁnal evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing gathered through
appropriate techniques from locations such as outcrops,
trenches, pits, workings and drill holes, and is sufﬁcient to conﬁrm geological and grade (or quality) continuity between
points of observation where data and samples are gathered.
A Measured Mineral Resource has a higher level of conﬁdence
than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved
Ore Reserve or under certain circumstances to a Probable Ore
Reserve (JORC 2012).
Metallurgical plant: A processing plant designed to treat ore and extract gold (and in some cases often valuable by-products).
Milling: A process of reducing broken ore to a size at which concentrating can be undertaken (See also ‘Comminution’).
Mine call factor (MCF): The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral
product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.
Metallurgical recovery factor (MetRF): A measure of the
efﬁciency in extracting gold from the ore deposit.
Mineral deposit: A mineral deposit is a concentration (or
occurrence) of material of possible economic interest in or on the Earth’s crust.
Mineral Reserve: ‘Ore Reserve’ is preferred under the JORC
Code but ‘Mineral Reserve’ is in common use in other countries and reporting codes (i.e. SAMREC) and is generally accepted
and regarded as synonymous.
Mining recovery factor (MRF): This factor reﬂects a mining
efﬁciency factor relating the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is
expressed in both a grade and tonnage number.
Modifying Factors: Considerations used to convert Mineral
Resources to Ore Reserves. These include, but are not
restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and
governmental factors.
Net present value (NPV): The difference between the present
value of cash inﬂows and the present value of cash outﬂows.
Ounce (oz) (troy): Imperial measure of mass speciﬁcally used for precious metals and still the standard measure of mass in the gold industry. A kilogram is equal to 32.1507 troy ounces. A troy ounce is equal to 31.1035 grams.
Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the total cash cost including Ore Reserve Development and stay-in-
business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).
Precipitate: The solid product formed when a change in
solution chemical conditions results in conversion of some pre-
dissolved ions into solid state.
Preliminary Feasibility study (Pre-Feasibility Study):A
comprehensive study of a range of options for the technical
and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of
underground mining, or the pit conﬁguration, in the case of
an open pit, is established and an effective method of mineral processing is determined. It includes a ﬁnancial analysis based
MINERAL RESOURCE AND ORE RESERVE REPORT
2013

on reasonable assumptions on the Modifying Factors and the
evaluation of any other relevant factors which are sufﬁcient for a
Competent Person, acting reasonably, to determine if all or part of the Mineral Resources may be converted to an Ore Reserve
at the time of reporting. A Pre-Feasibility Study is at a lower conﬁdence level than a Feasibility Study (JORC 2012).
Probable Ore Reserve: The economically mineable part of
an Indicated, and in some circumstances, a Measured Mineral
Resource. The conﬁdence in the Modifying Factors applying
to a Probable Ore Reserve is lower than that applying to a
Proved Ore Reserve. A Probable Ore Reserve has a lower level of conﬁdence than a Proved Ore Reserve but is of sufﬁcient
quality to serve as the basis for a decision on the development of the deposit (JORC2012).
Proved Ore Reserve: The economically mineable part of a
Measured Mineral Resource. A Proved Ore Reserve implies a
high degree of conﬁdence in the Modifying Factors (JORC2012).
Reclamation: In the South African context, reclamation
describes the process of reclaiming slimes (tailings) dumps
using high-pressure water cannons to form a slurry which is
pumped back to the metallurgical plants for processing.
Recovered grade: The recovered mineral content per unit of
ore treated.
Reef: A gold-bearing horizon, sometimes a conglomerate band
that may contain economic levels of gold. Reef can also be any signiﬁcant or thick gold bearing quartz vein.
Reﬁning: The ﬁnal puriﬁcation process of a metal or mineral to a saleable form.
Region: Deﬁnes the operational management divisions within
AngloGold Ashanti, namely South Africa, Continental Africa
(DRC, Ghana, Guinea, Mali, Namibia and Tanzania), Australasia
(Australia) and the Americas (Argentina, Brazil, Colombia and
the United States of America).
Rehabilitation: The process of returning disturbed land to
a stable, productive or self-sustaining condition requiring
no ongoing maintenance to meet the post-mining land use
objectives and taking into account beneﬁcial uses of the site and surrounding land. Rehabilitation objectives are generally deﬁned in environmental permits but are typically amended
during the operational phase of projects through stakeholder engagement processes to ensure post mining land uses are
congruent with surrounding and regional land use plans.
Rehabilitation methods can vary by location owing to the extent of disturbance and geo-climatic factors and include, among
others, the processes of Remediation, Revegetation and
Restoration, to address issues such as soil, ground and surface water, contamination, soil erosion and revegetation.
Resource modiﬁcation factor (RMF): This factor is applied
when there is an historic reconciliation discrepancy in the
Resource model. For example between the Resource Model
tonnage and the Grade Control Model tonnage. It is expressed in both a grade and tonnage number.
Seismic event: A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.
Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment
and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Smelting: A pyro-metallurgical operation in which gold
precipitate from electro-winning or zinc precipitation is further separated from impurities.
SMU: The smallest unit that can be mined at a particular
operation with the equipment available at that site, reﬂecting the intended or proposed mining selectively.
Stay-in-business capital: Capital expenditure to maintain
existing production assets. This includes replacement of
vehicles, plant and machinery, Ore Reserve development and
capital expenditure related to safety, health and the environment.
Stope: Underground excavation where the mineralised deposit
is extracted.
Stoping: The process of excavating ore underground.
Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings storage facilities: Dam facilities designed to store discarded tailings.
Tonne: Used in metric statistics. Equal to 1,000 kilograms (the
International System Units (SI) mass unit).
Tonnage: Quantity of material measured in tonnes.
Waste: Material that contains insufﬁcient mineralisation for consideration for future treatment and, as such, is discarded.
189
ADMINISTRATIVE INFORMATION
SECTION FOUR
SECTION FIVE
SECTION SIX
SECTION THREE
SECTION TWO
SECTION ONE

°
Degrees
kt
Thousand tonnes or tons
‘
Minutes
kg/t
Kilograms per tonne
$
United States dollars
km
Kilometres
3D
Three-dimensional space
LIB
Long inclined borehole
AC
Aircore drilling
LOM
Life of Mine
Ag
Silver
M or m
Metre or million, depending on the context
AGA
AngloGold Ashanti
m
2
Square metre
AGK
Ashanti Goldﬁelds Kilo
MCF
Mine Call Factor
ARS
Argentine peso
MetRF
Metallurgical Recovery Factor
ASX
Australian Securities Exchange
Mlb
Million pounds
Au
Contained gold
Moz
Million ounces
AUD
Australian dollars
MRF
Mining Recovery Factor
Avg.
Average
mRL
Metres relative level
BAL
Balancão
Mt
Million tonnes (metric)
BP
Business plan
Mtpa
Million tonnes per annum
BRL
Brazilian real
NPV
Net present value
capex
Capital expenditure
oz
Ounces (troy)
CdS
Córrego do Sítio
R or ZAR
South African rand
CLR
Carbon Leader Reef
RC
Reverse circulation drilling
cm
Centimetres
RMF
Resource Modiﬁcation Factor
cm.g/t
Centimetre grams per tonne
S
Sulphur
C Reef
Crystalkop Reef
SAMREC
The South African Code for the Reporting of
Exploration Results, Mineral Resources and
Mineral Reserves
DD
Diamond drilling
SER
Serrotinho deposit
DRC
Democratic Republic of the Congo
SMU
Selective mining unit
DMS
Dense Media Separation
SSP
Sadiola Sulphide Project
ESIA
Environmental and social impact assessment
t
Tonnes (metric)
EM
Electromagnetic
tpa
Tonnes per annum
FGS
Fonte Grande Sul
TSF
Tailings storage facility
g
Grams
tph
Tonnes per hour
GC
Grade control
tpm
Tonnes per month
g/t
Grams per tonne
U
3
O
8
Uranium Oxide
ha
Hectare
UC
Uniform conditioning
JORC
Australasian Code for Reporting Exploration
Results, Mineral Resources and Ore Reserves
VCR
Ventersdorp Contact Reef
JSE
Johannesburg Stock Exchange Limited
VR
Vaal Reef
kg
Kilograms
XRF
X-ray ﬂuorescence
μm
Microns
ABBREVIATIONS
MINERAL RESOURCE AND ORE RESERVE REPORT 2013

ADMINISTRATIVE INFORMATION
7141/13
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
UBS (South Africa) (Pty) Limited
Auditors:
Ernst & Young Inc.
Ofﬁces:
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13,
St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
Suite 31, Second ﬂoor, 107 Cheapside
London EC2V 6DN
England
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail: jane.kirton@corpserv.co.uk
DIRECTORS
Executive
RN Duffy (Chief Financial Ofﬁcer) ^
S Venkatakrishnan (Chief Executive Ofﬁcer) §
Non-executive
SM Pityana (Chairman) ^
Prof LW Nkuhlu (Lead Independent Director) ^
R Gasant ^
NP January-Bardill ^
MJ Kirkwood *
TT Mboweni ^
RJ Ruston ~
* British § Indian
~ Australian ^ South African
Ofﬁcers
Group General Counsel and Company Secretary
ME Sanz Perez
Investor relations contacts:
South Africa
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-Mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@anglogoldashanti.com
United States
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
General e-mail enquiries:
Investors@anglogoldashanti.com
AngloGold Ashanti website:
www.anglogoldashanti.com
Company secretarial e-mail:
Companysecretary@anglogoldashanti.com
AngloGold Ashanti posts information that is important
to investors on the main page of its website at www.
anglogoldashanti.com and under the “Investors” tab on the
main page. This information is updated regularly. Investors
should visit this website to obtain important information about
AngloGold Ashanti.

WWW.ANGLOGOLDASHANTI.COM
Download the full
Mineral Resource
and Ore Reserve
Report 2013

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 03, 2014
By: /s/ M E SANZ PEREZ
Name:   M E Sanz Perez
Title:     Group General Counsel and Company
Secretary